UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16

Of The Securities Exchange Act Of 1934

For the month of May, 2020

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Parent and Consolidated Interim Financial Information as of and the Three-month period Ended March 31, 2020 and Report on Review of Interim Financial Information
2.	1Q20 Earnings Release
3.	Board of Directors minutes

(Convenience Translation into English from

the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Parent and Consolidated

Interim Financial Information

as of and the Three-month period

Ended March 31, 2020 and

Report on Review of Interim

Financial Information

KPMG Auditores Independentes

Ultrapar Participações S.A. and Subsidiaries

Parent and Consolidated

Interim Financial Information

As of and the Three-month period Ended March  31, 2020

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Report on the Review of quarterly Information - ITR

To the Shareholders, Directors and Management of

Ultrapar Participações S.A.

São Paulo, SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Ultrapar Participações S.A. (“Company”), comprised in the Quarterly Financial Information - ITR Form for the quarter ended March 31, 2020, which comprise the statements of financial position as of March 31, 2020 and related statements of income, comprehensive income, changes in shareholder´s equity and cash flows for the three-month period then ended, including explanatory notes.

The Company´s Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement CPC 21 (R1) Interim Financial Information and with International Standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in a manner consistent with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of the Quarterly Financial Information - ITR. Our responsibility is to express a conclusion on these interim financial information based on our review.

Scope of Review

Our review was conducted in accordance with the Brazilian and International Review Standards of interim information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by the Accounting Committee and by IASB applicable to the preparation of Quarterly Financial Information – ITR and presented in accordance with the standards issued by the Brazilian Securities Exchange Commission - CVM.

Other matters

Interim statements of value added

The individual and consolidated interim statements of value added (DVA) for the three-month period ended March 31, 2020, prepared under the responsibility of the Company’s management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company’s interim financial information. In order to form our conclusion, we evaluated whether these statements are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added are not prepared, in all material respects, according to the criteria defined in this Standard and consistently in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, May 13, 2020

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Marcio Serpejante Peppe

Accountant CRC 1SP233011/O-8

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

As of March 31, 2020 and December 31, 2019

(In thousands of Brazilian Reais)

		Parent		Consolidated
Assets	Note	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Current assets
Cash and cash equivalents	4.a	17,456	42,580	2,494,001	2,115,379
Financial investments and hedging instruments	4.b	28,471	95,829	3,460,708	3,090,212
Trade receivables	5.a	—	—	3,187,717	3,635,834
Reseller financing	5.b	—	—	441,641	436,188
Inventories	6	—	—	3,394,838	3,715,560
Recoverable taxes	7.a	—	—	1,010,344	1,122,335
Recoverable income and social contribution taxes	7.b	50,352	49,750	426,188	325,343
Dividends receivable		3,074	3,074	3,630	3,630
Other receivables		28,880	4,258	79,701	36,765
Prepaid expenses	10	2,258	2,135	157,097	111,355
Contractual assets with customers – exclusive rights	11	—	—	473,483	465,454

Total current assets		130,491	197,626	15,129,348	15,058,055

Non-current assets
Financial investments and hedging instruments	4.b	—	—	1,294,030	506,506
Trade receivables	5.a	—	—	39,987	53,666
Reseller financing	5.b	—	—	361,213	364,748
Related parties	8.a	750,000	759,123	490	490
Deferred income and social contribution taxes	9.a	35,592	41,613	916,132	653,694
Recoverable taxes	7.a	—	—	982,611	767,360
Recoverable income and social contribution taxes	7.b	39,447	39,447	103,331	104,947
Escrow deposits	22.a	2	17	957,177	921,443
Indemnification asset – business combination	22.c	—	—	193,577	193,496
Other receivables		—	—	3,158	3,430
Prepaid expenses	10	237	255	62,384	69,216
Contractual assets with customers – exclusive rights	11	—	—	1,065,830	1,000,535

Total long term assets		825,278	840,455	5,979,920	4,639,531

Investments
In subsidiaries	12.a	9,712,155	10,058,456	—	—
In joint-ventures	12.b	12,757	18,792	142,568	153,076
In associates	12.c	—	—	26,331	25,750
Other		—	—	2,793	2,793

		9,724,912	10,077,248	171,692	181,619

Right to use assets	13	36,533	5,799	2,069,725	1,980,912
Property, plant, and equipment	14	4,614	2,532	7,884,696	7,572,762
Intangible assets	15	256,992	246,163	1,780,500	1,762,593

Total non-current assets		10,848,329	11,172,197	17,886,533	16,137,417

Total assets		10,978,820	11,369,823	33,015,881	31,195,472

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Financial Position

As of March 31, 2020 and December 31, 2019

(In thousands of Brazilian Reais)

		Parent		Consolidated
Liabilities	Note	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Current liabilities
Loans and hedging instruments	16	—	—	1,529,496	867,871
Debentures	16.g	4,254	28,713	276,824	249,570
Trade payables	17	3,738	2,173	1,541,758	2,158,478
Trade payables – reverse factoring	17	—	—	863,589	541,593
Salaries and related charges	18	21,048	958	340,052	405,636
Taxes payable	19	192	389	245,165	269,922
Dividends payable	25.h	16,222	14,689	17,957	16,694
Income and social contribution taxes payable		47	—	97,922	164,757
Post-employment benefits	20.b	—	—	29,849	28,951
Provision for asset retirement obligation	21	—	—	4,427	3,847
Provision for tax, civil, and labor risks	22.a	36	—	44,175	40,455
Leases payable	13	3,707	144	230,489	206,396
Other payables		1,316	3	196,637	213,273
Deferred revenue	23	—	—	26,131	27,626

Total current liabilities		50,560	47,069	5,444,471	5,195, 069

Non-current liabilities
Loans and hedging instruments	16	—	—	8,771,534	6,907,113
Debentures	16.g	1,723,552	1,723,368	6,384,192	6,368,168
Related parties	8.a	4,892	4,220	3,901	3,925
Deferred income and social contribution taxes	9.a	634	—	32,282	7,531
Post-employment benefits	20.b	—	—	245,805	243,916
Provision for asset retirement obligation	21	—	—	47,482	47,395
Provision for tax, civil, and labor risks	22.a; 22.c	445	399	887,187	884,140
Leases payable	13	34,766	5,855	1,473,754	1,382,277
Subscription warrants – indemnification	24	47,293	130,657	47,293	130,657
Other payables		—	—	176,287	190,106

Total non-current liabilities		1,811,582	1,864,499	18,069,717	16,165,228

Equity
Share capital	25.a; 25.f	5,171,752	5,171,752	5,171,752	5,171,752
Equity instrument granted	25.b	14,105	11,970	14,105	11,970
Capital reserve	25.d	595,472	542,400	595,472	542,400
Treasury shares	25.c	(485,383)	(485,383)	(485,383)	(485,383)
Revaluation reserve on subsidiaries	25.e	4,476	4,522	4,476	4,522
Profit reserves	25.f	3,995,414	3,995,414	3,995,414	3,995,414
Retained earnings		160,389	—	160,389	—
Valuation adjustments	25.g.1	(563,848)	(146,317)	(563,848)	(146,317)
Cumulative translation adjustments	25.g.2	224,301	102,427	224,301	102,427
Additional dividends to the minimum mandatory dividends	25.h	—	261,470	—	261,470

Equity attributable to:
Shareholders of the Company		9,116,678	9,458,255	9,116,678	9,458,255
Non-controlling interests in subsidiaries		—	—	385,015	376,920

Total equity		9,116,678	9,458,255	9,501,693	9,835,175

Total liabilities and equity		10,978,820	11,369,823	33,015,881	31,195,472

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Profit or Loss

For the three-month period ended March 31, 2020 and 2019

(In thousands of Brazilian Reais, except earnings per share)

		Parent		Consolidated
	Note	03/31/2020	03/31/2019	03/31/2020	03/31/2019
Net revenue from sales and services	26	—	—	21,387,138	20,739,253
Cost of products and services sold	27	—	—	(19,977,191)	(19,294,673)

Gross profit		—	—	1,409,947	1,444,580
Operating income (expenses)
Selling and marketing	27	—	—	(614,631)	(650,309)
Expected losses on doubtful accounts	27	—	—	(30,275)	(28,193)
General and administrative	27	—	—	(409,881)	(383,845)
Loss on disposal of property, plant and equipment and intangibles	28	—	—	6,938	(2,082)
Other operating income, net	29	(245)	431	123,939	36,713

Operating income before financial income (expenses) and share of profit (loss) of subsidiaries, joint ventures and associates		(245)	431	486,037	416,864

Share of profit (loss) of subsidiaries, joint ventures and associates	12	154,849	225,697	(12,428)	(6,970)

Operating income before financial income (expenses) and income and social contribution taxes		154,604	226,128	473,609	409,894
Financial income	30	34,134	41,167	182,051	144,149
Financial expenses	30	(21,053)	(29,145)	(349,681)	(143,321)

Financial result, net		13,081	12,022	(167,630)	828

Income before income and social contribution taxes		167,685	238,150	305,979	410,722
Income and social contribution taxes
Current	9.b; 9.c	(170)	—	(108,289)	(139,387)
Deferred	9.b	(6,656)	(4,489)	(28,824)	(28,782)

		(6,826)	(4,489)	(137,113)	(168,169)
Net income for the period		160,859	233,661	168,866	242,553

Net income for the period attributable to:
Shareholders of the Company		160,859	233,661	160,859	233,661
Non-controlling interests in subsidiaries		—	—	8,007	8,892
Earnings per share (based on weighted average number of shares outstanding) – R$
Basic	31	0.1480	0.2208	0.1480	0.2208
Diluted	31	01471	0.2194	0.1471	0.2194

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Comprehensive Income

For the three-month period ended March 31, 2020 and 2019

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2020	03/31/2019	03/31/2020	03/31/2019
Net income for the period		160,859	233,661	168,866	242,553
Items that are subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, net	25.g.1	(420,032)	(5,920)	(420,032)	(5,899)
Fair value adjustments of financial instruments of joint ventures, net	25.g.1	2,501	46	2,501	46
Cumulative translation adjustments, net of hedge of net investments in foreign operations and income and social contribution taxes	25.g.2	121,874	4,543	121,874	4,543
Items that are not subsequently reclassified to profit or loss:
Actuarial gain (losses) of post-employment benefits of subsidiaries, net	25.g.1	—	238	—	238

Total comprehensive income for the period		(134,798)	232,568	(126,791)	241,481

Total comprehensive income for the period attributable to shareholders of the Company		(134,798)	232,568	(134,798)	232,568
Total comprehensive income for the period attributable to non-controlling interest in subsidiaries		—	—	8,007	8,913

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Changes in Equity

For the three-month period ended March 31, 2020 and 2019

(In thousands of Brazilian Reais)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2019		5,171,752	11,970	542,400	(485,383)	4,522	705,341	3,290,073	(146,317)	102,427	—	261,470	9,458,255	376,920	9,835,175
Net income for the period		—	—	—	—	—	—	—	—	—	160,859	—	160,859	8,007	168,866
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes	25.g.1	—	—	—	—	—	—	—	(417,531)	—	—	—	(417,531)	—	(417,531)
Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g.2	—	—	—	—	—	—	—	—	121,874	—	—	121,874	—	121,874

Total comprehensive income for the period		—	—	—	—	—	—	—	(417,531)	121,874	160,859	—	(134,798)	8,007	(126,791)
Issuance of shares related to the subscription warrants – indemnification – Extrafarma acquisition	—	—	—	53,072	—	—	—	—	—	—	—	—	53,072	—	53,072
Equity instrument granted	25.b	—	2,135	—	—	—	—	—	—	—	—	—	2,135	—	2,135
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	(46)	—	—	—	—	46	—	—	—	—
Loss due to the payments fixed dividends to preferred shares		—	—	—	—	—	—	—	—	—	(516)	—	(516)	516	—
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(428)	(428)
Approval of additional dividends by the Shareholders’ Meeting	25.h	—	—	—	—	—	—	—	—	—	—	(261,470)	(261,470)	—	(261,470)

Balance as of March 31, 2020		5,171,752	14,105	595,472	(485,383)	4,476	705,341	3,290,073	(563,848)	224,301	160,389	—	9,116,678	385,015	9,501,693

Ultrapar Participações S.A. and Subsidiaries Statements of Changes in Equity For the three-month period ended March 31, 2020 and 2019 (In thousands of Brazilian Reais)

							Profit reserve						Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve on subsidiaries	Legal reserve	Investments statutory reserve	Valuation adjustments	Cumulative translation adjustments	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of the Company	Non-controlling interests in subsidiaries	Consolidated equity
Balance as of December 31, 2018		5,171,752	4,309	542,400	(485,383)	4,712	686,665	3,412,427	(63,989)	65,857	—	109,355	9,448,105	351,924	9,800,029
Net income for the period		—	—	—	—	—	—	—	—	—	233,661	—	233,661	8,892	242,553
Other comprehensive income:
Fair value adjustments of available for financial instruments, net of income taxes	25.g.1	—	—	—	—	—	—	—	(5,874)	—	—	—	(5,874)	21	(5,853)
Actuarial gain of post-employment benefits, net of income taxes	25.g.1	—	—	—	—	—	—	—	238	—	—	—	238	—	238

Currency translation of foreign subsidiaries, including the effect of net investments hedge	25.g.2	—	—	—	—	—	—	—	—	4,543	—	—	4,543	—	4,543

Total comprehensive income for the period		—	—	—	—	—	—	—	(5,636)	4,543	233,661	—	232,568	8,913	241,481
Equity instrument granted	25.b	—	1,002	—	—	—	—	—	—	—	—	—	1,002	—	1,002
Realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	(49)	—	—	—	—	49	—	—	—	—
Income and social contribution taxes on realization of revaluation reserve of subsidiaries	25.e	—	—	—	—	—	—	—	—	—	3	—	3	—	3
Additional dividends attributable to non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—	(3,231)	(3,231)
Approval of additional dividends by the Shareholders’ Meeting	25.h	—	—	—	—	—	—	—	—	—	—	(109,355)	(109,355)	—	(109,355)

Balance as of March 31, 2019		5,171,752	5,311	542,400	(485,383)	4,663	686,665	3,412,427	(69,625)	70,400	233,713	—	9,572,323	357,606	9,929,929

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows - Indirect Method

For the three-month period ended March 31, 2020 and 2019

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2020	03/31/2019	03/31/2020	03/31/2019
Cash flows from operating activities
Net income for the period		160,859	233,661	168,866	242,553
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	12	(154,849)	(225,697)	12,428	6,970
Amortization of contractual assets with customers – exclusive rights	11	—	—	82,860	83,608
Amortization of right to use assets	13.a	512	—	77,867	78,149
Depreciation and amortization	14;15	293	—	225,860	210,644
PIS and COFINS credits on depreciation	14;15	—	—	4,527	3,640
Interest and foreign exchange rate variations		(627)	(2,390)	505,410	236,124
Deferred income and social contribution taxes	9.b	6,656	4,489	28,824	28,782
Loss on disposal of property, plant, and equipment and intangibles	28	—	—	(6,938)	2,082
Expected losses on doubtful accounts	5	—	—	30,275	28,193
Provision for losses in inventories	6	—	—	(4,586)	2,115
Provision for post-employment benefits	20.b	—	—	5,156	(3,868)
Equity instrument granted	8.c	—	—	2,136	1,002
Other provisions and adjustments		—	—	(3,221)	(2,210)

		12,844	10,063	1,129,464	917,784
(Increase) decrease in current assets
Trade receivables and reseller financing	5	—	—	416,525	226,052
Inventories	6	—	—	328,554	107,086
Recoverable taxes	7	(602)	7,441	11,146	(61,653)
Dividends received from subsidiaries and joint ventures		216,156	401,098	—	—
Insurance and other receivables		(24,622)	(1,982)	(42,936)	(12,371)
Prepaid expenses	10	(123)	(269)	(45,742)	(14,655)
Increase (decrease) in current liabilities
Trade payables	17	1,565	(58)	(309,616)	(648,268)
Salaries and related charges	18	20,090	—	(65,584)	(101,661)
Taxes payable	19	(197)	(11,150)	(24,757)	(28,207)
Income and social contribution taxes		47	(9,238)	(28,054)	109,292
Post-employment benefits	20.b	—	—	898	—
Provision for tax, civil, and labor risks	22.a	36	—	3,720	7,058
Insurance and other payables		1,313	(3,974)	(16,830)	(8,344)
Deferred revenue	23	—	—	(1,495)	6,923
(Increase) decrease in non-current assets
Trade receivables and reseller financing	5	—	—	17,214	45,512
Recoverable taxes	7	—	9,121	(213,635)	23,177
Escrow deposits		15	—	(35,734)	(11,433)
Other receivables		—	—	191	105
Prepaid expenses	10	18	2	6,912	(2,121)
Increase (decrease) in non-current liabilities
Post-employment benefits	20.b	—	—	(3,267)	127
Provision for tax, civil, and labor risks	22.a; 22.c	46	(400)	3,047	(1,222)
Other payables		672	256	(13,819)	14,888
Deferred revenue	23	—	—	—	(820)
Payments of contractual assets with customers – exclusive rights	11	—	—	(145,429)	(64,056)
Income and social contribution taxes paid		—	—	(38,781)	(40,790)

Net cash provided by operating activities		227,258	400,910	931,992	462,403

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Cash Flows - Indirect Method

For the three-month period ended March 31, 2020 and 2019

(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	03/31/2020	03/31/2019	03/31/2020	03/31/2019
Cash flows from investing activities
Financial investments, net of redemptions	4b	67,358	32,983	(143,310)	7,739
Acquisition of property, plant, and equipment	14	(2,220)	—	(177,378)	(199,220)
Acquisition of intangible assets	15	(10,985)	—	(43,191)	(14,885)
Capital increase in subsidiary	12.a	(3,010)	—	—	—
Proceeds from disposal of property, plant, and equipment and intangibles	28	—	—	19,655	8,983

Net cash provided by (used in) investing activities		51,143	32,983	(344,224)	(197,383)

Cash flows from financing activities
Loans and debentures
Proceeds	16	—	—	240,674	60,067
Repayments	16	—	—	(89,535)	(247,405)
Interest paid	16	(43,083)	(55,385)	(90,361)	(113,813)
Payments of lease	13	(505)	—	(85,654)	(76,845)
Dividends paid	25.h	(259,937)	(378,445)	(260,635)	(380,587)
Related parties	8.a	—	1,994	(24)	(24)

Net cash (used in) financing activities		(303,525)	(431,836)	(285,535)	(758,607)

Effect of exchange rate changes on cash and cash equivalents in foreign currency		—	—	76,389	954
(Decrease) increase in cash and cash equivalents		(25,124)	2,057	378,622	(492,633)

Cash and cash equivalents at the beginning of the period	4.a	42,580	172,315	2,115,379	3,938,951
Cash and cash equivalents at the end of the period	4.a	17,456	174,372	2,494,001	3,446,318
Transactions without cash effect:
Addition on right to use assets and leases payable	13.a	—	—	169,417	26,964
Addition on contractual assets with customers – exclusive rights	11	—	—	14,892	—

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Statements of Value Added

For the three-month period ended March 31, 2020 and 2019

(In thousands of Brazilian Reais, except percentages)

		Parent				Consolidated
	Note	03/31/2020%		03/31/2019%		03/31/2020%		03/31/2019%
Revenue
Gross revenue from sales and services, except rents and royalties	26	—		—		22,966,345		22,090,686
Rebates, discounts, and returns	26	—		—		(472,125)		(399,871)
Expected losses on doubtful accounts		—		—		(30,275)		(28,245)
Amortization of contractual assets with customers – exclusive rights	11	—		—		(82,860)		(83,608)
Gain (loss) on disposal of property, plant, and equipment and intangibles and other operating income, net	28; 29	—		—		130,877		34,631

		—		—		22,511,962		21,613,593
Materials purchased from third parties
Raw materials used		—		—		(1,334,286)		(1,444,895)
Cost of goods, products, and services sold		—		—		(18,919,208)		(17,883,890)
Third-party materials, energy, services, and others		36,501		2,234		(537,057)		(622,277)
Provisions for losses of assets		—		—		(7,890)		(5,084)

		36,501		2,234		(20,798,441)		(19,956,146)
Gross value added		36,501		2,234		1,713,521		1,657,447

Deductions
Depreciation and amortization	14;15	(805)		—		(303,727)		(288,793)
PIS and COFINS credits on depreciation	14;15	—		—		(4,527)		(3,640)

		(805)		—		(308,254)		(292,433)
Net value added by the Company		35,696		2,234		1,405,267		1,365,014

Value added received in transfer
Share of profit (loss) of subsidiaries, joint ventures, and associates	12	154,849		225,697		(12,428)		(6,970)
Rents and royalties	26	—		—		34,762		37,773
Financial income	30	34,134		41,167		182,051		144,149

		188,983		266,864		204,385		174,952
Total value added available for distribution		224,679		269,098		1,609,652		1,539,966

Distribution of value added
Labor and benefits		27,987	12	1,505	1	449,143	28	514,257	34
Taxes, fees, and contributions		12,718	6	5,791	2	689,730	43	637,401	41
Financial expenses and rents		23,115	10	28,141	10	301,913	19	145,755	9
Retained earnings		160,859	72	233,661	87	168,866	10	242,553	16

Value added distributed		224,679	100	269,098	100	1,609,652	100	1,539,966	100

The accompanying notes are an integral part of the interim financial information.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly traded company headquartered at the Brigadeiro Luis Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial, and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates in the segments of liquefied petroleum gas—LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga”), production and marketing of chemicals (“Oxiteno”), and storage services for liquid bulk (“Ultracargo”) and retail distribution of pharmaceutical, hygiene, beauty, and skincare products (“Extrafarma”). The information about segments are disclosed in Note 32.

2.	Presentation of Interim Financial Information and Summary of Significant Accounting Policies

The Company’s parent and consolidated interim financial information (“interim financial information”) were prepared in accordance with the International Accounting Standard (“IAS”) 34 – Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and in accordance with the pronouncement CPC 21 (R1) issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”).

All relevant specific information of the interim financial information , and only this information, were presented and correspond to that used by the Company’s and its subsidiaries’ Management.

The presentation currency of the Company’s interim financial information is the Brazilian Real (“R$”), which is the Company’s functional currency.

The Company and its subsidiaries applied the accounting policies described below in a consistent manner for all years presented in this interim financial information.

The impacts caused by the COVID-19 pandemic are presented in Note 35.

a.	Recognition of Revenue

Revenue of sales and services rendered is measured at the value of the consideration that the Company’s subsidiaries expect to be entitled to, net of sales returns, discounts, amortization of contractual assets with customers and other deductions, if applicable, being recognized as the entity fulfills its performance obligation. At Ipiranga, the revenue from sales of fuels and lubricants is recognized when the products are delivered to gas stations and to large consumers. At Ultragaz, revenue from sales of LPG is recognized when the products are delivered to customers at home, to independent dealers and to industrial and commercial customers. At Extrafarma, the revenue from sales of pharmaceuticals is recognized when the products are delivered to end user customers in own drugstores and when the products are delivered to independent resellers. At Oxiteno, the revenue from sales of chemical products is recognized when the products are delivered to industrial customers, depending of the freight mode of delivery. At Ultracargo, the revenue provided from storage services is recognized as services are performed. The breakdowns of revenues from sales and services are shown in Notes 26 and 32.

Amortization of contractual assets with customers for the exclusive rights in Ipiranga’s reseller service stations and the bonuses paid in performance obligation sales are recognized in the income statement as a deduction of the revenue from sale according to the conditions established in the agreements which is reviewed as per the changes occurred in the agreements (see Notes 2.f and 11).

The am/pm franchising upfront fee received by Ipiranga is deferred and recognized in profit or loss as the entity fulfills its performance obligation throughout the terms of the agreements with the franchisees. For more information, see Note 23.a.

Deferred revenue from loyalty program is recognized in the income statement when the points are redeemed, on which occasion the costs incurred are also recognized in profit or loss. Deferred revenue of unredeemed points is also recognized in profit or loss when points expire. For more information, see Note 23.b.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Costs of products sold and services provided include goods (mainly fuels, lubricants, LPG, and pharmaceutical products), raw materials (chemicals and petrochemicals) and production, distribution, storage, and fulfillment costs.

Exchange variations and the results of derivative financial instruments are presented in the statement of profit and loss on financial expenses.

Research and development expenses are recognized in the statements of profit or loss in general and administrative expenses and amounted to R$ 14,110 for the three-month period ended March 31, 2020 (R$ 15,454 for the three-month period ended March 31, 2019).

b.	Cash and Cash Equivalents

Includes cash, banks deposits, and short-term, highly liquid investments that are readily convertible into a known amount of cash and are subject to an insignificant risk of change in value. For further information on cash and cash equivalents of the Company and its subsidiaries, see Note 4.a.

c.	Financial Assets

The Company and its subsidiaries evaluated the classification and measurement of financial assets based on its business model of financial assets as follows:

•

Amortized cost: financial assets held in order to collect contractual cash flows, solely principal and interest. The interest earned and the foreign currency exchange variation are recognized in profit or loss, and balances are stated at acquisition cost plus the interest earned, using the effective interest rate method. Financial investments in guarantee of loans are classified as amortized cost.

•

Measured at fair value through other comprehensive income: financial assets that are acquired or originated for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and the interest earned, and the foreign currency exchange variation are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus the interest earned are recognized in equity in other comprehensive income in the “Valuation adjustments”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement. Substantially the financial investments in Bank Certificates of Deposit (“CDB”) and repurchase agreements are classified as measured at fair value through other comprehensive income.

•

Measured at fair value through profit or loss: financial assets that were not classified as amortized cost or measured at fair value through other comprehensive income. The balances are stated at fair value and both the interest earned and the exchange variations and changes in fair value are recognized in the income statement. Investment funds and derivatives are classified as measured at fair value through profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The Company and its subsidiaries use financial instruments for hedging purposes, applying the concepts described below:

•

Hedge accounting - fair value hedge: financial instruments used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect the entity’s statements of profit or loss. In the initial designation of the fair value hedge, the relationship between the hedging instrument and the hedged item is documented, including the objectives of risk management, the strategy in conducting the transaction, and the methods to be used to evaluate its effectiveness. Once the fair value hedge has been qualified as effective, the hedge item is also measured at fair value. Gains and losses from hedge instruments and hedge items are recognized in the statements of profit or loss. The hedge accounting must be discontinued when the hedge becomes ineffective.

•

Hedge accounting - cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect the statements of profit or loss. The portion of the gain or loss on the hedging instrument that is determined to be effective relating to the effects of exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as “Valuation adjustments” while the ineffective portion is recognized in the statements of profit or loss. Gains or losses on the hedging instrument relating to the effective portion of this hedge that had been recognized directly in accumulated other comprehensive income shall be recognized in profit or loss in the period in which the hedged item is recognized in profit or loss or as initial cost of non- financial assets, in the same line of the statement that the hedged item is recognized. The hedge accounting shall be discontinued when (i) the hedging relationship is canceled; (ii) the hedging instrument expires; and (iii) the hedging instrument no longer qualifies for hedge accounting. When hedge accounting is discontinued, gains and losses recognized in equity in other comprehensive income are reclassified to the statements of profit or loss in the period which the hedged item is recognized in profit or loss. If the transaction hedged is canceled or is not expected to occur, the cumulative gains and losses in equity in other comprehensive income shall be recognized immediately in profit or loss.

•

Hedge accounting - hedge of net investments in foreign operation: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company. The portion of the gain or loss on the hedging instrument that is determined to be effective, referring to the exchange rate effect, is recognized directly in equity in accumulated other comprehensive income as cumulative translation adjustments, while the ineffective portion and the operating costs are recognized in the statements of profit or loss. The gain or loss on the hedging instrument that has been recognized directly in accumulated other comprehensive income shall be recognized in the statements of profit or loss when the disposal of the foreign subsidiary occurs.

For further information on financial instruments, see Note 33.

d.	Trade receivables and reseller financing

Trade receivables are recognized at the amount invoiced of the counterparty that the Company subsidiaries are entitled (see Notes 5 and 33.d.3). The expected losses take into account, (i) at the initial recognition of the contract, the expected losses for the next 12 months or (ii) for the lifetime of the contract when the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The amount of the expected credit losses is deemed by management to be sufficient to cover any probable loss on realization of trade receivables.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Inventories

Inventories are stated at the lower of acquisition cost or net realizable value (see Note 6). The cost value of inventory is measured using the weighted average cost and includes the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production. Estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. Subsequent events related to the fluctuation of prices and costs are also considered, if relevant. If net realizable values are below inventory costs, a provision corresponding to this difference is recognized. Provisions are also made for obsolescence of products, materials, or supplies that (i) do not meet its subsidiaries’ specifications, (ii) have exceeded their expiration date, or (iii) are considered slow-moving inventory. This classification is made by management with the support of its industrial and operations teams.

f.	Contractual assets with customers – exclusive rights

Exclusive rights disbursements as provided in Ipiranga’s agreements with reseller service stations and major consumers are recognized as contractual assets when paid and amortized according to the conditions established in the agreements (see Note 2.a and 11).

g.	Investments

Investments in subsidiaries are accounted for under the equity method of accounting in the interim financial information of the parent company (see Notes 3.b and 12.a). A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities. Usually the equity interest in a subsidiary is more than 50%.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the interim financial information (see Note 12 items b and c). An associate is an investment, in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement, which establish that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary

h.	Right to Use Assets and Lease Payable

The Company and its subsidiaries recognized in the financial position, a right to use assets and the respective lease liabilities initially measured at the present value of future lease payments, considering the related contract costs (see Note 13). The amortization expenses of right to use assets is recognized in statement of profit or loss over the lease contract term. The Company and its subsidiaries have no intention of purchasing the underlying asset. The liability is increased for interest and decreased by lease payments made. The interests are recognized in the statement of profit or loss using the effective interest rate method. The remeasurement of assets and liabilities based on the contractual index is recognized in the financial position, not having an effect in the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries review the existence of an indication that the rights to use assets may have devaluation or impairment (see note 2.u).

Right to use assets include amounts related to area port leases grants (see Note 34.c).

The Company and its subsidiaries apply the recognition’s exemptions to short-term leases of 12 months or less, and leases of low amount assets such. In these cases, the recognition of the lease expense in the statements of profit or loss is on a straight-line basis.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

i.	Property, Plant, and Equipment

Property, plant, and equipment (“PP&E”) is recognized at acquisition or construction cost, including financial charges incurred on PP&E under construction, as well as qualifying maintenance costs resulting from scheduled plant outages and estimated costs to remove, to decommission, or to restore assets (see Notes 2.n and 21), less accumulated depreciation and, when applicable, less provision for losses (see Note 14).

Depreciation is calculated using the straight-line method, over the periods mentioned in Note 14, taking into account the estimated useful lives of the assets, which are reviewed annually.

Leasehold improvements are depreciated over the shorter of the lease contract term and useful life of the property.

j.	Intangible Assets

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, according to the criteria below:

•

Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identified assets and liabilities assumed of the acquired entity. Goodwill is tested annually for impairment. Goodwill is allocated to the business segments, which represent the lowest level that goodwill is monitored for impairment testing purposes (see Note 15.a).

•

Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the total acquisition cost and amortized using straight-line method, over the periods mentioned in Note 15, taking into account their useful lives, which are reviewed annually.

The Company and its subsidiaries have not recognized intangible assets that were generated internally. The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life (see Note 15 items a and e).

k.	Other Assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary changes and changes in exchange rates incurred or less a provision for loss and, if applicable, adjustment to present value.

l.	Financial Liabilities

The financial liabilities include trade payables and other payables, loans, debentures, leases payable and derivative financial instruments. Financial liabilities are classified as “financial liabilities at fair value through profit or loss” or “financial liabilities at amortized cost”. The financial liabilities at fair value through profit or loss refer to derivative financial instruments, subscription warrants—indemnification, and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 2.c – Fair Value Hedge). The financial liabilities at amortized cost are stated at the initial transaction amount plus related charges and net of amortization and transaction costs. The charges are recognized in the statement of profit or loss using the effective interest rate method.

Transaction costs incurred and directly attributable to the activities necessary for contracting loans or for issuing bonds, as well as premiums and discounts upon issuance of debentures and other debt, are allocated to the instrument and amortized in the statement of profit or loss taking into its term, using the effective interest rate method (see Note 16.h).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

m.	Income and Social Contribution Taxes on Income

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the interim financial information. The current rates in Brazil are 25% for IRPJ and 9% for CSLL. For further information about recognition and realization of IRPJ and CSLL, see Note 9.

For purposes of disclosure, deferred tax assets were offset against the deferred tax liability, IRPJ and CSLL, in the same taxable entity and the same tax authority.

n.	Provision for Asset Retirement Obligation – Fuel Tanks

The subsidiary Ipiranga has the legal obligation to remove the underground fuel tanks located at Ipiranga-branded service stations after a certain period. The estimated cost of the obligation to remove these fuel tanks is recognized as a liability when the tanks are installed. The estimated cost is recognized in PP&E and depreciated over the respective useful lives of the tanks. The amounts recognized as a liability accrue interest using the National Consumer Price Index (“IPCA”) until the tank is removed (see Note 21). The estimated removal cost is reviewed and updated annually or when there is significant change in its amount and change in the estimated costs are recognized in statements of profit or loss when they become known. An increase in the estimated cost of the obligation to remove the tanks could result in negative impact in future results.

o.	Provisions for Tax, Civil, and Labor Risks

A provision for tax, civil and labor risks is recognized for quantifiable risks, when the chance of loss is more-likely-than-not in the opinion of management and internal and external legal counsel, and the amounts are recognized based on the evaluation of the outcomes of the legal proceedings (see Note 22).

p.	Post-Employment Benefits

Post-employment benefits granted and to be granted to employees, retirees, and pensioners are based on an actuarial calculation prepared by an independent actuary and reviewed by management, using the projected unit credit method (see Note 20.b). The actuarial gains and losses are recognized in equity in cumulative other comprehensive income in the “Valuation adjustments”.

q.	Other Liabilities

Other liabilities are stated at known or measurable amounts and changes in exchange rates incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

r.	Foreign Currency Transactions

Foreign currency transactions carried out by the Company or its subsidiaries are remeasured into their functional currency at the exchange rate prevailing at the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate at the date of the interim financial information. The effect of the difference between those exchange rates is recognized in financial results until the conclusion of each transaction.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

s.	Basis for Translation of Interim Financial Information of Foreign Subsidiaries

s.1. Subsidiaries with administrative autonomy

Assets and liabilities of the foreign subsidiaries, denominated in currencies other than Brazilian Real, which have administrative autonomy, are translated using the exchange rate at the date of the interim financial information. Revenues and expenses are translated using the average exchange rate of each year and equity is translated at the historical exchange rate of each transaction affecting equity. Gains and losses resulting from changes in these foreign investments are directly recognized in equity in cumulative other comprehensive income in the “cumulative translation adjustments” and will be recognized in profit or loss if these investments are disposed of. The balance in cumulative other comprehensive income on March 31, 2020 was a gain of R$ 224,301 (gain of R$ 102,427 on December 31, 2019) - see Note 25.g.2.

The foreign subsidiaries with functional currency different from the Company and which have administrative autonomy are listed below:

Subsidiary	Functional currency	Location
Oxiteno México S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Corporativos S.A. de C.V.	Mexican Peso	Mexico
Oxiteno Servicios Industriales S.A. de C.V.	Mexican Peso	Mexico
Oxiteno USA LLC	U.S. Dollar	United States
Oxiteno Uruguay S.A. (i)	U.S. Dollar	Uruguay

(i)

The subsidiary Oxiteno Uruguay S.A. (“Oxiteno Uruguay”) determined its functional currency as the U.S. dollar (“US$”), as its inventory sales, purchases of raw material inputs, and financing activities are performed substantially in this currency.

s.2.	Subsidiaries without self-administrative autonomy

Assets and liabilities of the other foreign subsidiaries, which do not have administrative autonomy, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the Financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result. The gain recognized in income for the three-month period ended March 31, 2020 amounted to R$ 28,021 (gain of R$ 1,520 for the three-month period ended March 31, 2019).

t.	Use of Estimates, Assumptions and Judgments

The preparation of the interim financial information requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and profit or loss. Therefore, the Company and subsidiaries’ management use the best information available at the date of preparation of the interim financial information, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

t.1	Judgments

Information on the judgments is included: in the determination of control in subsidiaries (Notes 2.g, 2.s.1, 3 and 12.a), the determination of joint control in joint venture (Notes 2.g, 12.a and 12.b) and the determination of significant influence in associates (Notes 2.g and 12.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

t.2 Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included: in determining the fair value of financial instruments (Notes 2.c, 2.l, 4, 16 and 33), the determination of the expected losses on doubtful accounts (Notes 2.d, 5 and 33.d.3), the determination of provisions for losses of inventories (Notes 2.e and 6), the estimative of realization of deferred IRPJ and CSLL amounts (Notes 2.m and 9.a), the useful lives and discount rate of right to use assets (Notes 2.h and 13), the useful lives of PP&E (Notes 2.i and 14), the useful lives of intangible assets, and the determination of the recoverable amount of goodwill (Notes 2.j and 15.a), provisions for assets retirement obligations (Notes 2.n and 21), provisions for tax, civil, and labor risks (Notes 2.o and 22), estimates for the preparation of actuarial reports (Notes 2.p and 20.b) and the determination of fair value of subscription warrants – indemnification (Notes 24 and 33.j). The actual result of the transactions and information may differ from their estimates.

u.	Impairment of Assets

The Company and its subsidiaries review, in every reporting period, the existence of any indication that an asset may be impaired and annually test intangible assets with undefined useful life. If there is an indication of impairment, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling costs and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying value exceeds the fair value of these assets. Losses for impairment of assets are recognized in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses may be reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

No impairment was recognized for the three-month period ended March 31, 2020. On December 31, 2019, the Company recognized an impairment loss for the subsidiary Imifarma Produtos Farmacêuticos e Cosméticos S.A. (“Extrafarma”) (see Note 15.a).

v.	Business Combination

A business combination is accounted applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired, and liabilities assumed are measured in order to classify and allocate them accordingly to the contractual terms, economic circumstances and relevant conditions on the acquisition date. The non-controlling interest in the acquire is measured based on its interest in identifiable net assets acquired. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of profit or loss. Costs related to the acquisition are recorded in the statement of profit or loss when incurred.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

w.	Statements of Value Added

The statements of value added (“DVA”) are presented as an integral part of the interim financial information as applicable to publicly traded companies, and as supplemental information for the IFRS, which does not require the presentation of DVA.

x.	Statements of Cash Flows Indirect Method

The Company and its subsidiaries present the interest paid on loans, debentures, and leases payable in financing activities and present financial investments on a net basis of income and redemptions in the investing activities.

y.	Adoption of the Pronouncements Issued by CPC and IASB

There are not other standards, amendments and interpretations to IFRS were by the IASB, which are effective and could have significant impact in period subsequent to March 31, 2020.

z.	Authorization for Issuance of the Interim Financial Information

This interim financial information was authorized for issue by the Board of Directors on May 13, 2020.

3.	Principles of Consolidation and Investments in Subsidiaries

a.	Principles of Consolidation

In the preparation of the consolidated interim financial information the investments of one company in another, balances of asset and liability accounts, revenues transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the parent company obtains direct or indirect control over a company and ceases when the parent company loses control of a company. Income and expenses of a subsidiary acquired are included in the consolidated statement of profit or loss and comprehensive income from the date the parent company gains the control. Income and expenses of a subsidiary, in which the parent company loses control, are included in the consolidated statement of profit or loss and comprehensive income until the date the parent company loses control.

When necessary, adjustments are made to the interim financial information of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Investments in Subsidiaries

The consolidated interim financial information includes the following direct and indirect subsidiaries:

			% interest in the share
			03/31/2020		12/31/2019
			Control		Control
	Location	Segment	Direct	Indirect	Direct	Indirect
Ipiranga Produtos de Petróleo S.A.	Brazil	Ipiranga	100	—	100	—
am/pm Comestíveis Ltda.	Brazil	Ipiranga	—	100	—	100
Centro de Conveniências Millennium Ltda.	Brazil	Ipiranga	—	100	—	100
Icorban - Correspondente Bancário Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Trading Limited	Virgin Islands	Ipiranga	—	100	—	100
Tropical Transportes Ipiranga Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	—	100	—	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	—	100	—	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	—	100	—	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	—	56	—	56
Integra Frotas Ltda.	Brazil	Ipiranga	—	100	—	100
Companhia Ultragaz S.A.	Brazil	Ultragaz	—	99	—	99
Ultragaz Comercial Ltda. (1)	Brazil	Ultragaz	—	100	—	100
Nova Paraná Distribuidora de Gás Ltda. (1)	Brazil	Ultragaz	—	100	—	100
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	—	100	—	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	—	57	—	57
LPG International Inc.	Cayman Islands	Ultragaz	—	100	—	100
Imaven Imóveis Ltda.	Brazil	Others	—	100	—	100
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	Brazil	Extrafarma	—	100	—	100
L.I.Z.S.P.E. Empreendimentos e Participações Ltda. (2)	Brazil	Outros	—	100	—	—
Oxiteno S.A. Indústria e Comércio	Brazil	Oxiteno	100	—	100	—
Oxiteno Argentina Sociedad de Responsabilidad Ltda.	Argentina	Oxiteno	—	100	—	100
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Brazil	Oxiteno	—	100	—	100
Oxiteno Uruguay S.A.	Uruguay	Oxiteno	—	100	—	100
Oxiteno México S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Corporativos S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno Servicios Industriales S.A. de C.V.	Mexico	Oxiteno	—	100	—	100
Oxiteno USA LLC	United States	Oxiteno	—	100	—	100
Global Petroleum Products Trading Corp.	Virgin Islands	Oxiteno	—	100	—	100
Oxiteno Europe SPRL	Belgium	Oxiteno	—	100	—	100
Oxiteno Colombia S.A.S	Colombia	Oxiteno	—	100	—	100
Oxiteno Shanghai LTD.	China	Oxiteno	—	100	—	100
Empresa Carioca de Produtos Químicos S.A.	Brazil	Oxiteno	—	100	—	100
Ultracargo - Operações Logísticas e Participações Ltda.	Brazil	Ultracargo	100	—	100	—
Terminal Químico de Aratu S.A. – Tequimar	Brazil	Ultracargo	—	99	—	99
TEAS - Terminal Exportador de Álcool de Santos Ltda.	Brazil	Ultracargo	—	100	—	100
Tequimar Vila do Conde Logística Portuária S.A. (2)	Brazil	Ultracargo	—	100	—	100
Ultrapar International S.A.	Luxembourg	Others	100	—	100	—
SERMA - Ass. dos usuários equip. proc. de dados	Brazil	Others	—	100	—	100
UVC - Fundo de investimento em participações multiestratégia investimento no exterior (3)	Brazil	Others	100	—	—	—

The percentages in the table above are rounded.

(1)	Non operating company in closing phase.
(2)	Company constituted on January 2020, the L.I.Z.P.E has as finality the consulting in valuation, business management, economic and financial advisory, among other.
(3)	Fund constituted on January 2020, the UVC has as purpose to provide capital resources for disruptive technological initiatives that are related to the Company’s business lines.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

4.	Cash and Cash Equivalents, Financial Investments and Hedge Derivative Financial Instruments

Cash equivalents and financial investments, excluding cash and bank deposits, are substantially represented by investments: (i) in Brazil, in certificates of deposit of financial institutions linked to interest rate of the Interbank Deposits (“DI”), in repurchase agreement, financial bills, and in short term investments funds, whose portfolio comprised of Brazilian Federal Government bonds and in certificates of deposit of financial institutions; (ii) outside Brazil, in certificates of deposit of financial institutions and in short term investments funds, whose portfolio comprised of Federal Government bonds; and (iii) in currency and interest rate hedging instruments.

The financial assets were classified in Note 33.j, based on business model of financial assets of the Company and its subsidiaries.

Cash, cash equivalents and financial investments (consolidated) amounted to R$ 7,248,739 as of March 31, 2020 (R$ 5,712,097 as of December 31, 2019) are as follows:

a.	Cash and Cash Equivalents

Cash and cash equivalents of the Company and its subsidiaries are presented as follows:

	Parent		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Cash and bank deposits
In local currency	1,106	381	154,888	182,237
In foreign currency	—	—	73,943	102,755
Financial investments considered cash equivalents
In local currency
Fixed-income securities	16,350	42,199	2,205,626	1,780,939
In foreign currency
Fixed-income securities	—	—	59,544	49,448

Total cash and cash equivalents	17,456	42,580	2,494,001	2,115,379

b.	Financial Investments and Currency and Interest Rate Hedging Instruments

The financial investments, which are not classified as cash and cash equivalents, are presented as follows:

	Parent		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Financial investments
In local currency
Fixed-income securities and funds	28,471	95,829	2,824,621	2,610,686
In foreign currency
Fixed-income securities and funds	—	—	590,485	303,417
Currency and interest rate hedging instruments (a)	—	—	1,339,632	682,615

Total financial investments	28,471	95,829	4,754,738	3,596,718

Current	28,471	95,829	3,460,708	3,090,212
Non-current	—	—	1,294,030	506,506

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

(a) Accumulated gains, net of income tax (see Note 33.i).

5.	Trade Receivables and Reseller Financing (Consolidated)

a.	Trade Receivables

The composition of trade receivables is as follows:

	03/31/2020	12/31/2019
Domestic customers	3,307,840	3,867,902
Foreign customers	340,906	226,484
(-) Expected losses on doubtful accounts	(421,042)	(404,886)

	3,227,704	3,689,500

Current	3,187,717	3,635,834
Non-current	39,987	53,666

The breakdown of trade receivables, gross of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2020	3,648,746	2,682,441	230,031	40,016	25,950	58,800	611,508
12/31/2019	4,094,386	3,199,315	159,350	27,320	12,245	61,489	634,667

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2020	421,042	30,302	3,739	2,038	2,871	22,390	359,702
12/31/2019	404,886	28,861	1,456	1,625	3,749	23,698	345,497

Movements in the allowance for expected losses on doubtful accounts are as follows:

Balance as of December 31, 2019	404,886
Additions	33,851
Write-offs	(17,695)

Balance as of March 31, 2020	421,042

For further information about the allowance for expected losses on doubtful accounts, see Note 33.d.3.

b.	Reseller financing

The composition of reseller financing is as follows:

	03/31/2020	12/31/2019
Reseller financing – Ipiranga	977,086	956,942
(-) Expected losses on doubtful accounts	(174,232)	(156,006)

	802,854	800,936

Current	441,641	436,188
Non-current	361,213	364,748

Reseller financing is provided for renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market. The terms of reseller financing range substantially from 12 months to 60 months, with an average term of 40 months. The minimum and maximum interest rates are 0% per month and 1% per month, respectively. These financing are remeasured at a market rate for working capital loans and the remeasurement adjusment is recognized as a reduction to the reseller’s revenue. At the beginning of the contract, the adjustment to present value is made between the rate subsidized and the market rate with the adjustement to present value allocated to the revenue as a reduction from the sale price. The adjustement to present value is appropriated to the result throughout the term of the contract.

The breakdown of reseller financing, gross of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2020	977,086	643,610	12,248	8,844	7,668	47,072	257,644
12/31/2019	956,942	644,488	26,262	10,481	12,616	30,144	232,951

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of expected losses on doubtful accounts, is as follows:

			Past due
	Total	Current	less than 30 days	31-60 days	61-90 days	91-180 days	more than 180 days
03/31/2020	174,232	22,752	1,002	1,094	761	21,733	126,890
12/31/2019	156,006	21,337	2,519	1,063	1,313	14,639	115,135

Movements in the allowance for expected losses on doubtful accounts are as follows:

Balance as of December 31, 2019	156,006
Additions	18,226

Balance as of March 31, 2020	174,332

For further information about the allowance for expected losses on doubtful accounts, see Note 33.d.3.

6.	Inventories (Consolidated)

The composition of inventories is as follows:

	03/31/2020			12/31/2019
	Cost	Provision for losses	Net balance	Cost	Provision for losses	Net balance
Fuels, lubricants and greases	1,481,107	(2,138)	1,478,969	1,843,257	(2,073)	1,841,184
Finished goods	567,554	(18,360)	549,194	541,689	(22,048)	519,641
Work in process	1,586	—	1,586	1,971	—	1,971
Raw materials	382,646	(1,547)	381,099	365,960	(2,552)	363,408
Liquefied petroleum gas (LPG)	79,151	(5,761)	73,390	101,715	(5,761)	95,954
Consumable materials and other items for resale	146,213	(2,501)	143,712	140,058	(2,587)	137,471
Pharmaceutical, hygiene, and beauty products	540,789	(3,005)	537,784	549,191	(2,877)	546,314
Purchase for future delivery (1)	202,657	(2,719)	199,938	183,170	(2,719)	180,451
Properties for resale	29,273	(107)	29,166	29,273	(107)	29,166

	3,430,976	(36,138)	3,394,838	3,756,284	(40,724)	3,715,560

(1)	Refers substantially to ethanol, biodiesel and advance of fuels.

Movements in the provision for losses are as follows:

Balance as of December 31, 2019	40,724
Reversals to net realizable value adjustment	(3,787)
Reversals of obsolescence and other losses	(799)

Balance as of March 31, 2020	36,138

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The breakdown of provisions for losses related to inventories is shown in the table below:

	03/31/2020	12/31/2019
Net realizable value adjustment	11,456	15,243
Obsolescence and other losses	24,682	25,481

Total	36,138	40,724

7.	Taxes to Recover

a.	Recoverable Taxes (Consolidated)

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”) and Social Integration Program (“PIS”).

	03/31/2020	12/31/2019
ICMS (a.1)	952,443	914,066
Provision for ICMS losses (a.1)	(41,957)	(41,396)
PIS and COFINS (a.2)	1,005,885	930,570
Value-Added Tax (IVA) of foreign subsidiaries	26,082	29,707
Other	50,502	56,748

Total	1,992,955	1,889,695

Current	1,010,344	1,122,335
Non-current	982,611	767,360

a.1 The recoverable ICMS is substantially related to the following subsidiaries and operations:

(i) The subsidiary Oxiteno S.A. accumulates credits once predominantly carries out export operations, interstate outflow or deferred ICMS of products purchased within the State of Bahia;

(ii) The subsidiary Ipiranga Produtos de Petróleo S.A. (“IPP”) has credits arising from interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)), and credits arising from the difference between transactions of inflows and outflows of products subject to ICMS taxation (mainly ethanol);

(iii) The subsidiary Extrafarma has credits of ICMS and ICMS-ST (tax substitution) advances on the inflow and outflow of operations carried out by its distribution centers, mostly in the North and Northeast.

The amounts of recoverable ICMS credits are classified as current assets and consumed by the operations itself, being a revolving credit, which means that the credits are monthly offset with the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State’s refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within up to 10 years.

The estimated recovery of ICMS assets is stated as follows:

Up to 1 Year	441,394
From 1 to 2 Years	293,573
From 2 to 3 Years	111,647
From 3 to 5 Years	51,588
From 5 to 7 Years	22,666
From 7 to 10 Years	31,575

Total of recoverable ICMS	952,443

The provision for ICMS losses relates to tax credits of the subsidiaries whose amounts are not included within the term determined by its policy.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2 Refers, mainly, to the PIS and COFINS credits recorded under Laws 10,637/2002 and 10,833/2003, whose consumption will occur through the offset of debts administered by the Brazilian Federal Revenue Service (“RFB”) in an estimated term of 2 years by management. The subsidiaries Extrafarma, Tequimar and Oxiteno S.A. have credits resulting from a definitive favorable decision on the exclusion of ICMS from the calculation basis of PIS and COFINS. For these cases, management estimates the realization of these credits within up to 5 years. (see Note 22.d.1).

b.	Recoverable Income Tax and Social Contribution Taxes

Represented by recoverable IRPJ and CSLL.

	Parent		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
IRPJ and CSLL	89,799	89,197	529,519	430,290

Current	50,352	49,750	426,188	325,343
Non-current	39,447	39,447	103,331	104,947

Relates to IRPJ and CSLL to be recovered by the Company and its subsidiaries arising from the tax advances of previous periods, with management estimating the realization of these credits within up to 5 years.

8.	Related Parties

The balances and transactions between the Company and its related parties are disclosed below:

a.	Related Parties

a.1 Parent

	Assets	Liabilities
	Debentures (1)	Account payable	Financial income (1)
Ipiranga Produtos de Petróleo S.A.	750,000	—	8,886
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	4,892	—

Total as of March 31, 2020	750,000	4,892	8,886

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Assets	Liabilities	Financial income (1)
	Debentures (1)	Account payable
Ipiranga Produtos de Petróleo S.A.	759,123	—	13,295
Imifarma Produtos Farmacêuticos e Cosméticos S.A.	—	4,220	—

Total as of December 31, 2019	759,123	4,220

Total as of March 31, 2019			13,295

(1)

In March 2016, the subsidiary IPP made its second private offering in one single series of 75 debentures at face value of R$ 10,000,000.00 (ten million Brazilian Reais) each, nonconvertible into shares and unsecured. The Company subscribed the total debentures with maturity on March 31, 2021 and semiannual interest linked to DI.

a.2 Consolidated

Balances and transactions between the Company and its subsidiaries and between subsidiaries have been eliminated in consolidation and are not disclosed in this note. The balances and transactions between the Company and its subsidiaries with other related parties are disclosed below:

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	—	2,875
Other	490	1,026

Total as of March 31, 2020	490	3,901

	Loans
	Assets	Liabilities
Química da Bahia Indústria e Comércio S.A.	—	2,875
Other	490	1,050

Total as of December 31, 2019	490	3,925

Loans agreements have indeterminate terms and do not contain interest clauses.

	Commercial transactions
	Receivables (1)	Payables (1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	—	1,670	—	4,857	—
Refinaria de Petróleo Riograndense S.A.	—	53,657	—	75,313	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	498	400	562	30	—
LA’7 Participações e Empreend. Imob. Ltda. (a)	—	135	—	—	394

Total as of March 31, 2020	498	55,862	562	80,200	394

	Commercial transactions
	Receivables (1)	Payables (1)	Sales and services	Purchases	Expenses
Oxicap Indústria de Gases Ltda.	—	1,545	1	162	—
Refinaria de Petróleo Riograndense S.A.	—	264,602	—	247,198	—
ConectCar Soluções de Mobilidade Eletrônica S.A.	739	113	1,202	42	—
LA’7 Participações e Empreend. Imob. Ltda. (a)	—	124	—	—	304

Total as of December 31, 2019	739	266,384

Total as of March 31, 2019			1,203	247,402	304

(1)	Included in “domestic trade receivables”, “domestic trade payables” and “domestic trade payables—reverse factoring”, respectively.
(a)	Refers to rental contracts of 15 drugstores owned by LA’7 as of March 31, 2020 and December 31, 2019, a company of the former shareholders of Extrafarma that are current shareholders of Ultrapar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on similar market prices and terms with customers and suppliers with comparable operational performance. The above operations related to ConectCar Soluções de Mobilidade Eletrônica S.A. (“ConectCar”) refer to services provided. In the opinion of the Company and its subsidiaries’ management, transactions with related parties are not subject to credit risk, which is why no an estimated loss or collateral is provided. Collateral provided by the Company in loans of subsidiaries and affiliates are mentioned in Note 16.i.

b.	Key executives (Consolidated)

The Company’s compensation strategy combines short and long-term elements, following the principles of alignment of interests and of maintaining a competitive compensation, and is aimed at retaining key officers and remunerating them adequately according to their attributed responsibilities and the value created to the Company and its shareholders.

Short-term compensation is comprised of: (a) fixed monthly compensation paid with the objective of rewarding the executive’s experience, responsibility, and his/her position’s complexity, and includes salary and benefits such as medical coverage, check-up, life insurance, and others; (b) variable compensation paid annually with the objective of aligning the executive’s and the Company’s objectives, which is linked to: (i) the business performance measured through its economic value creation and (ii) the fulfillment of individual annual goals that are based on the strategic plan and are focused on expansion and operational excellence projects, people development and market positioning, among others. Further details about the Deferred Stock Plan are contained in Note 8.c and about post-employment benefits in Note 20.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) as shown below:

	03/31/2020	03/31/2019
Short-term compensation	11,107	11,315
Stock compensation	2,657	1,711
Post-employment benefits	617	580

Total	14,381	13,606

c.	Deferred Stock Plan (Consolidated)

Since 2003, Ultrapar has adopted a stock plan in which the executive has the usufruct of shares held in treasury until the transfer of the full ownership of the shares to those eligible members of management after five to seven years from the initial concession of the rights subject to uninterrupted employment of the participant during the period. The volume of shares and the executives eligible are determined by the Board of Directors, and there is no mandatory annual grant. The total number of shares to be used in the plan is subject to the number of shares in treasury. Ultrapar’s Board of Directors does not have a stock plan. The fair value of the awards was determined on the grant date based on the market value of the shares on the B3, the Brazilian Securities, Commodities and Futures Exchange and the amounts are amortized between five to seven years from the grant date.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes shares granted to the Company and its subsidiaries’ management:

Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
March 13, 2017	200,000	2022 to 2024	34.00	9,378	(4,911)	4,467
March 4, 2016	380,000	2021 to 2023	32.72	17,147	(11,892)	5,255
December 10, 2014	533,324	2020 to 2021	25.32	27,939	(24,687)	3,252
March 5, 2014	55,600	2021	26.08	5,999	(5,737)	262

	1,168,924			60,463	(47,227)	13,236

For the three-month period ended March 31, 2020, the amortization in the amount of R$ 1,974 (R$ 2,696 for the three-month period ended March 31, 2019) was recognized as a general and administrative expense.

The table below summarizes the changes of number of shares granted:

Balance on December 31, 2019	1,224,524
Shares vested and transferred	(55,600)

Balance on March 31, 2020	1,168,924

In addition, on April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) of approved a new incentive plan based on shares (”Plan”), which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, in periods of three to six years, to directors or employees of the Company or its subsidiaries.

As a result of the Plan, common shares representing at most 1% of the Company’s share capital may be delivered to the participants, which corresponds, at the date of approval of this Plan, to 11,128,102 common shares.

The table below summarizes the restricted and performance stock programs:

Program	Grant date	Balance of number of shares granted	Vesting period	Market price of shares on the grant date (in R$ per share)	Total grant costs, including taxes	Accumulated recognized grant costs	Accumulated unrecognized grant costs
Restricted	October 1, 2017	240,000	2023	38.19	12,642	(5,268)	7,374
Restricted and performance	November 8, 2017	72,684	2020 to 2022	38.19	4,820	(3,053)	1,767
Restricted and performance	April 4, 2018	177,868	2021 to 2023	34.35	11,668	(6,116)	5,552
Restricted	September 19, 2018	160,000	2024	19.58	4,321	(1,080)	3,241
Restricted	September 24, 2018	80,000	2024	18.40	2,030	(508)	1,522
Restricted and performance	April 3, 2019	549,096	2022 to 2024	23.25	23,682	(6,197)	17,485
Restricted	September 2, 2019	440,000	2025	16.42	9,965	(969)	8,996

		1,719,648			69,128	(23,191)	45,937

For the three-month period ended March 31, 2020, a general and administrative expense in the amount of R$ 3,455 was recognized in relation to the Plan (R$ 1,902 for the three-month period ended March 31, 2019).

Balance on December 31, 2019	1,738,660
Cancellation of granted shares due to termination of executive employment	(19,012)

Balance on March 31, 2020	1,719,648

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

9.	Income and Social Contribution Taxes

a.    Deferred Income (IRPJ) and Social Contribution Taxes (CSLL)

The Company and its subsidiaries recognize deferred tax assets and liabilities, which are not subject to the statute of limitations, resulting from tax loss carryforwards, temporary differences, negative tax bases and revaluation of PP&E, among others. Deferred tax assets are sustained by the continued profitability of their operations. Deferred IRPJ and CSLL are recognized under the following main categories:

	Parent		Consolidated
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Assets - Deferred income and social contribution taxes on:
Provision for impairment of assets	—	—	74,264	72,377
Provisions for tax, civil, and labor risks	69	—	153,542	150,085
Provision for post-employment benefits	—	—	93,150	92,199
Provision for differences between cash and accrual basis (i)	—	—	644,224	224,065
Goodwill	—	—	7,787	8,161
Business combination – tax basis vs. accounting basis of goodwill	—	—	75,409	75,745
Provision for asset retirement obligation	—	—	15,027	14,762
Provision for suppliers	706	439	42,113	35,214
Provision for profit sharing and bonus	1,690	—	23,191	44,818
Leases payable	—	—	22,982	19,003
Change in fair value of subscription warrants	8,118	16,338	8,118	16,338
Other provisions	755	204	46,109	45,316
Tax losses and negative basis for social contribution carryforwards (9.d)	24,254	24,632	277,985	278,140

Total	35,592	41,613	1,483,901	1,076,223

Offset the liability balance of deferred IRPJ and CSLL	—	—	(567,769)	(422,529)

Net balance of deferred taxes assets	35,592	41,613	916,132	653,694

Liabilities - Deferred income and social contribution taxes on:
Revaluation of PP&E	—	—	1,844	1,866
Lease payable	—	—	2,258	2,356
Provision for differences between cash and accrual basis (i)	—	—	412,981	257,718
Provision for goodwill	—	—	52,450	39,186
Business combination – fair value of assets	—	—	113,376	114,125
Temporary differences in foreign subsidiary	634	—	1,958	—
Other provisions	—	—	15,184	14,809

Total	634	—	600,051	430,060

Offset the asset balance of deferred IRPJ and CSLL	—	—	(567,769)	(422,529)

Net balance of deferred taxes liabilities	634	—	32,282	7,531

(i)	Refers mainly to the income tax on the exchange variation of the derivate hedging instruments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent		Consolidated
	03/31/2020	03/31/2019	03/31/2020	12/31/2019
Initial balance	41,613	14,034	646,163	504,890
Deferred IRPJ and CSLL recognized in income of the period	(6,656)	(4,489)	(28,824)	(28,782)
Deferred IRPJ and CSLL recognized in other comprehensive income	—	—	254,201	4,684
Other	1	—	12,310	120

Final balance	34,958	9,545	883,850	480,912

The estimated recovery of deferred tax assets relating to IRPJ and CSLL is stated as follows:

	Parent	Consolidated
Up to 1 Year	15,102	307,780
From 1 to 2 Years	2,333	65,127
From 2 to 3 Years	2,688	129,580
From 3 to 5 Years	13,630	141,559
From 5 to 7 Years	1,641	554,741
From 7 to 10 Years	198	285,114

Total of deferred tax assets relating to IRPJ and CSLL	35,592	1,483,901

In order to evaluate the realization of deferred tax assets, the taxable income projections from business plans of each segment of the Company, which indicates trends and perspectives, demand effects, competition and other economic factors that represent the management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset were taken into account.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Reconciliation of Income and Social Contribution Taxes

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
Income before taxes and share of profit (loss) of subsidiaries, joint ventures, and associates	12,836	12,453	318,407	417,692
Statutory tax rates - %	34	34	34	34

Income and social contribution taxes at the statutory tax rates	(4,364)	(4,234)	(108,258)	(142,015)

Adjustments to the statutory income and social contribution taxes:
Nondeductible expenses (i)	(2,470)	(203)	39,684	(21,596)
Nontaxable revenues (ii)	—	11	6,935	7,866
Adjustment to estimated income (iii)	—	—	2,002	2,762
Unrecorded deferred Income and Social Contribution Taxes Carryforwards deferred (iv)	—	—	(93,407)	(23,604)
Other adjustments	8	(63)	(76)	(5,130)

Income and social contribution taxes before tax incentives	(6,826)	(4,489)	(153,120)	(181,717)

Tax incentives - SUDENE	—	—	16,007	13,548

Income and social contribution taxes in the income statement	(6,826)	(4,489)	(137,113)	(168,169)

Current	(170)	—	(108,289)	(139,387)
Deferred	(6,656)	(4,489)	(28,824)	(28,782)
Effective IRPJ and CSLL rates - %	53.2	36.0	43.1	40.3

(i)

Consist of certain expenses that cannot be deducted for tax purposes under applicable tax legislation, such as expenses with fines, donations, gifts, losses of assets, negative effects of foreign subsidiaries and certain provisions;

(ii)	Consist of certain gains and income that are not taxable under applicable tax legislation, such as the reimbursement of taxes and the reversal of certain provisions;
(iii)

Brazilian tax law allows for an alternative method of taxation for companies that generated gross revenues of up to R$ 78 million in their previous fiscal year. Certain subsidiaries of the Company adopted this alternative form of taxation, whereby income and social contribution taxes are calculated on a basis equal to 32% of operating revenues, as opposed to being calculated based on the effective taxable income of these subsidiaries. The adjustment to estimated income represents the difference between the taxation under this alternative method and the income and social contribution taxes that would have been paid based on the effective statutory rate applied to the taxable income of these subsidiaries;

(iv)	See Note 9.d.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Tax Incentives - SUDENE

The following subsidiaries are entitled to federal tax benefits providing for IRPJ reduction under the program for development of northeastern Brazil operated by the Superintendence for the Development of the Northeast (“SUDENE”), as shown below:

Subsidiary	Units	Incentive - %	Expiration
Bahiana Distribuidora de Gás Ltda.	Mataripe base	75	2024
	Caucaia base	75	2025
	Juazeiro base	75	2026
	Aracaju base	75	2027
	Suape base	75	2027
Terminal Químico de Aratu S.A. – Tequimar	Suape terminal	75	2020
	Aratu terminal	75	2022
	Itaqui terminal	75	2025
Oleoquímica Indústria e Comércio de Produtos Químicos Ltda.	Camaçari plant	75	2021
Oxiteno S.A. Indústria e Comércio (1)	Camaçari plant	75	2026
Empresa Carioca de Produtos Químicos S.A.	Camaçari plant	75	2026

(1)	The request to transfer the right to reduce the IRPJ to Oxiteno S.A. was submitted to SUDENE and waits decision.

d.	Income and Social Contribution Taxes Carryforwards

In March 31, 2020, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) of R$ 1,316,994 (R$ 1,268,964 as of December 31, 2019) and negative basis of CSLL of R$ 1,318,744 (R$ 1,270,714 as of December 31, 2019), whose compensations are limited to 30% of taxable income in a given tax year, which do not expire.

In addition, certain offshore subsidiaries had tax loss carryforwards of R$ 1,231,919 (R$ 878,470 as of December 31, 2019), which are R$ 1,150,729 of the Oxiteno USA (US$ 221,349), R$ 40,556 of the Ultrapar International (US$ 10,062) and R$ 40,634 of the Oxiteno Uruguai (US$ 7,816), subject to local compensation rules.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The balances which are constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	03/31/2020	12/31/2019
Cia. Ultragaz	19,844	12,808
Oxiteno S.A.	142,766	148,306
Iconic	15,978	17,657
Extrafarma	72,318	72,318
Vila do Conde	38	—
Ultrapar	24,254	24,632
Ultrapar International	2,787	2,419

	277,985	278,140

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution base are as follows:

	03/31/2020	12/31/2019
Extrafarma	264,003	237,664
Integra Frotas	5,481	4,636
Oxiteno USA	194,215	127,992

	463,699	370,292

10.	Prepaid Expenses (Consolidated)

	03/31/2020	12/31/2019
Rents	41,005	37,106
Advertising and publicity	49,770	24,857
Deferred stock plan, net (see Note 8.c)	13,832	15,965
Insurance premiums	51,840	61,884
Software maintenance	28,208	23,216
Employee benefits	7,135	3,425
IPVA and IPTU	12,888	937
Other prepaid expenses	14,803	13,181

	219,481	180,571

Current	157,097	111,355
Non-current	62,384	69,216

11.	Contractual Assets with Customers – Exclusive Rights (Consolidated)

Refers to exclusive rights disbursements of Ipiranga’s agreements with reseller service stations and major consumers that are recognized at the time of their occurrence and recognized as a reduction of the revenue from sales and services in the statement of profit or loss according to the conditions established in the agreement (amortization in weighted average term of five years), being reviewed as changes occur under the terms of the agreements.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes are shown below:

Balance as of December 31, 2019	1,465,989
Additions	160,321
Amortization	(82,860)
Transfer	(4,137)

Balance as of March 31, 2020	1,539,313

Current	473,483
Non-current	1,065,830

Balance as of December 31, 2018	1,518,477
Additions	64,056
Amortization	(83,608)
Transfer	(1,448)

Balance as of March 31, 2019	1,497,477

Current	489,634
Non-current	1,007,843

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

12.	Investments

a.	Subsidiaries and Joint Venture (Parent Company)

The table below presents the full amounts of statements of financial position and statements of profit or loss of subsidiaries and joint venture:

	03/31/2020
	Subsidiaries							Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.		Ultrapar International S.A.	UVC	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244		49,995	150	5,078,888
Assets	1,314,084	7,722,226		18,380,444		5,482,548	1,375	439,090
Liabilities	4,673	6,328,861		11,325,539		5,529,390	22	400,670
Equity	1,309,411	1,393,365	(*)	7,054,905	(*)	(46,842)	1,353	38,420
Net revenue from sales and services	—	852,587		17,542,475		—	—	477,360
Net income (loss)	47,264	(24,640	) (*)	161,752	(*)	(19,342)	(1,657)	(25,704)
% of capital held	100	100		100		100	100	33

	12/31/2019
	Subsidiaries						Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.		Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244		49,995	5,078,888
Assets	1,264,707	6,475,473		18,052,890		4,192,235	562,445
Liabilities	2,710	4,672,264		11,032,143		4,219,735	505,851
Equity	1,261,997	1,803,209	(*)	7,020,747	(*)	(27,500)	56,594
% of capital held	100	100		100		100	33

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2019
	Subsidiaries						Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio		Ipiranga Produtos de Petróleo S.A.		Ultrapar International S.A.	Refinaria de Petróleo Riograndense S.A.
Number of shares or units held	11,839,764	35,102,127		224,467,228,244		49,995	5,078,888
Net revenue from sales and services	—	336,579		16,963,584		—	501,070
Net income (loss)	29,591	2,721	(*)	193,528	(*)	551	(2,067)
% of capital held	100	100		100		100	33

(*)	adjusted for intercompany unrealized profits.

The percentages in the table above are rounded.

The financial information from our business segments is detailed in Note 32.

Balances and changes in subsidiaries and joint venture are as follows:

							Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	UVC	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2019	1,261,997	1,803,209	7,020,747	(27,497)		10,058,456	18,792	10,077,248
Share of profit (loss) of subsidiaries and joint venture	47,264	(24,640)	161,758	(19,340)	(1,657)	163,385	(8,536)	154,849
Dividends	—	(86,907)	(129,249)	—	—	(216,156)	—	(216,156)
Equity instrument granted	125	201	1,809	—	—	2,135	—	2,135
Valuation adjustment of subsidiaries	60	(420,414)	321	—	—	(420,033)	2,501	(417,532)
Translation adjustments of foreign-based subsidiaries	—	121,874	—	—	—	121,874	—	121,874
Capital increase in cash	—	—	—	—	3,010	3,010	—	3,010
Loss due to the payments fixed dividends to preferred shares	(35)	—	(481)	—	—	(516)	—	(516)

Balance as of March 31, 2020	1,309,411	1,393,323	7,054,905	(46,837)	1,353	9,712,155	12,757	9,724,912

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Investments in subsidiaries					Joint-venture
	Ultracargo - Operações Logísticas e Participações Ltda.	Oxiteno S.A. Indústria e Comércio	Ipiranga Produtos de Petróleo S.A.	Ultrapar International S.A.	Total	Refinaria de Petróleo Riograndense S.A.	Total
Balance as of December 31, 2018	1,277,423	2,806,655	5,415,812	9,590	9,509,480	20,118	9,529,598
Share of profit (loss) of subsidiaries and joint venture	29,591	2,721	193,520	551	226,383	(686)	225,697
Dividends	(50,016)	(91,489)	—	—	(141,505)	—	(141,505)
Tax liabilities on equity- method revaluation reserve	—	—	3	—	3	—	3
Equity instrument granted	19	83	900	—	1,002	—	1,002
Valuation adjustment of subsidiaries	16	(8,513)	2,808	—	(5,689)	46	(5,643)
Translation adjustments of foreign-based subsidiaries	—	4,543	—	—	4,543	—	4,543

Balance as of March 31, 2019	1,257,033	2,714,000	5,613,043	10,141	9,594,217	19,478	9,613,695

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Joint Ventures (Consolidated)

The Company holds an interest in Refinaria de Petróleo Riograndense (“RPR”), which is primarily engaged in oil refining.

The subsidiary Ultracargo – Operações Logísticas e Participações Ltda. (“Ultracargo Participações”) holds an interest in União Vopak – Armazéns Gerais Ltda. (“União Vopak”), which is primarily engaged in liquid bulk storage in the port of Paranaguá.

The subsidiary IPP holds an interest in ConectCar, which is primarily engaged in automatic payment of tolls and parking in the States of Bahia, Ceará, Espírito Santo, Goiás, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Paraná, Pernambuco, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, São Paulo and Distrito Federal.

On September 23, 2019, for the port concession BEL02A at the port of Miramar, Latitude Logística Portuária S.A. (“Latitude”) was incorporated. On August 5, 2019, Navegantes Logística Portuária S.A. (“Navegantes”) was incorporated for the port of Vitória. On August 19, 2019, in the city of Cabedelo, Nordeste Logística I S.A. (“Nordeste Logística I”), Nordeste Logística II S.A. (“Nordeste Logística II”) and Nordeste Logística III S.A. (“Nordeste Logística III”) were incorporated (see Note 34.c).

These investments are accounted for under the equity method of accounting based on their interim financial information as of March 31, 2020.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balances and changes in joint ventures are as follows:

	União Vopak	RPR	ConectCar	Latitude Logística	Navegantes Logística	Nordeste Logística I	Nordeste Logística II	Nordeste Logística III	Total
Balance as of December 31, 2019	7,342	18,792	82,818	10,351	23,581	1,930	4,183	4,079	153,076
Valuation adjustments	—	2,501	—	—	—	—	—	—	2,501
Share of profit (loss) of joint ventures	65	(8,536)	(4,538)	—	—	—	—	—	(13,009)

Balance as of March 31, 2020	7,407	12,757	78,280	10,351	23,581	1,930	4,183	4,079	142,568

	União Vopak	RPR	ConectCar	Total
Balance as of December 31, 2018	7,446	20,118	74,390	101,954
Valuation adjustments	—	46	—	46
Share of profit (loss) of joint ventures	474	(686)	(7,162)	(7,374)

Balance as of March 31, 2019	7,920	19,478	67,228	94,626

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of joint ventures:

	03/31/2020
	União Vopak	RPR	ConectCar
Current assets	7,052	293,601	120,346
Non-current assets	9,106	145,491	163,367
Current liabilities	1,138	309,925	126,671
Non-current liabilities	206	90,745	482
Equity	14,814	38,422	156,560
Net revenue from sales and services	3,624	477,360	23,652
Costs, operating expenses and income	(3,419)	(500,926)	(35,961)
Net financial income and income and social contribution taxes	(75)	(2,138)	3,234
Net income (loss)	130	(25,704)	(9,075)
Number of shares or units held	29,995	5,078,888	228,768,000
% of capital held	50.00	33.20	50.00

	12/31/2019
	União Vopak	RPR	ConectCar
Current assets	6,818	428,880	159,972
Non-current assets	9,182	133,565	161,817
Current liabilities	1,116	418,289	155,542
Non-current liabilities	200	87,562	612
Equity	14,684	56,594	165,635
Number of shares or units held	29,995	5,078,888	228,768,000
% of capital held	50	33	50

	03/31/2019
	União Vopak	RPR	ConectCar
Net revenue from sales and services	3,484	501,070	17,464
Costs, operating expenses and income	(2,465)	(505,215)	(32,515)
Net financial income and income and social contribution taxes	(71)	2,078	726
Net income (loss)	948	(2,067)	(14,325)
Number of shares or units held	29,995	5,078,888	193,768,000
% of capital held	50	33	50

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Associates (Consolidated)

Subsidiary IPP holds an interest in Transportadora Sulbrasileira de Gás S.A., which is primarily engaged in natural gas transportation services.

Subsidiary Oxiteno S.A. holds an interest in Oxicap Indústria de Gases Ltda. (“Oxicap”), which is primarily engaged in the supply of nitrogen and oxygen for its shareholders in the Mauá petrochemical complex. The subsidiary Oxiteno S.A. holds an interest in Química da Bahia Indústria e Comércio S.A., which is primarily engaged in manufacturing, marketing, and processing of chemicals. The operations of this associate are currently suspended.

Subsidiary Companhia Ultragaz S.A. (“Cia. Ultragaz”) holds an interest in Metalúrgica Plus S.A., which is primarily engaged in the manufacture and trading of LPG containers. The operations of this associate are currently suspended.

Subsidiary Cia. Ultragaz holds an interest in Plenogás Distribuidora de Gás S.A., which is primarily engaged in the marketing of LPG. The operations of this associate are currently suspended.

These investments are accounted for under the equity method of accounting based on theirinterim financial information as of March 31, 2020.

Balances and changes in associates are as follows:

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2019	5,661	15,934	3,554	138	463	25,750
Share of profit (loss) of associates	376	200	—	(23)	28	581

Balance as of March 31, 2020	6,037	16,134	3,554	115	491	26,331

	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.	Total
Balance as of December 31, 2018	4,689	15,366	3,590	228	465	24,338
Dividends	—	—	—	—	31	31
Share of profit (loss) of associates	386	10	(9)	(24)	41	404

Balance as of March 31, 2019	5,075	15,376	3,581	204	537	24,773

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below presents the statements of financial position and statements of profit or loss of associates:

	03/31/2020
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	13,707	46,827	71	48	172
Non-current assets	13,736	81,307	10,147	630	2,440
Current liabilities	2,696	11,384	—	31	204
Non-current liabilities	602	9,805	3,110	302	933
Equity	24,146	106,945	7,108	345	1,475
Net revenue from sales and services	2,987	15,795	—	—	—
Costs, operating expenses and income	(1,382)	(13,619)	—	(57)	94
Net financial income and income and social contribution taxes	(114)	(852)	—	(15)	(9)
Net income (loss)	1,491	1,324	—	(72)	85
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25.0	15.1	50.0	33.3	33.3

	12/31/2019
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Current assets	12,172	45,178	71	40	151
Non-current assets	14,041	84,705	10,147	703	2,440
Current liabilities	2,944	11,041	—	25	34
Non-current liabilities	626	9,634	3,110	302	1,167
Equity	22,643	109,208	7,108	416	1,390
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

	03/31/2019
	Transportadora Sulbrasileira de Gás S.A.	Oxicap Indústria de Gases Ltda.	Química da Bahia Indústria e Comércio S.A.	Metalúrgica Plus S.A.	Plenogás Distribuidora de Gás S.A.
Net revenue from sales and services	2,986	7,421	—	—	—
Costs, operating expenses and income	(1,170)	(7,353)	(22)	(59)	130
Net financial income and income and social contribution taxes	(55)	(5)	5	(14)	(7)
Net income (loss)	1,761	63	(17)	(73)	123
Number of shares or units held	20,124,996	1,987	1,493,120	3,000	1,384,308
% of capital held	25	15	50	33	33

The percentages in the table above are rounded.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

13.	Right to Use Assets and Leases payable (Consolidated)

Some of the subsidiaries of the Company have real estate leases, substantially related to: (i) Ipiranga: fuel stations and distribution center; (ii) Extrafarma: pharmacies and distribution center; (iii) Ultragaz: points of sale and bottling base; (iv) Ultracargo: port areas; and (v) Oxiteno: industrial plant. Some subsidiaries also have lease agreements relating to vehicles.

a.	Right to Use Assets

	Weighted average useful life (years)	Balance on 12/31/2019	Additions and remeasurement	Write-offs	Effect of foreign currency exchange rate variation	Amortization	Balance on 03/31/2020
Cost:
Real estate	10	2,068,320	38,284	(15,019)	3,079	—	2,094,664
Port area (i)	25	68,007	120,574	—	—	—	188,581
Other	4	151,470	10,559	(698)	4,765	—	166,096

		2,287,797	169,417	(15,717)	7,844	—	2,449,341
Accumulated amortization:
Real estate		(256,032)	—	6,287	(554)	(67,118)	(317,417)
Other		(50,853)	—	384	(981)	(10,749)	(62,199)

		(306,885)	—	6,671	(1,535)	(77,867)	(379,616)

Net amount		1,980,912	169,417	(9,046)	6,309	(77,867)	2,069,725

(i)	Refers to the area port lease (see Note 34.c).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The amortization expenses were recognized in the Financial statements as shown below:

03/31/2020
Cost of products and services sold	13,521
Selling and marketing	62,732
General and administrative	1,614

77,867

b.	Leases Payable

The changes in leases payable are shown below:

Balance as of December 31, 2019	1,588,673
Interest accrued	33,978
Payments	(85,654)
Additions and remeasurement	169,417
Write-offs	(8,757)
Effect of foreign currency exchange rate variation	6,586

Balance as of March 31, 2020	1,704,243

Current	230,489
Non-current	1,473,754

The future disbursements (installments) assumed under leases contracts are presented below:

Up to 1 year	358,459
From 1 to 2 years	603,067
From 2 to 3 years	490,824
From 3 to 4 years	348,641
From 4 to 5 years	215,852
More than 5 years	571,078

Total	2,587,921

The contracts related to the leases payable are substantially indexed by the IGP-M (General Market Price Index is a measure of Brazilian inflation, calculated by the Getúlio Vargas Foundation).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Lease Contracts of Low Amount Assets

Subsidiaries Cia. Ultragaz, Bahiana, Extrafarma, Ipiranga, Serma, and Oxiteno S.A. have operating lease contracts for the use of IT equipment. These contracts have terms from 36 to 48 months. The subsidiaries have the option to purchase the assets at a price equal to the fair market price on the date of option, and management does not intend to exercise such option. The future disbursements (installments), assumed under these contracts, amount approximately to:

	Up to 1 year	Between 1 and 5 years	More than 5 years	Total
03/31/2020	3,608	20,084	17,064	40,756

The expense recognized for the three-month period ended March 31, 2020 was R$ 5,305 (R$ 3,607 for the three-month period ended March 31, 2019).

d.	Inflation effect

The effects of inflation are as follows:

Net right to use asset	Parent	Consolidated
Nominal base	36,533	2,069,725
Inflated base	43,615	2,440,562

	19.4%	17.9%

Lease liability	Parent	Consolidated
Nominal base	38,473	1,704,243
Inflated base	45,555	2,075,080

	18.4%	21.8%

Financial expense	Parent	Consolidated
Nominal base	360	33,978
Inflated base	632	43,042

	75.6%	26.7%

Amortization expense	Parent	Consolidated
Nominal base	512	77,867
Inflated base	729	80,939

	42.4%	3.9%

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

14.	Property, Plant, and Equipment (Consolidated)

Balances and changes in PP&E are as follows:

	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Depreciation	Transfer (i)	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance on 03/31/2020

Cost:
Land	—	667,865	—	—	—	(2,341)	11,092	676,616
Buildings	32	1,925,946	4,822	—	21,024	(3,729)	82,670	2,030,733
Leasehold improvements	10	1,121,528	4,633	—	16,214	(2,732)	286	1,139,929
Machinery and equipment	13	5,707,721	23,642	—	39,438	(482)	278,644	6,048,963
Automotive fuel/lubricant distribution equipment and facilities	12	2,991,472	23,465	—	26,524	(14,721)	—	3,026,740
LPG tanks and bottles	10	755,460	16,574	—	72	(6,671)	—	765,435
Vehicles	7	320,161	3,363	—	355	(10,324)	331	313,886
Furniture and utensils	9	295,604	2,098	—	631	(2,191)	2,930	299,072
Construction in progress	—	827,086	98,907	—	(99,731)	(31)	14,227	840,458
Advances to suppliers	—	12,544	816	—	(4,562)	—	—	8,798
Imports in progress	—	250	271	—	(1)	—	—	520
IT equipment	5	412,809	4,981	—	93	(2,070)	2,008	417,821

		15,038,446	183,572	—	57	(45,292)	392,188	15,568,971

Accumulated depreciation:
Buildings		(793,835)	—	(15,332)	—	3,041	(15,060)	(821,186)
Leasehold improvements		(614,379)	—	(19,946)	—	1,833	(100)	(632,592)
Machinery and equipment		(3,231,627)	—	(77,478)	5	372	(42,905)	(3,351,633)
Automotive fuel/lubricant distribution equipment and facilities		(1,766,878)	—	(43,296)	—	12,256	—	(1,797,918)
LPG tanks and bottles		(425,554)	—	(13,281)	(22)	4,019	—	(434,838)
Vehicles		(139,045)	—	(6,481)	—	6,589	(238)	(139,175)
Furniture and utensils		(171,475)	—	(5,124)	—	1,856	(1,571)	(176,314)
IT equipment		(318,063)	—	(8,515)	—	1,919	(1,610)	(326,269)

		(7,460,856)	—	(189,453)	(17)	31,885	(61,484)	(7,679,925)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Balance on 12/31/2019	Additions	Depreciation	Transfer (i)	Write- offs and disposals	Effect of foreign currency exchange rate variation	Balance on 03/31/2020

Provision for losses:
Advances to suppliers	(110)	—	—	—	—	—	(110)
Buildings	—	—	—	—	—	—	—
Land	(146)	—	—	—	—	—	(146)
Leasehold improvements	(1,599)	—	—	—	618	(10)	(991)
Machinery and equipment	(2,875)	—	—	—	—	(136)	(3,011)
Automotive fuel/lubricant distribution equipment and facilities	(98)	—	—	—	6	—	(92)
Construction in progress	—	—	—	—	—	—	—
Furniture and utensils	—	—	—	—	—	—	—

	(4,828)	—	—	—	624	(146)	(4,350)

Net amount	7,572,762	183,572	(189,453)	40	(12,783)	330,558	7,884,696

(i)	Refers to amounts transferred to intangible assets.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of industrial facilities, terminals, stores, service stations and distribution bases.

Advances to suppliers is related, basically, to manufacturing of assets for expansion of plants, terminals, stores, service stations and bases and acquisition of real estate.

The depreciation expenses were recognized in the interim financial information as shown below:

	03/31/2020	31/03/2019
Inventories and cost of products and services sold	101,508	101,053
Selling and marketing	73,568	71,433
General and administrative	14,377	12,707

	189,453	185,193

15.	Intangible Assets (Consolidated)

Balances and changes in intangible assets are as follows:

	Weighted average useful life (years)	Balance on 12/31/2019	Additions	Amortization	Transfer (i)	Write-offs and disposals	Effect of foreign currency exchange rate variation	Balance on 03/31/2020
Cost:
Goodwill (a)	—	1,525,088	—	—	—	—	—	1,525,088
Software (b)	4	1,210,529	43,110	—	(58)	(3,337)	3,984	1,254,228
Technology (c)	—	32,617	—	—	—	—	—	32,617
Commercial property rights	5	7,934	—	—	741	(205)	—	8,470
Distribution rights	9	133,599	—	—	—	—	—	133,599
Brands (d)	—	122,504	—	—	—	—	14,483	136,987
Trademark rights (d)	39	114,792	—	—	—	—	—	114,792
Others (e)	10	44,900	81	—	—	—	3,148	48,129

		3,191,963	43,191	—	683	(3,542)	21,615	3,253,910

Accumulated amortization:
Software		(648,861)	—	(42,177)	18	3,337	(2,860)	(690,543)
Technology		(32,616)	—	—	—	—	—	(32,616)
Commercial property rights		(6,384)	—	(17)	(741)	112	—	(7,030)
Distribution rights		(108,932)	—	(1,297)	—	—	—	(110,229)
Trademark rights		(6,119)	—	(734)	—	—	—	(6,853)
Others		(32,713)	—	(28)	—	—	(3)	(32,744)

		(835,625)	—	(44,253)	(723)	3,449	(2,863)	(880,015)

Provision for losses and impairment:
Goodwill (a)		(593,280)	—	—	—	—	—	(593,280)
Commercial property rights		(465)	—	—	—	350	—	(115)

		(593,745)	—	—	—	350	—	(593,395)

Net amount		1,762,593	43,191	(44,253)	(40)	257	18,752	1,780,500

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

(i)	Refers to amounts transferred to PP&E.

The amortization expenses were recognized in the interim financial information as shown below:

	03/31/2020	12/31/2019
Inventories and cost of products and services sold	2,604	3,121
Selling and marketing	1,724	738
General and administrative	39,925	22,650

	44,253	26,509

a.	Goodwill

The balance of the goodwill is tested annually for impairment and is represented by the following acquisitions:

	Segment	03/31/2020	12/31/2019
Goodwill on the acquisition of:
Extrafarma	Extrafarma	661,553	661,553
Extrafarma – impairment	Extrafarma	(593,280)	(593,280)
Extrafarma – net	Extrafarma	68,273	68,273
Ipiranga (1)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Iconic (CBLSA)	Ipiranga	69,807	69,807
Oxiteno Uruguay	Oxiteno	44,856	44,856
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
TEAS	Ultracargo	797	797
Oxiteno México	Oxiteno	583	583

		931,808	931,808

(1)	Including R$ 246,163 at Ultrapar.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

On December 31, 2019, the Company tested the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections and future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the economic conditions that will exist over the economic life of the various CGUs, to which goodwill is related.

The main key-assumptions used by the Company to calculate the value in use are described below:

Period of evaluation: the evaluation of the value in use is calculated for a period of five years (except the Extrafarma segment), after which the Company calculated the perpetuity, considering the possibility of carrying the business on indefinitely. For the Extrafarma segment, a period of ten years was used due to a four-year period to maturity of new stores were considered.

Discount and real growth rates: on December 31, 2019, the discount and real growth rates used to extrapolate the projections ranged from 8.9% to 12.1% and from 0% to 1% p.a., respectively, depending on the CGU analyzed.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Revenue from sales and services, costs and expenses, and gross margin: considers the budget prepared for 2020 and the long-term strategic plan prepared by management and approved by the Board of Directors.

The goodwill impairment tests and net assets of the Company and its subsidiaries result in the recognition of impairment in the amount of R$ 593,280 for subsidiary Extrafarma for the year ended December 31, 2019 (see Note 2.u).

The Company assessed a sensitivity analysis of discount and growth rate of perpetuity, due to their significant impact on cash flows and value in use. An increase of 0.5 percentage points in the discount rate or a decrease of 0.5 percentage points in the growth rate of the perpetuity of the cash flow of each business segment would not result in the recognition of impairment.

b.    Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries, such as: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems.

c.    Technology

The subsidiaries Oxiteno S.A. and Oleoquímica recognize as technology certain rights of use held by them. Such licenses include the production of ethylene oxide, ethylene glycols, ethanolamines, glycol ethers, ethoxylates, solvents, fatty acids from vegetable oils, fatty alcohols, and specialty chemicals, which are products that are supplied to various industries.

d.    Brands and Trademark rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and of the Extrafarma brand, acquired in the business combination, and Chevron and Texaco trademark rights.

e.    Other intangibles

Refers mainly to the loyalty program “Clube Extrafarma”.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

16.	Loans, Financing, Debentures and Hedge Derivative Financial Instruments

a.    Composition

a.1 Parent

Description	03/31/2020	12/31/2019	Index/ Currency	Weighted average financial charges 03/31/2020 – % p.a.	Maturity
Brazilian Reais:
Debentures – 6th issuance (g.5)	1,727,806	1,752,081	DI	105.3	2023

Current	4,254	28,713
Non-current	1,723,552	1,723,368

a.2 Consolidated

Description	03/31/2020	12/31/2019	Index/ Currency	Weighted average financial charges 03/31/2020 – % p.a.	Maturity
Foreign currency – denominated loans:
Notes in the foreign market (b) (*)	5,523,379	4,213,662	US$	5.3	2026 to 2029
Foreign loan (c.1) (*)	1,405,012	1,057,407	US$	3.9	2021 to 2023
Foreign loan (c.1) (*)	786,420	608,685	US$ + LIBOR	0.9	2022 to 2023
Financial institutions (e)	754,398	604,741	US$ + LIBOR	1.9	2020 to 2023
Foreign loan (c.2)	314,498	243,837	US$ + LIBOR	2.0	2020
Financial institutions (e)	170,166	132,417	US$	2.8	2020 to 2022
Financial institutions (e)	40,498	41,164	MX$ (2)	8.8	2020
BNDES (d)	—	208	US$		2020

Total foreign currency	8,994,371	6,902,121

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Description	03/31/2020	12/31/2019	Index/ Currency	Weighted average financial charges 09/30/2019 – % p.a.	Maturity
Brazilian Reais – denominated loans:
Debentures – CRA (g.2, g.4 and g.6)	2,058,958	2,036,647	DI	95.8	2022 to 2023
Debentures – Ipiranga (g.1 and g.3)	1,888,971	1,868,612	DI	105.0	2020 to 2022
Debentures – 6th issuance (g.5)	1,727,806	1,752,080	DI	105.3	2023
Banco do Brasil floating rate (f)	611,166	611,276	DI	110.9	2020 to 2022
Debentures – CRA (g.2, g.4 and g.6) (*)	964,527	941,614	IPCA	4.6	2024 to 2025
Bank Credit Bill	230,206	—	R$ + DI	3.5	2021
Debentures – Tequimar (g.7)	89,737	89,278	R$	6.5	2024
BNDES (d)	49,342	62,578	TJLP (3)	2.2	2020 to 2023
FINEP	38,455	41,345	TJLP (3)	1.6	2020 to 2023
BNDES (d)	24,595	30,392	SELIC (5)	2.4	2020 to 2023
FINEP	11,217	12,820	R$	4.0	2020 to 2021
Banco do Nordeste do Brasil	8,605	10,039	R$ (4)	8.5	2020 to 2021
BNDES (d)	2,525	3,913	R$	8.4	2020 to 2022
FINAME	10	22	TJLP (3)	5.7	2020 to 2022

Total Brazilian Reais	7,706,120	7,460,616

Total foreign currency and Brazilian Reais	16,700,491	14,362,737

Currency and interest rate hedging instruments (**)	261,555	29,985

Total	16,962,046	14,392,722

Current	1,806,320	1,117,441
Non-current	15,155,726	13,275,281

(*)	These transactions were designated for hedge accounting (see Note 33.h).
(**)	Accumulated losses (see Note 33.i).
(1)	LIBOR = London Interbank Offered Rate.
(2)	MX$ = Mexican Peso; TIIE = the Mexican interbank balance interest rate.
(3)

TJLP (Long-term Interest Rate) = set by the National Monetary Council, TJLP is the basic financing cost of Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the Brazilian Development Bank. On March 31, 2020, TJLP was fixed at 5.09% p.a.

(4)

Contract linked to the rate of FNE (Northeast Constitutional Financing Fund) fund whose purpose is to promote the development of the industrial sector, managed by Banco do Nordeste do Brasil. On March 31, 2020, the FNE interest rate was 10% p.a. FNE grants a discount of 15% on the interest rate for timely payments.

(5)	SELIC = basic interest rate set by the Brazilian Central Bank.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The changes in loans and debentures are shown below:

Balance as of December 31, 2019	14,362,737
New loans and debentures with cash effect	240,674
Interest accrued	178,919
Principal payment	(89,535)
Interest payment	(90,361)
Monetary and exchange rate variation	2,031,943
Change in fair value	66,114

Balance as of March 31, 2020	16,700,491

The long-term consolidated debt had the following principal maturity schedule:

	03/31/2020	12/31/2019

From 1 to 2 years	1,622,875	1,424,775
From 2 to 3 years	5,073,241	3,115,495
From 3 to 4 years	1,988,537	3,451,988
From 4 to 5 years	717,730	765,263
More than 5 years	5,753,343	4,517,760

	15,155,726	13,275,281

The transaction costs and issuance premiums associated with debt issuance were added to their financial liabilities, as shown in Note 16.h.

The Company’s management entered into hedging instruments against foreign exchange and interest rate variations for a portion of its debt obligations (see Note 33.h).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Notes in the Foreign Market

On October 6, 2016, the subsidiary Ultrapar International S.A. (“Ultrapar International”) issued US$ 750,000 (equivalent to R$ 3,899,025.0 as of March 31, 2020) in notes in the foreign market, maturing in October 2026, with interest rate of 5.25% p. a., paid semiannually. The issue price was 98.097% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for this transaction (see Note 33.h.3).

On June 6, 2019, the subsidiary Ultrapar International issued US$ 500,000 (equivalent to R$ 2,599,350 as of March 31, 2020) in notes in the foreign market, maturing in June 2029, with interest rate of 5.25% p. a., paid semiannually. The issue price was 100% of the face value of the note. The notes were guaranteed by the Company and its subsidiary IPP. The Company has designated hedge relationships for part of this transaction (see Note 33.h.3).

On June 21, 2019, the subsidiary Ultrapar International repurchased US$ 200,000 (equivalent to R$ 1,039,740 as of March 31, 2020) in notes in the foreign market maturing in October 2026.

As a result of the issuance of the notes in the foreign market, the Company and its subsidiaries are required to perform certain obligations, including:

•	Restriction on sale of all or substantially all assets of the Company and subsidiaries Ultrapar International and IPP.

•	Restriction on encumbrance of assets exceeding US$ 150,000 (equivalent to R$ 779,805 as of March 31, 2020) or 15% of the amount of the consolidated tangible assets.

The Company and its subsidiaries are in compliance with the levels of covenants required by this debt. The restrictions imposed on the Company and its subsidiaries are customary in transactions of this nature and have not limited their ability to conduct their business to date.

c.	Foreign Loans

c.1. The subsidiary IPP has foreign loans in the amount of US$ 395,000 (equivalent to R$ 2,053,487 as of March 31, 2020). IPP also contracted hedging instruments with floating interest rate in U.S. dollar and exchange rate variation, changing the foreign loans charges, on average, to 104.4% of DI. IPP designated these hedging instruments as a fair value hedge (see Note 33.h.1); therefore, loans and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss. The foreign loans are secured by the Company.

The foreign loans have the maturity distributed as follows:

Maturity	US$ (thousands)	R$ (thousands)	Cost in % of DI
Charges (1)	26,535	137,945	—
Jul/2021	60,000	311,922	101.8
Jun/2022	100,000	519,870	105.0
Jul/2023	50,000	259,935	104.8
Sep/2023	60,000	311,922	105.0
Sep/2023	65,000	337,916	104.7
Nov/2023	60,000	311,922	104.5

Total / average cost	421,535	2,191,432	104.4

(1)	Includes interest, transaction costs and mark to market.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated Financial statements:

•

Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

c.2 The subsidiary Global Petroleum Products Trading Corporation has a foreign loan in the amount of US$ 60,000 (equivalent to R$ 311,922 as of March 31, 2020) with maturity on June 22, 2020 and interest of LIBOR + 2.0% p.a., paid quarterly. The Company, through the subsidiary Cia. Ultragaz, contracted hedging instruments subject to floating interest rates in dollar and exchange rate variation, changing the foreign loan charge to 105.9% of DI. The foreign loan is guaranteed by the Company and its subsidiary Oxiteno S.A.

d.	BNDES

The subsidiaries have financing from BNDES for some of their investments and for working capital.

During the term of these agreements, the Company must maintain the following capitalization and current liquidity levels, as determined in the annual consolidated audited balance sheet:

•	Capitalization level: equity / total assets equal to or above 0.3; and

•	Current liquidity level: current assets / current liabilities equal to or above 1.3.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

e.	Financial Institutions

The subsidiaries Oxiteno Mexico S.A. de C.V., Oxiteno USA LLC (“Oxiteno USA”) and Oxiteno Uruguay have loans for investments and working capital.

The subsidiary Oxiteno USA has loans with bearing interest of LIBOR + 2.0% and maturity as shown below:

Maturity	US$ (thousands)	R$ (thousands)
Charges (1)	117	629
Aug/2020	10,000	53,841
Sep/2020	20,000	107,681
Feb/2021	10,000	53,841
Mar/2022	30,000	161,522
Oct/2022	40,000	215,362
Mar/2023	30,000	161,522

Total	140,117	754,398

(1)	Includes interest and transaction costs.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The proceeds of this loan were used in the working capital and to fund the construction of a new alkoxylation plant in the state of Texas.

During these contracts, the Company shall maintain the following financial ratios, calculated based on its audited consolidated interim financial information:

•

Maintenance of a financial ratio, determined by the ratio between consolidated net debt and consolidated Earnings before Interest, Taxes, Depreciation, and Amortization (EBITDA), at less than or equal to 3.5.

•	Maintenance of a financial ratio determined by the ratio between consolidated EBITDA and consolidated net financial expenses, higher than or equal to 1.5.

The Company complies with the levels of covenants required by these loans. The restrictions imposed on the Company and its subsidiaries are usual for this type of transaction and have not limited their ability to conduct their business to date.

f.	Banco do Brasil

The subsidiary IPP has floating interest rate loans with Banco do Brasil to marketing, processing, or manufacturing of agricultural goods (ethanol). The subsidiary IPP paid off in advance the amount of R$ 400 million of such loans in December 2019.

These loans mature, as follows (includes accrued interest through March 31, 2020):

Maturity	03/31/2020
May/2020	205,075
May/2021	202,955
May/2022	203,136

Total	611,166

g.	Debentures

g.1.

In May 2016, the subsidiary IPP made its fourth issuance of public debentures, in one single series of 500 simple, nominative, registered debentures, nonconvertible into shares and unsecured, which main characteristics are as follows:

Face value unit:	R$ 1,000,000.00
Final maturity:	May 25, 2021
Payment of the face value:	Annual as from May 2019
Interest:	105.0% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.2.

In April 2017, the subsidiary IPP carried out its fifth issuance of debentures, in two series, being one of 660,139 and another of 352,361, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Eco Consult – Consultoria de Operações Financeiras Agropecuárias Ltda. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,139
Face value unit:	R$ 1,000.00
Final maturity:	April 18, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	352,361
Face value unit:	R$ 1,000.00
Final maturity:	April 15, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.68%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 93.9% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

g.3.

In July 2017, the subsidiary IPP made its sixth issuance of public debentures, in one single series of 1,500,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	July 28, 2022
Payment of the face value:	Annual as from July 2021
Interest:	105.0% of DI
Payment of interest:	Annually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.4.

In October 2017, the subsidiary IPP carried out its seventh issuance of debentures in the amount of R$ 944,077, in two series, being on of 730,384 and another of 213,693, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP.

The debentures were later assigned and transferred to Vert Créditos Ltda., that acquired these agribusiness credit rights with the purpose to bind the issuance of Certificates of Agribusiness Receivables (CRA). The financial settlement occurred on November 1, 2017. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	730,384
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2022
Payment of the face value:	Lump sum at final maturity
Interest:	95% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	213,693
Face value unit:	R$ 1,000.00
Final maturity:	October 24, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.34%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.3% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

g.5.

In March 2018, the Company made its sixth issuance of public debentures, in a single series of 1,725,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	March 5, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	105.25% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.6.

In December 2018, the subsidiary IPP carried out its eighth issuance of debentures in the amount of R$ 900,000, in two series, being one of 660,000 and another of 240,000, simple, nonconvertible into shares, nominative, book-entry and unsecured debentures. The debentures have been subscribed by Vert Companhia Securitizadora. The proceeds from this issuance were used exclusively for the purchase of ethanol by subsidiary IPP. The debentures were subscribed with the purpose to bind the issuance of CRA. The financial settlement occurred on December 21, 2018. The debentures have an additional guarantee from Ultrapar and the main characteristics of the debentures are as follows:

Amount:	660,000
Face value unit:	R$ 1,000.00
Final maturity:	December 18, 2023
Payment of the face value:	Lump sum at final maturity
Interest:	97.5% of DI
Payment of interest:	Semiannually
Reprice:	Not applicable

Amount:	240,000
Face value unit:	R$ 1,000.00
Final maturity:	December 15, 2025
Payment of the face value:	Lump sum at final maturity
Interest:	IPCA + 4.61%
Payment of interest:	Annually
Reprice:	Not applicable

The subsidiary IPP contracted hedging instruments subjected to IPCA variation, changing the debentures charges linked to IPCA to 97.1% of DI. IPP designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized through profit or loss.

g.7.

In November 2019, the subsidiary Tequimar made its first issuance of debentures, in a single series of 90,000 simple, nonconvertible into shares and unsecured debentures, which main characteristics are as follows:

Face value unit:	R$ 1,000.00
Final maturity:	November 19, 2024
Payment of the face value:	Lump sum at final maturity
Interest:	6.47%
Payment of interest:	Semiannually
Reprice:	Not applicable

The subsidiary Tequimar contracted hedging instruments subjected interest rate variation, changing the debentures fixed for 99.94% of the DI. Tequimar designated these hedging instruments as fair value hedges; therefore, debentures and hedging instruments are both measured at fair value from inception, with changes in fair value recognized in profit or loss.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The debentures have maturity dates distributed as shown below (includes accrued interest through March 31, 2020).

Maturity	03/31/2020
Charges (1)	225,072
May/2020	166,650
May/2021	166,700
Jul/2021	750,000
Apr/2022	660,139
Jul/2022	750,000
Oct/2022	730,384
Mar/2023	1,725,000
Dec/2023	660,000
Apr/2024	352,361
Oct/2024	213,693
Nov/2024	90,000
Dec/2025	240,000

Total	6,729,999

(1)	Includes interest, transaction cost and mark to market.

h.	Transaction Costs

Transaction costs incurred in issuing debt were deducted from the value of the related financial instruments and are recognized as an expense according to the effective interest rate method, as follows:

	Effective rate of transaction costs (% p.a.)	Balance on 12/31/2019	Incurred cost	Amortization	Balance on 03/31/2020
Debentures (g)	0.2	41,406	—	(3,322)	38,084
Notes in the foreign market (b)	0.1	28,114	—	(852)	27,262
Banco do Brasil (f)	0.2	770	—	(135)	635
Foreign loans (c)	0.0	94	—	(36)	58
Other	0.2	1,382	—	81	1,463

Total		71,766	—	(4,264)	67,502

The amount to be appropriated to profit or loss in the future is as follows:

	Up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years	Total
Debentures (g)	12,901	12,208	7,749	4,389	678	159	38,084
Notes in the foreign market (b)	3,419	3,422	3,424	3,435	3,428	10,134	27,262
Banco do Brasil (f)	393	212	30	—	—	—	635
Foreign loans (c)	58	—	—	—	—	—	58
Other	611	496	355	1	—	—	1,463

Total	17,382	16,338	11,558	7,825	4,106	10,293	67,502

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

i.	Guarantees

The financings are guaranteed by collateral in the amount of R$ 74,170 as of March 31, 2020 (R$ 73,536 as of December 31, 2019) and by guarantees and promissory notes in the amount of R$ 13,955,521 as of March 31, 2020 (R$ 11,833,294 as of December 31, 2019).

The Company and its subsidiaries offer collateral in the form of letters of credit for commercial and legal proceedings in the amount of R$ 209,583 as of March 31, 2020 (R$ 293,509 as of December 31, 2019).

Some subsidiaries of Company issue collateral to financial institutions in connection with the amounts owed by some of their customers to such institutions (vendor financing) as follows:

	IPP		Oxiteno
	03/31/2020	12/31/2019	03/31/2020	12/31/2019
Maximum amount of future payments related to these collaterals	96,448	81,344	2,937	2,753
Maturities of up to	55 months	60 months	3 months	4 months
Fair value of collaterals	1,424	1,237	73	68

If a subsidiary is required to make any payment under these collaterals, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until March 31, 2020, the subsidiaries did not have losses in connection with these collaterals. The fair value of collaterals is recognized in current liabilities as “other payables”, which is recognized in the statement of profit or loss as customers settle their obligations with the financial institutions.

17.	Trade Payables (Consolidated)

	03/31/2020	12/31/2019
Domestic suppliers	1,187,989	1,897,256
Domestic suppliers – reverse factoring (i)	747,759	455,950
Foreign suppliers	353,769	261,222
Foreign suppliers – reverse factoring (i)	115,830	85,643

	2,405,347	2,700,071

(i) Suppliers – reverse factoring: some subsidiaries of the Company entered into an agreements with a financial institutions, which consists of the anticipation of receipt of the trade payables by the supplier, in which the financial institutions prepay a certain amount from the supplier, and receives on the maturity date the amount payable by the subsidiaries of the Company. The decision to join this transaction is solely and exclusively of the supplier. The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. These transactions are presented in operating activities in the statements of cash flow.

Some Company’s subsidiaries acquire oil-based fuels and LPG from Petrobras and its subsidiaries and ethylene from Braskem S.A. These suppliers control almost all the markets for these products in Brazil.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

18.	Salaries and Related Charges (Consolidated)

	03/31/2020	12/31/2019
Provisions on salaries	188,690	184,716
Profit sharing, bonus and premium	68,183	133,533
Social charges	69,623	70,228
Others	13,556	17,159

	340,052	405,636

19.	Taxes Payable (Consolidated)

	03/31/2020	12/31/2019
ICMS	155,173	149,547
PIS and COFINS	13,079	40,676
ISS	28,506	26,986
Value-Added Tax (IVA) of foreign subsidiaries	17,151	25,619
Others	31,256	27,094

	245,165	269,922

20.	Employee Benefits and Private Pension Plan (Consolidated)

a.	ULTRAPREV- Associaçăo de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and each of its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev—Associação de Previdência Complementar (“Ultraprev”), since August 2001. Under the terms of the plan, every year each participating employee chooses his or her basic contribution to the plan. Each sponsoring company provides a matching contribution in an amount equivalent to each basic contribution, up to a limit of 11% of the employee’s reference salary, according to the rules of the plan. As participating employees retire, they may choose to receive either (i) a monthly sum ranging between 0.3% and 1.0% of their respective accumulated fund in Ultraprev or (ii) a fixed monthly amount, which will exhaust their respective accumulated fund over a period of 5 to 35 years. The sponsoring company does not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee. For the three-month period ended March 31, 2020, the subsidiaries contributed R$ 5,476 (R$ 5,471 for the three-month period ended March 31, 2019) to Ultraprev, which is recognized as expense in the income statement. The total number of participating employees as of March 31, 2020 was 7,774 active participants and 335 retired participants. In addition, Ultraprev had 25 former employees receiving benefits under the rules of a previous plan whose reserves are fully constituted.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Post-employment Benefits

The subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of Government Severance Indemnity Fund (“FGTS”), and health, dental care, and life insurance plan for eligible retirees.

The amounts related to such benefits were determined based on a valuation conducted by an independent actuary and reviewed by management as of March 31, 2020.

	03/31/2020	12/31/2019
Health and dental care plan (1)	155,021	154,142
Indemnification of FGTS	67,498	66,309
Seniority bonus	34,873	34,485
Life insurance (1)	18,262	17,931

Total	275,654	272,867

Current	29,849	28,951
Non-current	245,805	243,916

(1)	Only IPP and Iconic Lubrificantes S.A. (“Iconic”).

21.	Provision for Asset Retirement Obligation – Fuel Tanks (Consolidated)

The provision corresponds to the legal obligation to remove the subsidiary IPP’s underground fuel tanks located at Ipiranga-branded service stations after a certain use period (see Note 2.n).

Changes in the provision for asset retirement obligation are as follows:

Balance as of December 31, 2019	51,242
Additions (new tanks)	37
Expense with tanks removed	(196)
Accretion expense	826

Balance as of March 31, 2020	51,909

Current	4,427
Non-current	47,482

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

22.	Provisions and Contingencies (Consolidated)

a.	Provisions for tax, civil, and labor risks

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor disputes at the administrative and judiciary levels, which, when applicable, are backed by escrow deposits. Provisions for losses are estimated and updated by management based on the opinion of the Company’s legal department and its external legal advisors.

The table below demonstrates the breakdown of provisions by nature and its movement:

Provisions	Balance on 12/31/2019	Additions	Write-offs	Payments	Interest	Balance on 03/31/2020
IRPJ and CSLL (a.1.1)	541,281	—	—	—	2,329	543,610
PIS and COFINS	10,155	—	—	—	38	10,193
ICMS	96,472	4,067	(113)	(4,067)	39	96,398
Civil, environmental and regulatory claims (a.2.1)	85,855	1,759	(55)	(385)	20	87,194
Labor litigation (a.3.1)	98,010	3,557	(895)	(770)	1,095	100,997
Others	92,822	—	—	—	148	92,970

Total	924,595	9,383	(1,063)	(5,222)	3,669	931,362

Current	40,455					44,175
Non-current	884,140					887,187

Some of the provisions above involve, in whole or in part, escrow deposits.

Balances of escrow deposits are as follows:

	03/31/2020	12/31/2019
Tax matters	765,557	753,810
Labor litigation	75,548	71,605
Civil and other	116,072	96,028

Total – non-current assets	957,177	921,443

a.1 Provisions for Tax Matters and Social Security

a.1.1 On October 7, 2005, the subsidiaries Cia. Ultragaz and Bahiana filed for and obtained a preliminary injunction to recognize and offset PIS and COFINS credits on LPG purchases, against other taxes levied by the RFB, notably IRPJ and CSLL. The decision was confirmed by a trial court on May 16, 2008. Under the preliminary injunction, the subsidiaries made escrow deposits for these debits which amounted to R$ 518,539 as of March 31, 2020 (R$ 515,825 as of December 31, 2019). On July 18, 2014, a second instance unfavorable decision was published, and the subsidiaries suspended the escrow deposits, and started to pay income taxes from that date. To revert the court decision, the subsidiaries presented a writ of prevention which was dismissed on December 30, 2014, and the subsidiaries appealed this decision on February 3, 2015. Appeals were also presented to the respective higher courts Superior Court of Justice (“STJ”) and Federal Supreme Court (“STF”) whose final trial are pending.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a.2 Provisions for Civil, Environmental and Regulatory Claims

a.2.1 The Company and its subsidiaries maintain provisions for lawsuits and administrative proceedings, mainly derived from contracts entered into with customers and former services providers, as well as proceedings related to environmental and regulatory issues in the amount of R$ 87,194 as of March 31, 2020 (R$ 85,855 as of December 31, 2019).

a.3 Provisions for Labor Matters

a.3.1 The Company and its subsidiaries maintain provisions of R$ 100,997 as of March 31, 2020 (R$ 98,010 as of December 31, 2019) for labor litigation filed by former employees and by employees of our service providers, mainly, contesting the non-payment of labor rights.

b.    Contingent Liabilities (Possible)

The Company and its subsidiaries are parties in tax, civil, environmental, regulatory, and labor claims whose loss prognosis is assessed as possible (proceedings whose chance of loss is more than 25% and less or equal than 50%) by the Company and its subsidiaries’ legal departments, based on the opinion of its external legal advisors and, based on this assessment, these claims were not recognized in the financial statements. The estimated amount of this contingency is R$ 3,136,397 as of March 31, 2020 (R$ 2,840,086 as of December 31, 2019).

b.1 Contingent Liabilities for Tax Matters and Social Security

The Company and its subsidiaries have contingent liabilities for tax matters and social security in the amount of R$ 2,263,776 as of March 31, 2020 (R$ 2,028,159 as of December 31, 2019), mainly represented by:

b.1.1 The subsidiary IPP and its subsidiaries have assessments invalidating the offset of excise tax (“IPI”) credits in connection with the purchase of raw materials used in the manufacturing of products which sales are not subject to IPI under the protection of tax immunity. The amount of this contingency is R$ 174,680 as of March 31, 2020 (R$ 173,738 as of December 31, 2019).

b.1.2 The subsidiary IPP and its subsidiaries have legal proceedings related to ICMS. The total amount involved in these proceedings, was R$ 926,744 as of March 31, 2020 (R$ 836,822 as of December 31, 2019), Such proceedings arise mostly of the disregard of ICMS credits amounting to R$ 330,196 as of March 31, 2020 (R$ 319,849 as of December 31, 2019), of which R$ 127,935 (R$ 126,772 as of December 31, 2019) refer to proportional reversal requirement of ICMS credits related to the acquisition of hydrated alcohol; of alleged non-payment in the amount of R$ 97,572 as of March 31, 2020 (R$ 92,567 as of December 31, 2019); of conditioned fruition of fiscal incentive in the amount of R$ 118,513 as of March 31, 2020 (R$ 117,753 as of December 31, 2019); and inventory differences in the amount of R$ 233,032 as of March 31, 2020 (R$ 172,736 as of December 31, 2019) related to the leftovers or faults due to temperature changes or product handling.

b.1.3 The Company and its subsidiaries are parties to administrative and judicial suits involving Income Tax, Social Security Contribution, PIS and COFINS, substantially about denials of offset claims and credits disallowance which total amount is R$ 749,766 as of March 31, 2020 (R$ 699,360 as of December 31, 2019), mainly represented by:

b.1.3.1 The subsidiary IPP received a tax assessment related to the IRPJ and CSLL resulting from the supposedly undue amortization of the goodwill paid on acquisition of a subsidiary, in the amount of R$ 209,410 as of March 31, 2020 (R$ 208,449 as of December 31, 2019), which includes the amount of the income taxes, interest and penalty. Management assessed the likelihood of the tax assessment, supported by the opinion of its legal advisors, as “possible”, and therefore did not recognize a provision for this contingent liability.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.2 Contingent Liabilities for Civil, Environmental and Regulatory Claims

The Company and its subsidiaries have contingent liabilities for civil, environmental and regulatory claims in the amount of R$ 583,618, totaling 2,944 lawsuits as of March 31, 2020 (R$ 549,664, totaling 3,109 lawsuits as of December 31, 2019), mainly represented by:

b.2.1 The subsidiary Cia. Ultragaz is party to an administrative proceeding before CADE based on alleged anti-competitive practices in the State of Minas Gerais in 2001. The CADE entered a decision against Cia. Ultragaz and imposed a penalty of R$ 33,712 as of March 31, 2020 (R$ 33,603 as of December 31, 2019). The imposition of such administrative decision was suspended by a court order and its merit is being judicially reviewed.

b.2.2 In 2016, the subsidiary Cia. Ultragaz became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices: i) one of the proceedings relate to practices in the State of Paraíba and other Northeast States, in which the subsidiary Bahiana is part along with Cia. Ultragaz. On this proceeding, Cia. Ultragaz and Bahiana signed a Cessation Commitment Agreement (“TCC”) with CADE, approved on November 22, 2017, in the amount of R$ 95,987, paid in 8 (eight) equal installments updated semiannually by SELIC, with maturity of the first one in 180 (one hundred and eighty) days from the date of publication of the approval. Three employees and one former employee signed TCC in the total amount of R$ 1,100. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz and Bahiana until final decision; ii) the second proceeding relate to practices in the Federal District and around, in which only Cia. Ultragaz is part. On this proceeding, Cia. Ultragaz signed a TCC with CADE, approved on September 6, 2017, in the amount of R$ 2,154, paid in a single installment in March 8, 2018. Two former employees signed TCC in the amount of R$ 50 each. With the TCC, the administrative proceeding will be suspended in relation to the Cia. Ultragaz until final decision.

b.2.3 The subsidiary IPP became party to two administrative proceedings filed by CADE, related to allegations of anti-competitive practices in the city of Joinville, State of Santa Catarina and around the city of Belo Horizonte, State of Minas Gerais, and for the latter, an administrative award was imposed for allegedly influencing uniform commercial conduct among fuel resellers, in the amount of R$ 40,693. The subsidiary IPP will continue to exercise its defense by appealing in all administrative and judicial instances. Supported by the opinion of external legal counsel that classified the probability of loss as “remote”, Management did not recognize a provision for this contingency as of March 31, 2020.

b.2.4 On November 29, 2016, a technical opinion was issued by the Operational Support Center for Execution (Centro de Apoio Operacional à Execução—CAEX), a technical body linked to the São Paulo State Public Prosecutor (“MPE”), presenting a proposal of compensation for the alleged environmental damages caused by the fire on April 2nd, 2015 at the Santos Terminal of the subsidiary Tequimar. This technical opinion is non-binding, with no condemnatory or sanctioning nature, and will still be evaluated by the authorities and parties. The subsidiary disagrees with the methodology and the assumptions adopted in the proposal and is negotiating an agreement with the MPE and the Brazilian Federal Public Prosecutor (“MPF”), since the beginning of the investigation and currently there is no civil lawsuit filed on the matter. The negotiations relate to in natura repair of the any damages. Thus, on May 15, 2019, the subsidiary Tequimar signed a Partial Conduct Adjustment Commitment Agreement (“TAC”) in the amount of R$ 67,539 with the MPE and MPF to compensate for diffuse and collective damages of any kind arising from the fish mortality and the damage caused to the ichthyofauna. The negotiations on compensation for other alleged damages are still ongoing and once concluded, the payments related to the project costs may affect the future Company’s Financial statements. In the criminal sphere, the MPF denounced the subsidiary Tequimar, which was summoned and replied to the complaint on June 19, 2018. On September 12, 2019, at a hearing in the federal court of Santos, the MPF and Tequimar agreed, and the judicial authority approved, the conditional suspension of the criminal proceedings for a period of 2 years, when Tequimar shall then prove compliance with the execution of the Partial TAC signed, with the obligation of a complementary allocation of R$ 13,000 to the Fisheries Management Project, to obtain the definitive filing of the process. In addition, as of March 31, 2020, there are contingent liabilities not recognized related to lawsuits in the amount of R$ 7,734 (R$ 11,403 as of December 31, 2019). On March 31, 2020 there were not extrajudicial lawsuits.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.3 Contingent Liabilities for Labor Matters

The Company and its subsidiaries have contingent liabilities for labor matters in the amount of R$ 289,002, totaling 1,633 lawsuits as of March 31, 2020 (R$ 262,263, totaling 1,649 lawsuits as of December 31, 2019), mainly represented by:

b.3.1 In 1990, the Petrochemical Industry Labor Union (Sindiquímica), of which the employees of Oxiteno S.A and Empresa Carioca de Produtos Químicos S.A. (“EMCA”), companies located in the Camaçari Petrochemical Complex, are members, filed collective lawsuits against the subsidiaries demanding the compliance with the fourth section of the collective labor agreement, which provided for a salary adjustment in lieu of the salary policies practiced. In the same year, a collective labor dispute was also filed by the Union of Employers (SINPEQ) against Sindiquímica, requiring the recognition of the loss of effectiveness of such fourth section. The decisions rendered on the collective claims which were favorable to the subsidiaries Oxiteno S.A. and EMCA are final and unappealable. The collective labor from Sindiquímica against SINPEQ became final in STF in October 2019 and remained unfavorable to SINPEQ. In 2010, some companies in the Camaçari Petrochemical Complex signed an agreement with Sindiquímica. In October 2015, Sindiquímica filed enforcement lawsuits against Oxiteno S.A and, in 2017, EMCA, as these companies did not sign the 2010 agreement with Sindiquímica. A favorable decision was issued for Oxiteno S.A., awaiting judgment of the Sindiquimica appeal and Oxiteno S.A adhesive appeal. At the Regional Labor Court of the 5th Region. For EMCA, the decision of 1st instance favorable to the company was reversed at the Regional Labor Court of the 5th Region, it’s pending a final judgment in this instance. In addition to collective actions, individual claims containing the same object have been filed.

c.    Lubricants operation between IPP and Chevron

In the process of transaction of the lubricants’ operation in Brazil between Chevron and subsidiary IPP (see Note 3.c of Interim Financial Information of 2018 filed on CVM February 20, 2019), it was agreed that each shareholder is responsible for any claims arising out of acts, facts or omissions prior to the transaction. The liability provisions of the Chevron shareholder in the amount of R$ 5,504 (R$ 5,423 as of December 31, 2019) are reflected in the consolidation of these interim financial information. Additionally, in connection with the business combination, a provision in the amount of R$ 198,900 was recognized on December 1, 2017 due contingent liabilities, amounted to R$ 188,073 as of March 31, 2020 (R$ 188,073 as of December 31, 2019. The amounts of provisions of Chevron’s liability recognized in the business combination will be reimbursed to subsidiary Iconic in the event of losses and an indemnity asset was hereby constituted in the same amount, without the need to establish a provision for uncollectible amounts.

d.    Contingent Assets

d.1 Exclusion of ICMS from the calculation basis of PIS and COFINS

In March 15, 2017, STF decided that ICMS is not included in the PIS and COFINS basis. All subsidiaries have actions aimed at obtaining this right, as long as applicable. For the subsidiaries Oxiteno S.A., Extrafarma and Tequimar, have final and unappealable decision, and the respective subsidies to prove the amounts to be refunded were duly confirmed by management and recorded in results, up to the present year of 2020, the amount of R$ 487,203 (up to R$ 338,110 in 2019). As a result of injunctions obtained, some subsidiaries have already excluded ICMS from the PIS and COFINS calculation base in the amount of R $ 154,593 until March 31, 2020 (R$ 141,618 as of December 31, 2019). The amounts to be recovered from the other subsidiaries will be recognized to the extent that concomitantly, there are the final and unappealable decision of the individual action and confirmation of the evidences.

The Company’s management emphasizes that it is possible for the STF to modulate the effects of the judgment, either by restricting its effectiveness or determining when the decision will become effective, or by reinterpreting the value of ICMS to be excluded. After the decision of the STF has become final and unappealable, the Company’s management will assess the impact on the shares of its subsidiaries, which may result in a reduction in the claimed tax credits.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

23.	Deferred Revenue (Consolidated)

The subsidiaries of the Company have recognized the following deferred revenue:

	03/31/2020	12/31/2019
‘am/pm’ and Jet Oil franchising upfront fee (a)	658	956
Loyalty program “Km de Vantagens” (b)	23,873	25,096
Loyalty program “Clube Extrafarma” (b)	1,600	1,574

	26,131	27,626

Current	26,131	27,626

a.    Franchising Upfront Fee

am/pm is the convenience stores chain of the Ipiranga service stations. Ipiranga ended March 31, 2020 with 2,373 stores (2,377 as of December 31, 2019). Jet Oil is Ipiranga’s lubricant-changing and automotive service specialized network. Ipiranga ended March 31, 2020 with 1,488 stores (1,492 stores as of December 31, 2019).

b.    Loyalty Programs

Subsidiary Ipiranga has a loyalty program called Km de Vantagens (www.kmdevantagens.com.br) under which registered customers are rewarded with points when they buy products at Ipiranga service stations or at its partners. The customers may exchange these points, during the period of one year, for discounts on products and services offered by Ipiranga and its partners. Points received by Ipiranga’s customers that may be used with the partner Multiplus Fidelidade and for discounts of fuel in Ipiranga’s website (www.postoipiranganaweb.com.br) and recognized as a reduction of revenue from sales and services.

Subsidiary Extrafarma has a loyalty program called Clube Extrafarma (www.clubeextrafarma.com.br) under which registered customers are rewarded with points when they buy products at its drugstore chain. The customers may exchange these points, during the period of six months, for discounts in products at its drugstore chain, recharge credit on a mobile phone, and prizes offered by partners Multiplus Fidelidade and Ipiranga, through Km de Vantagens. Points received by Extrafarma’s customers are recognized as a reduction of revenue from sales and services.

Deferred revenue is estimated based on the fair value of the points granted, considering the value of the prizes and the expected redemption of these points.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

24.	Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification could be issued, corresponding to up to 6,411,244 shares of the Company. The subscription warrants – indemnification may be exercised beginning 2020 by the former shareholders of Extrafarma and are adjusted according to the changes in the amounts of provisions for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. The subscription warrants – indemnification’s fair value is measured based on the share price of Ultrapar (UGPA3) and is reduced by the dividend yield until 2020, since the exercise is possible only from 2020, and they are not entitled to dividends until that date.

On February 19, 2020, the Company’s Board of Directors confirmed the issuance of 2,108,542 common shares within the authorized capital limit provided by the art. 6 of the Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014.

In the association agreement between the Company and Extrafarma on January 31, 2014 and due to the unfavorable decisions of some processes prior on January 31, 2014, 528,344 shares linked to the subscription warrants – indemnification were canceled and didn’t issue on 19 February 2020. Also, 3,774,388 shares were retained, linked to subscription warrants - indemnification, which will be issued as the processes will be favorable in a final decision to the Extrafarma. Thus, the maximum number of shares, which may be issued in the future, linked to the subscription warrants – indemnification, is up to 3,774,388 shares, totaling R$ 47,293 on March 31, 2020.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

25.	Equity

a.	Share Capital

On March 31, 2020, the subscribed and paid-in capital stock consists of 1,114,918,734 (1,112.810,192 as of December 31, 2019) common shares with no par value and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

The price of the shares issued by the Company as of March 31, 2020, on B3 was R$ 12.53 (R$ 25.48 as of December 31, 2019).

As of March 31, 2020, the Company is authorized to increase capital up to the limit of 1,600,000,000 common shares, without amendment to the Bylaws, by resolution of the Board of Directors. On February 19, 2020, the Company’s Board of Directors confirmed the issuance of 2,108,542 common shares due to the partial exercise of the rights conferred by the subscription warrants – idemnification. For more information on the partial issue, see note 24.

As of March 31, 2020, there were 47,479,723 common shares outstanding abroad in the form of ADRs (46,518,315 shares as of December 31, 2019).

On April 10, 2019, the Company’s extraordinary and annual general meeting approved the stock split of common shares issued by Ultrapar, at a ratio of one currently existing share to two shares of the same class and type as well as the changing of the number of shares in which the capital stock of the Company is divided. The stock split approved herein shall not imply in any change in the Ultrapar’s capital stock. The new shares and ADRs resulting from the stock split approved herein are of the same class and type and granted to its holders the same rights of the current shares and ADRs.

b.	Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company held in treasury (see Note 8.c).

c.	Treasury Shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Instructions 10, issued on February 14, 1980 and 268, issued on November 13, 1997.

As of March 31, 2020, and December 31, 2019, 26,780,298 common shares were held in the Company’s treasury, acquired at an average cost of R$ 18.12.

d.	Capital Reserve

The capital reserve reflects the gain on the transfer of shares at market price used in the Deferred Stock Plan granted to executives of the subsidiaries of the Company, as mentioned in Note 8.c.

Because of Extrafarma’s association in 2014, the Company recognized an increase in the capital reserves in the amount of R$ 498,812, due to the difference between the value attributable to share capital and the market value of the Ultrapar shares on the date of issue, deducted by R$ 2,260 related to the incurred costs directly attributable to issuing new shares. Additionally, on February 19, 2020, there was an increase in the reserve totaled amount of R$ 53,072, due to the partial exercise of the subscription warrants – indemnification (see note 24).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e.	Revaluation Reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (CPC / IFRS) instituted by Law 11,638/07, reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

f.	Profit Reserves

f.1 Legal Reserve

Under Brazilian Corporate Law, the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of capital stock. This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

f.2 Investments Reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 55.c) of the Bylaws this reserve is aimed to protect the integrity of the Company’s assets and to supplement its capital stock, in order to allow new investments to be made. As provided in its Bylaws, the Company may allocate up to 45% of the annual net income to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 3,290,073 as of March 31, 2020 (R$ 3,290,073 as of December 31, 2019).

g.	Valuation Adjustments and Cumulative Translation Adjustments

g.1 Valuation Adjustments

(i)

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the title “valuation adjustments”. Actuarial gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

(ii)

Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “valuation adjustments”. Gains and losses are reclassified to initial cost of non-financial assets.

(iii)

The differences between the fair value of financial investments measured at fair value through other comprehensive income and the initial amount of financial investments plus the interest earned and the foreign currency exchange variation are recognized in equity as valuation adjustments. Gains and losses are reclassified to statements of profit or loss when the financial investment is settled.

(iv)

The Company also recognizes in this item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Balance and changes in valuation adjustments of the Company are as follows:

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post- employment benefits	Non-controlling shareholders interest change	Total
Balance as of December 31, 2019	(296,132)	205	(47,759)	197,369	(146,317)
Changes in fair value of financial instruments	(634,188)	183	—	—	(634,005)
IRPJ and CSLL on fair value	216,474	—	—	—	216,474

Balance as of March 31, 2020	(713,846)	388	(47,759)	197,369	(563,848)

	Valuation adjustments
	Fair value of cash flow hedging instruments	Fair value of financial instruments	Actuarial gains (losses) of post- employment benefits	Non-controlling shareholders interest change	Total
Balance as of December 31, 2018	(243,336)	(273)	(17,749)	197,369	(63,989)
Changes in fair value of financial instruments	(10,439)	73	—	—	(10,366)
IRPJ and CSLL on fair value	4,492	—	—	—	4,492
Actuarial losses of post-employment benefits	—	—	238	—	238

Balance as of March 31, 2019	(249,283)	(200)	(17,511)	197,369	(69,625)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

g.2 Cumulative Translation Adjustments

The change in exchange rates on assets, liabilities, and income of foreign subsidiaries that have functional currency other than the presentation currency of the Company and an independent administration (see Note 2.s.1) and the exchange rate variation on notes in the foreign market (see Note 33.h.3) is directly recognized in the equity. This accumulated effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.

Balance and changes in cumulative translation adjustments of the Company are as follows:

Balance as of December 31, 2019	102,427
Currency translation of foreign subsidiaries	195,107
Effect of foreign currency exchange rate variation on financial instruments	(110,960)
IRPJ and CSLL on exchange variation	37,727
Balance as of March 31, 2020	224,301
Balance as of December 31, 2018	65,857
Currency translation of foreign subsidiaries	5,931
Effect of foreign currency exchange rate variation on financial instruments	(2,102)
IRPJ and CSLL on exchange variation	714
Balance as of March 31, 2019	70,400

h.	Dividends and Allocation of Net Income

The shareholders are entitled, under the Bylaws, to a minimum annual dividend of 50% of adjusted net income calculated in accordance with Brazilian Corporate Law. The dividends and interest on equity in excess of the obligation established in the Bylaws are recognized in equity until the Shareholders approve them. The proposed dividends payable as of December 31, 2019 in the amount of R $ 261,470 (R $ 0.24 – twenty-four cents of Brazilian Real per share), were approved by the Board of Directors on February 19, 2020, and will be paid as of March 06, 2020.

Balances and changes in dividends payable are as follows:

	Parent	Consolidated
Balance as of December 31, 2019	14,689	16,694
Provisions	261,470	261,898
Payments	(259,937)	(260,635)
Balance as of March 31, 2020	16,222	17,957

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

26.	Net Revenue from Sale and Services (Consolidated)

	03/31/2020	03/31/2019
Gross revenue from sale	22,770,778	21,940,145
Gross revenue from services	228,042	193,659
Sales taxes	(1,058,984)	(905,726)
Discounts and sales returns	(472,125)	(399,872)
Amortization of contractual assets with customers (see Note 11)	(82,860)	(83,608)
Deferred revenue (see Note 23)	2,287	(5,345)
Net revenue from sales and services	21,387,138	20,739,253

27.	Expenses by Nature (Consolidated)

The Company presents its expenses by function in the consolidated statement of profit or loss and presents below its expenses by nature:

	03/31/2020	03/31/2019
Raw materials and materials for use and consumption	19,737,611	18,933,386
Personnel expenses	526,661	594,845
Freight and storage	268,518	279,551
Depreciation and amortization	225,860	210,644
Amortization of right to use assets	77,867	78,149
Advertising and marketing	45,261	53,393
Services provided by third parties	58,891	71,133
Expected losses on doubtful accounts	30,275	28,193
Other expenses	61,034	107,726
Total	21,031,978	20,357,020
Classified as:
Cost of products and services sold	19,977,191	19,294,673
Selling and marketing	614,631	650,309
Expected losses on doubtful accounts	30,275	28,193
General and administrative	409,881	383,845
Total	21,031,978	20,357,020

28.	Gain (loss) on Disposal of PP&E and Intangibles (Consolidated)

The gain or loss is determined as the difference between the selling price and residual book value of the investment, PP&E, and intangible asset disposed of. For the three-month period ended March 31, 2020, the gain was R$ 6,938 (loss of R$ 2,082 as of March 31, 2019), represented primarily from sale of PP&E.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

29.	Other Operating Income, Net (Consolidated)

	03/31/2020	03/31/2019
Commercial partnerships (1)	2,560	13,738
Merchandising (2)	6,733	5,306
Loyalty program (3)	62	88
Extraordinary tax credits (4)	114,402	8,841
Other	182	8,740

Other operating income, net	123,939	36,713

(1)	Refers to contracts with service providers and suppliers, which establish trade agreements for convenience stores and gas stations.
(2)	Refers to contracts with suppliers of convenience stores, which establish, among other agreements, promotional campaigns.
(3)	Refers to sales of “Km de Vantagens” to partners of the loyalty program. Revenue is recognized at the time that the partners transfer the points to their customers.
(4)	Refers substantially to Oxiteno S.A., Ipiranga and Ultracargo PIS and COFINS credits (see Note 7.a.2).

30.	Financial Income (Expense)

	Parent		Consolidated
	03/31/2020	03/31/2019	03/31/2020	03/31/2019
Financial income:
Interest on financial investments	9,938	24,593	43,062	90,060
Interest from customers	—	—	29,140	34,461
Changes in subscription warranty – indemnification (see Note 24)	24,176	16,574	24,176	16,574
Selic interest on extraordinary PIS/COFINS credits (see Note 7.a.2)	—	—	77,760	—
Other financial income	20	—	7,913	3,054

	34,134	41,167	182,051	144,149

Financial expenses:
Interest on loans	—	—	(100,608)	(106,327)
Interest on debentures	(18,945)	(28,078)	(88,966)	(113,090)
Interest on leases payable	(1,733)	—	(33,983)	(21,122)
Bank charges, financial transactions tax, and other charges	(375)	(1,067)	(27,584)	(19,085)
Exchange variation, net of gains and losses with derivative financial instruments	—	—	(97,076)	101,205
Interest of provisions, net, and other financial expenses	—	—	(1,464)	15,098

	(21,053)	(29,145)	(349,681)	(143,321)

Financial income (expense)	13,081	12,022	(167,630)	828

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

31.	Earnings per Share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a deferred stock plan and subscription warrants—indemnification, as mentioned in Notes 8.c and 24, respectively.

	03/31/2020	03/31/2019
Basic Earnings per Share
Net income for the period of the Company	160,859	233,661
Weighted average shares outstanding (in thousands)	1,086,652	1,060,324
Basic earnings per share – R$	0.1480	0.2204
Diluted Earnings per Share
Net income for the period of the Company	160,859	233,661
Weighted average shares outstanding (in thousands), including dilution effects	1,093,226	1,066,353
Diluted earnings per share – R$	0.1471	0.2191
Weighted Average Shares Outstanding (in thousands)
Weighted average shares outstanding for basic per share calculation	1,086,652	1,060,324
Dilution effect
Subscription warrants—indemnification	3,774	3,774
Deferred Stock Plan	2,800	2,255

Weighted average shares outstanding for diluted per share calculation	1,093,226	1,066,353

Earnings per share were adjusted retrospectively by the issue of 2,108,542 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in note 24.

32.	Segment Information

The Company operates five main business segments: gas distribution, fuel distribution, chemicals, storage and drugstores. The gas distribution segment (Ultragaz) distributes LPG to residential, commercial, and industrial consumers, especially in the South, Southeast, and Northeast regions of Brazil. The fuel distribution segment (Ipiranga) operates the distribution and marketing of gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants and related activities throughout all the Brazilian territory. The chemicals segment (Oxiteno) produces ethylene oxide and its main derivatives and fatty alcohols, which are raw materials used in the home and personal care, agrochemical, paints, varnishes, and other industries. The storage segment (Ultracargo) operates liquid bulk terminals, especially in the Southeast and Northeast regions of Brazil. The drugstores segment (Extrafarma) trades pharmaceutical, hygiene, and beauty products through its own drugstore chain in the North, Northeast and Southeast regions of the country. The segments shown in the interim financial information are strategic business units supplying different products and services. Intersegment sales are at prices similar to those that would be charged to third parties.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

a. Financial information related to segments

The main financial information of each of the Company’s segments are stated as follows:

	03/31/2020	03/31/2019
Net revenue from sales and services:
Ultragaz	1,761,500	1,640,223
Ipiranga	17,899,585	17,427,989
Oxiteno	1,107,862	1,055,690
Ultracargo	163,321	126,524
Extrafarma	493,348	516,330

	21,425,616	20,766,756
Others (1)	12,726	8,487
Intersegment sales	(51,204)	(35,990)

Total	21,387,138	20,739,253

Intersegment sales:
Ultragaz	973	809
Ipiranga	83	289
Oxiteno	6,501	6,076
Ultracargo	32,343	20,352

	39,900	27,526
Others (1)	11,304	8,464

Total	51,204	35,990

Net revenue from sales and services, excluding intersegment sales:
Ultragaz	1,760,527	1,639,414
Ipiranga	17,899,502	17,427,700
Oxiteno	1,101,361	1,049,614
Ultracargo	130,978	106,172
Extrafarma	493,348	516,330

	21,385,716	20,739,230
Others (1)	1,422	23

Total	21,387,138	20,739,253

Operating income (expense):
Ultragaz	90,233	50,856
Ipiranga	272,780	394,900
Oxiteno	108,501	(14,774)
Ultracargo	70,955	38,042
Extrafarma	(29,944)	(38,045)
Corporation (2)	(25,651)	(15,494)

	486,874	415,485
Others (1)	(837)	1,379

Total	486,037	416,864

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2020	03/31/2019
Share of profit (loss) of joint-ventures and associates:
Ultragaz	5	17
Ipiranga	376	386
Oxiteno	200	1
Ultracargo	65	474

	646	878
Others (1)	(13,074)	(7,848)

Total	(12,428)	(6,970)

Income before financial result, income and social contribution taxes	473,609	409,894
Financial result, net	(167,630)	828

Income before income and social contribution taxes	305,979	410,722

Additions to PP&E and intangible assets (excluding intersegment account balances):
Ultragaz	57,416	35,253
Ipiranga	75,186	66,302
Oxiteno	45,574	61,732
Ultracargo	20,621	38,663
Extrafarma	11,645	15,911

	210,442	217,861
Others (1)	16,321	2,402

Total additions to PP&E and intangible assets (see Notes 14 and 15)	226,763	220,263
Asset retirement obligation – fuel tanks (see Note 21)	(37)	(133)
Capitalized borrowing costs	(6,157)	(6,025)

Total investments in PP&E and intangible assets (cash flow)	220,569	214,105

Addition on contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	156,509	64,056
Ultragaz	3,812	—

Total	160,321	64,056

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	03/31/2020	03/31/2019
Depreciation of PP&E and amortization of intangible assets charges:
Ultragaz	46,964	49,335
Ipiranga	77,253	73,224
Oxiteno	61,393	51,176
Ultracargo	15,146	14,273
Extrafarma	20,782	18,837

	221,538	206,845
Others (1)	4,322	3,799

Total	225,860	210,644

Amortization of contractual assets with customers – exclusive rights (see Note 11):
Ipiranga	82,509	83,608
Ultragaz	351	—

Total	82,860	83,608

Amortization of right to use assets:
Ultragaz	9,415	7,985
Ipiranga	42,625	41,762
Oxiteno	2,839	2,154
Ultracargo	4,359	6,446
Extrafarma	18,021	19,802

	77,259	78,149
Others (1)	608	—

Total	77,867	78,149

	03/31/2020	12/31/2019
Total assets (excluding intersegment account balances):
Ultragaz	3,076,856	2,998,623
Ipiranga	16,559,428	16,278,320
Oxiteno	8,904,400	7,453,476
Ultracargo	2,022,512	1,871,799
Extrafarma	1,985,567	2,060,182

	32,548,763	30,662,400
Others (1)	467,118	533,072

Total	33,015,881	31,195,472

(1)

Composed of the parent company Ultrapar (including goodwill of certain acquisitions) and Subsidiaries Serma—Associação dos Usuários de Equipamentos de Processamento de Dados e Serviços Correlatos (“Serma”) and Imaven Imóveis Ltda. It also includes the share of loss in the joint-venture ConectCar.

(2)	Expenses related to Ultrapar’s holding structure, including the Presidency, CA and CF, advisory comittees to the CA and Human Capital board and Risks, Compliance and Audit.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Geographic Area Information

The fixed and intangible assets of the Company and its subsidiaries are located in Brazil, except those related to Oxiteno’ plants abroad, as shown below:

	03/31/2020	12/31/2019
United States of America	1,163,021	909,787
Mexico	168,637	124,809
Uruguay	93,871	74,732

	1,425,529	1,109,328

The subsidiaries generate revenue from operations in Brazil, United Stated of America, Mexico and Uruguay, as well as from exports of products to foreign customers, as disclosed below:

	03/31/2020	03/31/2019
Net revenue from sale and services:
Brazil	20,990,486	20,373,842
Mexico	55,041	57,875
Uruguay	8,277	12,650
Venezuela	—	603
Other Latin American countries	132,126	109,431
United States of America and Canada	129,115	112,283
Far East	13,781	22,910
Europe	41,446	29,815
Other	16,866	19,844

Total	21,387,138	20,739,253

Sales to the foreign market are made substantially by the Oxiteno segment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

33.	Risks and Financial Instruments (Consolidated)

a.	Risk Management and Financial Instruments—Governance

The main risks to which the Company and its subsidiaries are exposed reflect strategic/operational and economic/financial aspects. Operational/strategic risks (including, but not limited to, demand behavior, competition, technological innovation, and material changes in the industry structure) are addressed by the Company’s management model. Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as exchange and interest rates, as well as the characteristics of the financial instruments used by the Company and its subsidiaries and their counterparties. These risks are managed through control policies, specific strategies, and the establishment of limits.

The Company has a policy for the management of resources, financial instruments, and risks approved by its CA (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit. The governance of the management of financial risks follows the segregation of duties below:

The execution of the Policy has done by corporate financial board, through its treasury department, with the assistance of the accounting, legal and tax departments.

The monitoring of compliance of the Policy and possible issues is the responsibility of the Risk and Investment Committee, (“Committee”), which is composed of CFO, Treasury Director, Controller and other directors designated by the CFO. The Committee holds quarterly meetings and monitors the risk standards established by the Policy through a monitoring map on a monthly basis.

Approval of the Policy and the periodic assessment of Company exposure to financial risks are subject to the approval of the CA of Ultrapar.

The Audit and Risks Committee (“CAR”) advises the CA in the assessment of controls, management and exposure of financial risks and revision of Policy. The Risk, Compliance and Audit board monitors of standards compliance of the Policy and reports to the CAR the risks exposure and compliance or noncompliance of the Policy.

b.	Currency Risk

Most transactions of the Company, through its subsidiaries, are located in Brazil and, therefore, the reference currency for risk management is the Brazilian Real. Currency risk management is guided by neutrality of currency exposures and considers the risks of the Company and its subsidiaries and their exposure to changes in exchange rates. The Company considers as its main currency exposures the changes in assets and liabilities in foreign currency.

The Company and its subsidiaries use exchange rate hedging instruments (especially between the Brazilian Real and the U.S. dollar) available in the financial market to protect their assets, liabilities, receipts, and disbursements in foreign currency and net investments in foreign operations. Hedge is used in order to reduce the effects of changes in exchange rates on the Company´s income and cash flows in Brazilian Reais within the exposure limits under its Policy. Such foreign exchange hedging instruments have amounts, periods, and rates substantially equivalent to those of assets, liabilities, receipts, and disbursements in foreign currencies to which they are related.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Assets and liabilities in foreign currencies are stated below, translated into Brazilian Reais:

b.1 Assets and Liabilities in Foreign Currencies

	03/31/2020	03/31/2019
Assets in foreign currency
Cash, cash equivalents and financial investments in foreign currency (except hedging instruments)	723,972	455,620
Foreign trade receivables, net of allowance for doubtful accounts and advances to foreign customers	521,625	213,544
Other net assets in foreign (except cash, cash equivalents, financial investments, trade receivables, financing, and payables)	1,760,162	1,445,022

	3,005,759	2,114,186

Liabilities in foreign currency
Financing in foreign currency, gross of transaction costs and discount	(8,917,926)	(6,895,052)
Payables arising from imports, net of advances to foreign suppliers	(643,822)	(344,523)

	(9,561,748)	(7,239,575)

Foreign currency hedging instruments	4,113,970	3,636,418

Net liability position – Total	(2,442,019)	(1,488,971)

Net asset (liability) position – Income statement effect	(24,007)	452,178
Net liability position –Equity effect	(2,418,012)	(1,941,149)

b.2 Sensitivity Analysis of Assets and Liabilities in Foreign Currency

Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied on the net position of the Company exposed to the currency risk, simulating the effects of appreciation and devaluation of the Real in the income statement and the equity:

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 2,442,019 in foreign currency as of March 31, 2020:

	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
(1) Income statement effect	Real devaluation	(2,405)	(6,012)	(12,023)
(2) Equity effect		(241,801)	(604,503)	(1,209,006)

(1) + (2)	Net effect	(244,206)	(610,515)	(1,221,029)

(3) Income statement effect	Real appreciation	2,405	6,012	12,023
(4) Equity effect		241,801	604,503	1,209,006

(3) + (4)	Net effect	244,206	610,515	1,221,029

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below shows, in the three scenarios, the effects of exchange rate changes on the net liability position of R$ 1,488,971 in foreign currency as of December 31, 2019:

	Risk	Scenario I Likely	Scenario II 25%	Scenario III 50%
(1) Income statement effect	Real devaluation	45,218	113,045	226,089
(2) Equity effect		(194,115)	(485,287)	(970,575)

(1) + (2)	Net effect	(148,897)	(372,242)	(744,486)

(3) Income statement effect	Real appreciation	(45,218)	(113,045)	(226,089)
(4) Equity effect		194,115	485,287	970,575

(3) + (4)	Net effect	148,897	372,242	744,486

The equity effect refers to cumulative translation adjustments of changes in the exchange rate on equity of foreign subsidiaries (see Notes 2.s.1 and 25.g.2), net investments hedge in foreign entities, cash flow hedge of firm commitment and highly probable transaction (see Note 2.c and “h. Hedge Accounting” below).

c.  Interest Rate Risk

The Company and its subsidiaries adopt policies for borrowing and investing financial resources and for capital cost minimization. The financial investments of the Company and its subsidiaries are primarily held in transactions linked to the DI, as set forth in Note 4. Borrowings primarily relate to financing from Banco do Brasil, as well as debentures and borrowings in foreign currency, as shown in Note 16.

The Company attempts to maintain most of its financial interest assets and liabilities at floating rates.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.1 Assets and liabilities exposed to floating interest rates

The financial assets and liabilities exposed to floating interest rates are demonstrated below:

	Note	03/31/2020	12/31/2019
DI
Cash equivalents	4.a	2,205,626	1,780,939
Financial investments	4.b	2,824,621	2,610,686
Asset position of foreign exchange hedging instruments—DI	33.g	—	19,323
Loans and debentures	16.a	(6,517,107)	(6,268,615)
Liability position of foreign exchange hedging instruments—DI	33.g	(2,935,747)	(3,318,289)
Liability position of fixed interest instruments + IPCA – DI	33.g	(921,193)	(821,902)

Net liability position in DI		(5,343,800)	(5,997,858)

TJLP
Loans –TJLP	16.a	(87,807)	(103,945)

Net liability position in TJLP		(87,807)	(103,945)

LIBOR
Asset position of foreign exchange hedging instruments—LIBOR	33.g	1,105,959	850,307
Loans—LIBOR	16.a	(1,855,316)	(1,457,263)

Net liability position in LIBOR		(749,357)	(606,956)

SELIC
Loans – SELIC	16.a	(24,595)	(30,392)

Net liability position in SELIC		(24,595)	(30,392)

Total net liability position exposed to floating interest		(6,205,559)	(6,739,151)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.2 Sensitivity Analysis of Floating Interest Rate Risk

For sensitivity analysis of floating interest rate risk, the Company used the accumulated amount of the reference indexes (DI, TJLP, LIBOR, TIIE and SELIC) as a base scenario. Scenarios I, II and III were based on 10%, 25% and 50% variations, respectively, applied in the floating interest rate of the base scenario:

The tables below show the incremental expenses and income that would be recognized in financial income, due to the effect of floating interest rate changes in different scenarios.

		03/31/2020
	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in DI	4,079	10,197	20,394
Foreign exchange hedging instruments (assets in DI) effect	Increase in DI	3	6	12
Interest effect on debt in DI	Increase in DI	(6,580)	(16,449)	(32,898)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(3,442)	(9,219)	(18,847)

Incremental expenses		(5,940)	(15,465)	(31,339)

Interest effect on debt in TJLP	Increase in TJLP	(117)	(293)	(585)

Incremental expenses		(117)	(293)	(585)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	387	968	1,937
Interest effect on debt in LIBOR	Increase in LIBOR	(786)	(1,964)	(3,929)

Incremental expenses		(399)	(996)	(1,992)

Interest effect on debt in SELIC	Increase in SELIC	(27)	(67)	(133)

Incremental expenses		(27)	(67)	(133)

		12/31/2019
	Risk	Scenario I	Scenario II	Scenario III
		Likely	25%	50%
Exposure of interest rate risk
Interest effect on cash equivalents and financial investments	Increase in DI	29,304	73,261	146,522
Foreign exchange hedging instruments (assets in DI) effect	Increase in DI	55	137	274
Interest effect on debt in DI	Increase in DI	(44,469)	(111,173)	(222,345)
Interest rate hedging instruments (liabilities in DI) effect	Increase in DI	(39,175)	(85,571)	(162,897)

Incremental expenses		(54,285)	(123,346)	(238,446)

Interest effect on debt in TJLP	Increase in TJLP	(1,213)	(3,033)	(6,065)

Incremental expenses		(1,213)	(3,033)	(6,065)

Foreign exchange hedging instruments (assets in LIBOR) effect	Increase in LIBOR	1,722	4,305	8,609
Interest effect on debt in LIBOR	Increase in LIBOR	(3,551)	(8,876)	(17,753)

Incremental expenses		(1,829)	(4,571)	(9,144)

Interest effect on debt in SELIC	Increase in SELIC	(251)	(628)	(1,257)

Incremental expenses		(251)	(628)	(1,257)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

d.	Credit Risks

The financial instruments that would expose the Company and its subsidiaries to credit risks of the counterparty are basically represented by cash and bank deposits, financial investments, hedging instruments (see Note 4), and trade receivables (see Note 5).

d.1 Credit risk of financial institutions

Such risk results from the inability of financial institutions to comply with their financial obligations to the Company and its subsidiaries due to insolvency. The Company and its subsidiaries regularly conduct a credit review of the institutions with which they hold cash and cash equivalents, financial investments, and hedging instruments through various methodologies that assess liquidity, solvency, leverage, portfolio quality, etc. Cash and cash equivalents, financial investments, and hedging instruments are held only with institutions with a solid credit history, chosen for safety and soundness. The volume of cash and cash equivalents, financial investments, and hedging instruments are subject to maximum limits by each institution and, therefore, require diversification of counterparties.

d.2 Government credit risk

The Company’s policy allows investments in government securities from countries classified as investment grade AAA or aaa by specialized credit rating agencies (S&P, Moody’s and Fitch) and in Brazilian government bonds. The volume of such financial investments is subject to maximum limits by each country and, therefore, requires diversification of counterparties.

The credit risk of financial institution and government of cash, cash equivalents and financial investments is summarized below:

	Fair Value
Counterparty credit rating	03/31/2020	12/31/2019
AAA	6,084,345	4,906,077
AA	115,966	331,512
A	707,887	418,020
BBB	340,541	56,488

Total	7,248,739	5,712,097

d.3 Customer credit risk

The credit policy establishes the analysis of the profile of each new customer, individually, regarding their financial condition. The review carried out by the subsidiaries of the Company includes the evaluation of external ratings, when available, financial statements, credit bureau information, industry information and, when necessary, bank references. Credit limits are established for each customer and reviewed periodically, in a shorter period the greater the risk, depending on the approval of the responsible area in cases of sales that exceed these limits.

In monitoring credit risk, customers are grouped according to their credit characteristics and depending on the business the grouping takes into account, for example, whether they are natural or legal clients, whether they are wholesalers, resellers or final customers, considering also the geographic area.

The expected of credit losses are calculated by the expected loss approach based on the probability of default rates. Loss rates are calculated on the basis of the average probability of a receivable amount to advance through successive stages of default until full write-off. The probability of default calculation takes into account a credit risk score for each exposure, based on data considered to be capable of foreseeing the risk of loss (external classifications, audited financial statements, cash flow projections, customer information available in the press, for example), with addition of the credit assessment based on experience.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Such credit risks are managed by each business unit through specific criteria for acceptance of customers and their credit rating and are additionally mitigated by the diversification of sales. No single customer or group accounts for more than 10% of total revenue.

The subsidiaries of the Company request guarantees related to trade receivables and other receivables in specific situations to customers, but these guarantees don’t influence in the calculation of risk of loss. The subsidiaries of the Company maintained the following allowance for expected losses on doubtful accounts balances on trade receivables:

	03/31/2020	12/31/2019
Ipiranga	473,340	447,235
Ultragaz	104,194	94,985
Oxiteno	15,597	13,252
Extrafarma	164	3,419
Ultracargo	1,979	2,001

Total	595,274	560,892

The table below presents information about credit risk exposure:

	03/31/2020			12/31/2019
	Weighted average rate of losses	Accounting balance	Provision for losses	Weighted average rate of losses	Accounting balance	Provision for losses
Current	2%	3,326,051	53,054	1%	3,843,803	50,198
less than 30 days	2%	242,279	4,741	2%	185,612	3,975
31-60 days	6%	48,860	3,132	7%	37,801	2,688
61-90 days	11%	33,618	3,632	20%	24,861	5,062
91-180 days	42%	105,872	44,123	42%	91,633	38,337
more than 180 days	56%	869,152	486,592	53%	867,618	460,632

		4,625,832	595,274		5,051,328	560,892

The information about expected losses on doubtful accounts balances by geographic area are as follows:

	03/31/2020	12/31/2019
Brasil	582,907	550,928
México	1,159	1,123
Uruguai	173	267
Outros países da América Latina	401	561
Estados Unidos e Canadá	1,146	889
Europa	9,162	7,075
Outros	326	49

	595,274	560,892

For further information about the allowance for expected losses on doubtful accounts, see Notes 5.a and 5.b.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

e.  Liquidity Risk

The Company and its subsidiaries’ main sources of liquidity derive from (i) cash, cash equivalents, and financial investments, (ii) cash generated from operations and (iii) financing. The Company and its subsidiaries believe that these sources are sufficient to satisfy their current funding requirements, which include, but are not limited to, working capital, capital expenditures, amortization of debt, and payment of dividends.

The Company and its subsidiaries periodically examine opportunities for acquisitions and investments. They consider different types of investments, either directly, through joint ventures, or through associated companies, and finance such investments using cash generated from operations, debt financing, through capital increases, or through a combination of these methods.

The Company and its subsidiaries believe to have enough working capital and sources of financing to satisfy their current needs. The gross indebtedness due over the next twelve months totaled R$ 2,198,633, including estimated interests on loans (for quantitative information, see Note 16.a). Furthermore, the investment initially planned for 2020 totaled R$ 1,771 million (see Note 35). Until March 31, 2020, the amount of R$ 350,086 had been realized. On March 31, 2020, the Company and its subsidiaries had R$ 5,954,709 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

The table below presents a summary of financial liabilities as of March 31, 2020 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, these amounts may be different from the amounts disclosed on the balance sheet.

Financial liabilities	Total	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years
Loans including future contractual interest (1) (2)	20,218,691	2,198,633	8,384,119	3,376,671	6,259,268
Currency and interest rate hedging instruments (3)	265,735	265,735	—	—	—
Trade payables	2,405,347	2,405,347	—	—	—
Leases payable	2,587,921	358,459	1,093,891	564,493	571,078

(1)

To calculate the estimated interest on loans some macroeconomic assumptions were used, including averaging for the period the following: (i) DI of % 3.36% to 2020, 3.60% to 2021, 4.73% to 2022 and 5.78% to 2023, (ii) exchange rate of the Real against the U.S. dollar of R$ 4.90 in 2020, R$ 4.05 in 2021, R$ 4.09 in 2022, R$ 4.11 in 2023, R$ 4.13 in 2024, R$ 4.15 in 2025, R$ 4.17 in 2026, R$ 4.19 in 2027, R$ 4.21 in 2028 and R$ 4.23 in 2029 (iii) TJLP of 4.94%, (iv) IGP-M of 4.44% in 2020, 3.98% in 2021, 3.63% in 2022, 3.38% as from 2023 and (v) IPCA of 2.46% in 2020, 3.12% in 2021, 3.27% in 2022, 3.01% as from 2023, 3.08% in 2024 (source:B3, Bulletin Focus and financial institutions).

(2)	Includes estimated interest payments on short-term and long-term loans until the payment date.
(3)

The currency and interest rate hedging instruments were estimated based on projected U.S dollar futures contracts and the futures curves of DI x Pre and Pre x IPCA contracts quoted on B3 on March 31, 2020 and on the futures curve of LIBOR (ICE—IntercontinentalExchange) and commodities heating oil contracts and RBOB quoted on New York Mercantile Exchange (“NYMEX”) on March 31, 2020. In the table above, only the hedging instruments with negative results at the time of settlement were considered.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

f.  Capital Management

The Company manages its capital structure based on indicators and benchmarks. The key performance indicators related to the capital structure management are the weighted average cost of capital, net debt / EBITDA, interest coverage, and indebtedness / equity ratios. Net debt is composed of cash, cash equivalents, and financial investments (see Note 4) and loans, including debentures (see Note 16). The Company can change its capital structure depending on the economic and financial conditions, in order to optimize its financial leverage and capital management. The Company seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

g.  Selection and Use of Financial Instruments

In selecting financial investments and hedging instruments, an analysis is conducted to estimate rates of return, risks involved, liquidity, calculation methodology for the carrying value and fair value, and a review is conducted of any documentation applicable to the financial instruments. The financial instruments used to manage the financial resources of the Company and its subsidiaries are intended to preserve value and liquidity.

The Policy contemplates the use of derivative financial instruments only to cover identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). The risks identified in the Policy are described in the above sections and are subject to risk management. In accordance with the Policy, the Company and its subsidiaries can use forward contracts, Swaps, options, and futures contracts to manage identified risks. Leveraged derivative instruments are not permitted. Because the use of derivative financial instruments is limited to the coverage of identified risks, the Company and its subsidiaries use the term “hedging instruments” to refer to derivative financial instruments.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The table below summarizes the position of hedging instruments entered by the Company and its subsidiaries:

Designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount[1]				Fair value
		Assets	Liabilities		03/31/2020		12/31/2019		03/31/2020	12/31/2019
Foreign exchange swap	Debt	USD + 4.54%	104.0% DI	nov-23	USD	245,000	USD	245,000	431,823	69,298
Foreign exchange swap	Debt	LIBOR-3M + 1.11% = 2.86%	104.9% DI	jul-23	USD	150,000	USD	150,000	260,716	74,970
Interest rate swap	Debt	4.57% + IPCA	95.8% DI	oct-24	R$	806,054	R$	806,054	158,692	144,123
Interest rate swap	Debt	6.47%	99.9% DI	nov-24	R$	90,000	R$	90,000	510	584
Zero Cost Collar	Operating margin	Put USD 3.96	Call USD 4.33	dec-20	USD	292,500	USD	60,000	(252,822)	(121)

									598,919	288,854

Not designated as hedge accounting

Product	Hedged object	Rates agreement		Maturity	Notional amount[1]				Fair value
		Assets	Liabilities		03/31/2020		12/31/2019		03/31/2020	12/31/2019
Foreign exchange swap	Debt	USD + 0.18%	55.0% DI	jun-29	USD	320,000	USD	853,000	441,598	353,451
Foreign exchange swap	Debt	LIBOR-3M + 2.0% = 3.85%	105.9% DI	jun-20	USD	60,000	USD	60,000	119,133	48,535
Foreign exchange swap	Firm commitments	USD + 0.00%	33.5% DI	ago-20	USD	6,190	USD	17,896	6,895	(2,203)
Foreign exchange swap	Operating margin	34.8% DI	USD + 0.00%	feb-20		—	USD	4,680	—	612
NDF	Operating margin	MXN	USD	dez-20	USD	4,500		—	(1,949)	—
NDF	Firm commitments	BRL	USD	mai-20	USD	124,945	USD	71,600	21,173	(1,080)
Term	Firm commitments	BRL	Heating oil / RBOB	mai-20	USD	55,440	USD	56,000	19,069	(1,271)

									605,919	398,044

(1)	Currency as indicated.

All transactions mentioned above were properly registered with CETIP S.A.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h.  Hedge Accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

h.1 Fair value hedge

The Company and its subsidiaries designate as fair value hedges certain financial instruments used to offset the variations in interest and exchange rates, which are based on the market value of financing contracted in Brazilian Reais and U.S. dollars.

The foreign exchange hedging instruments designated as fair value hedge are:

In thousands, except the DI %	03/31/2020	12/31/2019
Notional amount – US$	395,000	395,000
Result of hedging instruments – gain/(loss) – R$	549,334	79,466
Fair value adjustment of debt – R$	(67,623)	(36,764)
Financial expense in the statements of profit or loss – R$	(484,430)	(130,320)
Average effective cost – DI %	104.4	104.4

For more information, see Note 16.c.1.

The interest rate hedging instruments designated as fair value hedge are:

In thousands, except the DI %	03/31/2020	12/31/2019
Notional amount – R$	806,054	806,054
Result of hedging instruments – gain/(loss) – R$	13,105	72,957
Fair value adjustment of debt – R$	525	(76,992)
Financial expense in the statements of profit or loss – R$	(22,962)	(68,054)
Average effective cost – DI %	95.8	95.8

For more information, see Notes 16.g.2, 16.g.4 and 16.g.6.

In millions, except the DI %	03/31/2020	12/31/2019
Notional amount – R$	90,000	90,000
Result of hedging instruments – gain/(loss) – R$	(395)	584
Fair value adjustment of debt – R$	391	(208)
Financial expense in the statements of profit or loss – R$	(1,408)	(377)
Average effective cost – DI %	99.9	99.9

For more information, see Note 16.g.7.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

h.2 Cash flow hedge

The Company and its subsidiaries designate, as cash flow hedge of firm commitment and highly probable transactions, derivative financial instruments to hedge firm commitments and non-derivative financial instruments to hedge highly probable future transactions, to hedge against fluctuations arising from changes in exchange rate.

On March 31, 2020, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to notes in the foreign market totaled US$ 529,643 (US$ 550,000 on December 31, 2019). On March 31, 2020, the unrealized loss of “Other comprehensive income” is R$ 395,340 million (loss of R$ 293,277 on December 31, 2019), net of deferred IRPJ and CSLL.

On March 31, 2020, the notional amount of foreign exchange hedging instruments for highly probable future transactions designated as cash flow hedge, related to future sales revenues of Oxiteno (zero cost collars) totaled US$ 292,500 (US$ 60,000 on March 31, 2019). On March 31, 2020, the unrealized loss of “Other comprehensive income” is R$ 24,873 (loss of R$ 74 on December 31, 2019), net of deferred IRPJ and CSLL and a expense in the amount of R$ 214,769 in the financial income.

h.3 Net investment hedge in foreign entities

The Company and its subsidiaries designate, as net investment hedge in foreign entities, notes in the foreign market, for hedging net investment in foreign entities, to offset changes in exchange rates.

On March 31, 2020, the balance of foreign exchange hedging instruments designated as net investments hedge in foreign entities, related to part of the investments made in entities which functional currency is other than the Brazilian Real, totaled US$ 95,000 (US$ 95,000 on December 31, 2019).On March 31, 2020, the unrealized loss of “Other comprehensive income” is R$ 73,234 (loss of R$ 55,682 on December 31, 2019), net of deferred income and social contribution taxes. The effects of exchange rate changes on investments and hedging instruments were offset in equity.

i. Gains (losses) on Hedging Instruments

The following tables summarize the value of gains (losses) recognized, which affected the equity of the Company and its subsidiaries:

	31/03/2020
	Profit or loss	Equity
a – Exchange rate derivates receivable in U.S. dollars (i) (ii)	413,158	—
b – Exchange rate derivates payable in U.S. dollars (ii)	(238,750)	(26,818)
c – Interest rate swaps in R$ (iii)	13,235	—
d – Non-derivative financial instruments (iv)	(598,001)	(817,533)

Total	(410,358)	(844,351)

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	31/03/2019	12/31/2019
	Profit or loss	Equity
a – Exchange rate derivates receivable in U.S. dollars (i) (ii)	107,297	—
b – Exchange rate derivates payable in U.S. dollars (ii)	(720)	(80)
c – Interest rate swaps in R$ (iii)	6,767	—
d – Non-derivative financial instruments (iv)	(40,399)	(348,959)

Total	72,945	(349,039)

(i)	Does not consider the effect of exchange rate variation of exchange Swaps receivable in U.S. dollars when this effect is offset in the gain or loss of the hedged item (debt/firm commitments);
(ii)	Considers the designation effect of foreign exchange hedging;
(iii)	Considers the designation effect of interest rate hedging in Brazilian Reais; and
(iv)	Considers the results of notes in the foreign market (for further information see Note 16.b).

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j. Fair Value of Financial Instruments

The fair values and the carrying values of the financial instruments, including currency and interest rate hedging instruments, are stated below:

			03/31/2020		12/31/2019
	Category	Note	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and cash equivalents
Cash and bank deposits	Measured at amortized cost	4.a	228,831	228,831	284,992	284,992
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	2,205,626	2,205,626	1,780,939	1,780,939
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	59,544	59,554	49,448	49,448
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	2,165,064	2,165,064	1,937,967	1,937,967
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	582,003	582,003	595,816	595,816
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	77,554	77,554	76,904	76,904
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	590,485	590,485	303,417	303,417
Currency and interest rate hedging and commodities instruments	Measured at fair value through profit or loss	4.b	1,339,632	1,339,632	682,615	682,615
Trade Receivables	Measured at amortized cost	5.a	3,227,704	3,204,605	3,689,500	3,663,247
Reseller Financing	Measured at amortized cost	5.b	802,854	799,966	800,936	839,090

Total			11,279,297	11,253,320	10,202,534	10,214,435

Financial liabilities:
Financing	Measured at fair value through profit or loss	16.a	2,191,432	2,191,432	1,666,092	1,666,092
Financing	Measured at amortized cost	16.a	7,779,060	6,702,591	6,008,415	7,268,742
Debentures	Measured at amortized cost	16.a	5,675,735	5,291,026	5,657,339	5,603,669
Debentures	Measured at fair value through profit or loss	16.a	1,054,264	1,054,264	1,030,892	1,030,891
Leases payable	Measured at amortized cost	13	1,704,243	1,704,243	1,588,673	1,588,673
Commodities, currency and interest rate hedging instruments	Measured at fair value through profit or loss	16	261,555	261,555	29,985	29,985
Trade payable	Measured at amortized cost	17	2,405,347	2,385,308	2,700,071	2,678,808
Subscription warrants – indemnification	Measured at fair value through profit or loss	24	47,293	47,293	130,657	130,657

Total			21,118,929	19,637,712	18,812,123	19,997,517

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

The fair value of financial instruments, including currency and interest hedging instruments, was determined as follows:

•	The fair value of cash and bank deposit balances are identical to their carrying values.

•	Financial investments in investment funds are valued at the value of the fund unit as of the date of the interim financial information, which corresponds to their fair value.

•

Financial investments in CDBs (Bank Certificates of Deposit) and similar investments offer daily liquidity through repurchase at the “yield curve” and the Company calculates their fair value through methodologies commonly used for mark to the market.

•	The fair value of trade receivables and trade payables are approximate to their carrying values.

•

The subscription warrants – indemnification was measured based on the share price of Ultrapar (UGPA3) at the interim financial information date and are adjusted to the Company’s dividend yield, since the exercise is only possible starting in 2020 onwards and they are not entitled to dividends until then. The number of shares of subscription warrants – indemnification is also adjusted according to the changes in the amounts of provision for tax, civil, and labor risks and contingent liabilities related to the period prior to January 31, 2014. (See Note 24).

•	The fair value calculation of notes in the foreign market (see Note 16.b) is based on the quoted price in an active market.

The fair value of other financial investments, financing and leases payable was determined using calculation methodologies commonly used for mark-to-market reporting, which consist of calculating future cash flows associated with each instrument adopted and adjusting them to present value at the market rates as of the date of the interim financial information. For some cases where there is no active market for the financial instrument, the Company and its subsidiaries can use quotes provided by the transaction counterparties.

The interpretation of market information on the choice of calculation methodologies for the fair value requires considerable judgment and estimates to obtain a value deemed appropriate to each situation. Consequently, the estimates presented do not necessary indicate the amounts that may be realizable in the current market.

Financial instruments were classified as financial assets or liabilities measured at amortized cost, except (i) all exchange rate and interest rate hedging instruments, which are measured at fair value through profit or loss, financial investments classified as measured at fair value through profit or loss and financial investments that are classified as measured at fair value through other comprehensive income (see Note 4.b), (ii) loans and financing measured at fair value through profit or loss (see Note 16.a), (iii) guarantees to customers that have vendor arrangements (see Note 16.i), which are measured at fair value through profit or loss, and (iv) subscription warrants – indemnification, which are measured at fair value through profit or loss (see Note 24). Cash, banks, trade receivables and reseller financing are classified as measured at amortized cost. Trade payables, leases payable and other payables are classified as financial liabilities measured at amortized cost.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

j.1 Fair Value Hierarchy of Financial Instruments

The financial instruments are classified in the following categories:

(a)	Level 1 - prices negotiated (without adjustment) in active markets for identical assets or liabilities;

(b)	Level 2 - inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices).

The table below shows the categories of the financial assets and financial liabilities:

	Category	Note	03/31/2020	Level 1	Level 2
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4.a	228,831	228,831	—
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	2,205,626	—	2,205,626
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	59,554	59,554	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	2,165,064	2,165,064	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	582,003	—	582,003
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	77,554	—	77,554
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	590,485	21,158	569,327
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	1,339,632	—	1,339,632
Trade Receivables	Measured at amortized cost	5.a	3,204,605	—	3,204,605
Reseller Financing	Measured at amortized cost	5.b	799,966	—	799,966

Total			11,253,320	2,474,607	8,778,713

Financial liabilities:
Financing	Measured at fair value through profit or loss	16	2,191,432	—	2,191,432
Financing	Measured at amortized cost	16	6,702,591	4,780,715	1,921,876
Debentures	Measured at amortized cost	16	5,291,026	—	5,291,026
Debentures	Measured at fair value through profit or loss	16	1,054,264	—	1,054,264
Leases payable	Measured at amortized cost	13	1,704,243	—	1,704,243
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	16	261,555	—	261,555
Trade payables	Measured at amortized cost	17	2,385,308	—	2,385,308
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	47,293	—	47,293

Total			19,637,712	4,780,715	14,856,997

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

	Category	Note	12/31/2019	Level 1	Level 2
Financial assets:
Cash equivalents
Cash and banks	Measured at amortized cost	4.a	284,992	284,992	—
Financial investments in local currency	Measured at fair value through other comprehensive income	4.a	1,780,939	—	1,780,939
Financial investments in foreign currency	Measured at fair value through profit or loss	4.a	49,448	49,448	—
Financial investments:
Fixed-income securities and funds in local currency	Measured at fair value through profit or loss	4.b	1,937,967	1,937,967	—
Fixed-income securities and funds in local currency	Measured at fair value through other comprehensive income	4.b	595,816	—	595,816
Fixed-income securities and funds in local currency	Measured at amortized cost	4.b	76,904	—	76,904
Fixed-income securities and funds in foreign currency	Measured at fair value through other comprehensive income	4.b	303,417	18,985	284,432
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	4.b	682,615	—	682,615
Trade Receivables	Measured at amortized cost	5.a	3,663,247	—	3,663,247
Reseller Financing	Measured at amortized cost	5.b	839,090	—	839,090

Total			10,214,435	2,291,392	7,923,043

Financial liabilities:
Financing	Measured at fair value through profit or loss	16	1,666,092	—	1,666,092
Financing	Measured at amortized cost	16	7,268,742	4,587,932	2,680,810
Debentures	Measured at amortized cost	16	5,603,669	—	5,603,669
Debentures	Measured at fair value through profit or loss	16	1,030,891	—	1,030,891
Leases payable	Measured at amortized cost	13	1,588,673	—	1,588,673
Currency and interest rate hedging instruments	Measured at fair value through profit or loss	16	29,985	—	29,985
Trade payables	Measured at amortized cost	17	2,678,808	—	2,678,808
Subscription warrants – indemnification (1)	Measured at fair value through profit or loss	24	130,657	—	130,657

Total			19,997,517	4,587,932	15,409,585

(1)	Refers to subscription warrants issued by the Company in the Extrafarma acquisition.

The fair value of trade receivables and trade payables are classified as level 2.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

k. Sensitivity Analysis of Derivative Financial Instruments

The Company and its subsidiaries use derivative financial instruments only to hedge against identified risks and in amounts consistent with the risk (limited to 100% of the identified risk). Thus, for purposes of sensitivity analysis of market risks associated with financial instruments, as required by CVM Instruction 475/08, the Company analyzes the hedging instrument and the hedged item together, as shown on the charts below.

For the sensitivity analysis of foreign exchange hedging instruments as of March 31, 2020 and December 31, 2019, management adopted as a likely scenario the Real/U.S. dollar exchange rates at maturity of each swap, projected by U.S dollar futures contracts quoted on B3. As a reference, the exchange rate for the last maturity of foreign exchange hedging instruments is R$ 8.57 (R$ 5.76 as of December 31, 2019) in the likely scenario. Scenarios II and III were estimated with a 25% and 50% additional appreciation or depreciation of the Brazilian Real against the likely scenario, according to the risk to which the hedged item is exposed.

Based on the balances of the hedging instruments and hedged items as of March 31, 2020 and December 31, 2019, the exchange rates were replaced, and the changes between the new balance in Brazilian Reais and the original balance in Brazilian Reais were calculated in each of the three scenarios. The table below shows the change in the values of the main derivative instruments and their hedged items, considering the changes in the exchange rate in the different scenarios:

03/31/2020	Risk	Scenario I Likely	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar appreciation	1,267,931	2,541,443	3,814,955
(2) Debts/firm commitments in dollars		(1,267,951)	(2,541,505)	(3,815,059)

(1)+(2)	Net effect	(20)	(62)	(104)

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar devaluation	(339)	19,437	39,213
(4) Gross margin of Oxiteno/Ipiranga		339	(19,437)	(39,213)

(3)+(4)	Net effect	—	—	—

Options
(5) Options Real / U.S. Dollar swaps	Dollar devaluation	(265,377)	18,888	393,294
(6) Gross margin of Oxiteno		265,377	(18,888)	(393,294)

(5)+(6)	Net effect	—	—	—

12/31/2019	Risk	Scenario I Likely	Scenario II	Scenario III
Currency swaps receivable in U.S. dollars
(1) U.S. Dollar / Real swaps	Dollar appreciation	700,499	1,668,202	2,635,905
(2) Debts/firm commitments in dollars		(700,465)	(1,668,031)	(2,635,596)

(1)+(2)	Net effect	34	172	309

Currency swaps payable in U.S. dollars
(3) Real / U.S. Dollar swaps	Dollar devaluation	376	62,559	124,742
(4) Gross margin of Oxiteno		(376)	(62,559)	(124,742)

(3)+(4)	Net effect	—	—	—

Options
(5) Options Real / U.S. Dollar swaps	Dollar devaluation	—	42,101	102,917
(6) Gross margin of Oxiteno		—	(42,101)	(102,917)

(5)+(6)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

For sensitivity analysis of hedging instruments for interest rates in Brazilian Reais as of March 31, 2020 and December 31, 2019, the Company used the futures curve of the DI x Pre contract quoted on B3 as of March 31, 2020 for each of the swap and debt (hedged item) maturities, to determine the likely scenarios. Scenarios II and III were estimated based on a 25% and 50% deterioration, respectively, of the likely scenario pre-fixed interest rate.

Based on the three scenarios of interest rates in Brazilian Reais, the Company estimated the values of its debt and hedging instruments according to the risk which is being hedged (variations in the pre-fixed interest rates in Brazilian Reais), by projecting them to future value at the contracted rates and bringing them to present value at the interest rates of the estimated scenarios. The results are shown in the table below:

03/31/2020	Risk	Scenario I Likely	Scenario II	Scenario III
Swap de taxa de juros (em Reais) – Debentures—CRA
(1) Fixed rate swap—DI	Decrease in Pre-fixed rate	(245,922)	(189,331)	(127,428)
(2) Fixed rate debt		245,922	189,331	127,428

(1) + (2)	Net effect	—	—	—

12/31/2019	Risk	Scenario I Likely	Scenario II	Scenario III
Swap de taxa de juros (em Reais) – Debentures—CRA
(1) Fixed rate swap—DI	Decrease in Pre-fixed rate	(195,123)	(137,260)	(74,027)
(2) Fixed rate debt		195,123	137,260	74,027

(1) + (2)	Net effect	—	—	—

For the sensitivity analysis of the commodity price swings hedging instruments on March 31, 2020, the Company used the futures heating oil and gasoline (RBOB) contracts quoted on NYMEX. Scenarios II and III were estimated based on 25% and 50% deterioration, respectively, of the likely scenario commodity price.

Based on the balances of the hedging instruments and the objects hedged on December 31, 2019, prices were substituted and the variations between the new balance in Reais and the balance in Reais in the report date were calculated in each of the three scenarios. The table below shows the variation of the amounts of the derivative instruments and their objects of hedge, considering the variations in commodity prices in the different scenarios:

03/31/2020	Risk	Scenario I Likely	Scenario II	Scenario III
NDF Commodities
(1) NDF of Commodities	Decrease in Commodities Price	—	569,874	1,139,748
(2) Gross margin from Ipiranga		—	(569,874)	(1,139,748)

(1) + (2)	Net effect	—	—	—

12/31/2019	Risk	Scenario I Likely	Scenario II	Scenario III
NDF Commodities
(1) NDF of Commodities	Decrease in Commodities Price	100,542	1,490,893	2,881,245
(2) Gross margin from Ipiranga		(100,542)	(1,490,893)	(2,881,245)

(1) + (2)	Net effect	—	—	—

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

34.	Commitments (Consolidated)

a.	Contracts

a.1 Subsidiary Tequimar has agreements with CODEBA and Complexo Industrial Portuário Governador Eraldo Gueiros, in connection with its port facilities in Aratu and Suape, respectively. Such agreements establish a minimum cargo movement of products, as shown below:

Port	Minimum movement in tons per year	Maturity
Aratu	397,000	2031
Aratu	900,000	2022
Suape	250,000	2027
Suape	400,000	2029

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of March 31, 2020, these rates were R$ 8.37 per ton for Aratu and R$ 2.54 per ton for Suape. The subsidiary has met the minimum cargo movement required since the beginning of the contractual agreements.

a.2 Subsidiary Oxiteno S.A. has a supply agreement with Braskem S.A. which establishes and regulates the conditions for the supply of ethylene to Oxiteno based on the international market for this product. These contracts establish a minimum commitment to according to the table below:

Plant	Minimum purchase (tons) per year	Maturity
Camaçari	205,000	2021
Mauá	44,100	2023

Should the minimum purchase commitment not be met, the subsidiary would be liable for a fine based on the current ethylene price for the quantity not purchased. According to contractual conditions and tolerances, there are no material issues regarding the minimum purchase commitment.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

b.	Insurance Coverage

The Company is supported by insurance policies with the objective of covering several risks to which it is exposed, including loss of profits, losses and damage from fire, lightning, explosion of any kind, gale, aircraft crash, electric damage, and other risks, covering the industrial plants and distribution bases and branches of all subsidiaries. The maximum compensation values based on the risk analysis of certain locations are shown below:

Maximum compensation value (*)
Oxiteno	US$ 1,142 (equivalent to R$ 5,937 milion as of 03/31/2020) (*)
Ipiranga	R$ 1,469
Ultracargo	R$ 949
Ultragaz	R$ 266
Extrafarma	R$ 160

(*)	In millions. In accordance with policy conditions.

The General Liability Insurance program covers the Company and its subsidiaries with a maximum aggregate coverage of US$ 400 million (equivalent to R$ 2,079 million as of March 31, 2020), against losses caused to third parties as a result of accidents related to commercial and industrial operations and/or distribution and sale of products and services.

The Company maintains liability insurance policies for directors and executive officers to indemnify the members of the Board of Directors, fiscal council, directors and executive officers of Ultrapar and its subsidiaries (“Insured”) in the total amount of US$ 80 million (equivalent to R$ 416 million as of March 31, 2020), which cover any of the Insured liabilities resulting from wrongful acts, including any act or omission committed or attempted, except if the act, omission or the claim is consequence of gross negligence or willful misconduct.

In addition, group life and personal accident, health and national and international transportation, cyber risks and other insurance policies are also maintained.

The coverage and limit of the insurance policies are based on a careful study of risks and losses conducted by independent insurance advisors. The type of insurance is considered by management to be sufficient to cover potential losses based on the nature of the business conducted by the companies.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

c.	Area port lease

On March 22, 2019, Ultrapar, through its subsidiary IPP, won the port concessions of three areas with minimum storage capacity of 64 thousand m³ located at the port of Cabedelo, in the state of Paraíba, and one area with minimum storage capacity of 66 thousand m³ at the port of Vitória, in the state of Espírito Santo, which will be designated for handling, storage and distribution of fuels. These concessions were carried out by two consortiums of which IPP holds one third of the total participation. For the port of Cabedelo, the companies Nordeste Logística I, Nordeste Logística II and Nordeste Logística III were incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. For the port of Vitória, the company Navegantes was incorporated, in partnership with Raízen Combustível S.A. and Petrobrás Distribuidora S.A. The total investments regarding IPP’s stake sums up to R$160 million for a concession term of 25 years.

On April 5, 2019, Company, through its subsidiary IPP and Tequimar, also won three concessions. IPP won two concessions in the port of Miramar, in Belém, state of Pará: (i) area BEL02A, through a consortium 50% owned by IPP,that shall have minimum storage capacity of 41 thousand m³, and (ii) area BEL04A, which is currently operated by IPP with minimum storage capacity of 23 thousand m³. Such areas will be operated for at least 15 years, according to the auction notice. For the area BEL02, Latitude was incorporated, together with Petróleo Sabbá S.A.. Tequimar won the concession of area VDC12 in the port of Vila do Conde, in Barcarena, state of Pará. The minimum storage capacity will be 59 thousand m³. The area will be operated by Tequimar for at least 25 years, according to the auction notice. For the area VDC12, Tequimar Vila do Conde Logística Portuária S.A. was incorporated (see Note 3.b). The estimated investments regarding the participation of IPP and Tequimar sums up to R$ 450 million, approximately, to be disbursed throughout the next five years including the auction grants and the minimum investment required for these areas.

35. Clarifications on the impacts of COVID-19

The World Health Organization (“WHO”) declared a coronavirus pandemic (COVID-19) on March 11, 2020. To contain a spread of the virus in Brazil, the Ministry of Health (“MH”) and the state governments announced several actions to reduce the agglomeration and movement of people, including the closing of commerce, parks and common areas. In this context, the Company created a Crisis Committee to keep up with it and monitor the main risks and adopt preventive and emergency measures to reduce the pandemic effects.

In the terms of Decree n° 10,282/20, which regulates Law n° 13,979/20 and define public services and essential activities in the context of the actions adopted to face the pandemic, the operational activities of the Company and its subsidiaries are classified as essential and remain in normal operation. In this case, the Company and its subsidiaries are following the orientations of the MH and the WHO to preserve the integrity of its employees, collaborators and continuity of operations.

It is also unclear the extent to which the interim financial information for periods after March 31, 2020 may be affected by the commercial, operational and financial impacts of the COVID-19 pandemic. Certain of the financial risk assessments and impairment tests, in connection with the preparation of interim financial information, may be impacted by the COVID-19 pandemic, which may adversely impact the financial position of the Company and subsidiaries.

Ultrapar Participações S.A. and Subsidiaries

Notes to the Parent and Consolidated Interim Financial Information

(In thousands of Brazilian Reais, unless otherwise stated)

Operational impacts

The restrictions on the movement of people and the operation of certain businesses significantly impacted economic activity in Brazil.

Among the Company’s businesses, Ipiranga was the most affected by the immediate effects of the pandemic and, starting in the second half of March, it registered an abrupt decline in the volume of fuel sales, with a more significant impact on the Otto cycle. In addition, the decrease in world demand for oil and oil products caused the marked volatility in the prices of these commodities, leading to margin losses for Ipiranga.

Oxiteno Brasil suffered a reduction in demand from Asian countries, in contrast to an increase in domestic sales in the Home & Personal Care segment. In addition, Oxiteno benefited from the effect of the depreciation of the Real against the dollar on its results.

In relation to Ultragaz, there was an increase in the demand for LPG for residential use, boosting sales in the bottled segment. The bulk segment began to feel the initial effects of the pandemic in the last days of March, especially in volumes for small and medium-sized companies. The decrease in demand for fuels led to a reduction in capacity utilization at Brazilian refineries, reducing LPG production. To guarantee the continuity of the product offer, Petrobras, the main supplier of LPG, increased imports. As a result, Ultragaz incurred higher freight costs, due to the need to remove products from more distant hubs.

At Ultracargo, there were no impacts resulting from the pandemic in the first quarter of 2020, since the volume of liquid bulk movimented in ports remained stable.

Extrafarma presented an increase in billing throughout March, mainly due to an anticipated sales in the medication segments, an effect related to the pandemic, which was offset by the reduction in the movement of customers in stores from the last week of March and in the number stores in operation. Due to the social distancing, 7% of Extrafarma stores are not operating, as they are located mainly in shoppings centers, and about 85% of stores are operating with reduced hours. To minimize the impact of the lower flow of customers in stores, Extrafarma has been operating through a partnership with applications, telesales and delivery.

In view of the impacts on its business and given the uncertainties resulting from the pandemic, the Company suspended the financial projections for 2020 disclosed in a material fact of March 3, 2020, since the main assumptions used for such projections, such as GDP growth and exchange rate, no longer represented market consensus. The volatility and speed of change in scenarios do not allow, at this moment, a new projection to be established.

Main risks and associated measures

Credit risk - the subsidiary Ipiranga implemented a help package for Ipiranga resellers, including anticipation of sales credits through the Abastece Aĺ application, postponement of rent and financing payments and temporary suspension of volume performance clauses. These actions aim to mitigate potential effects on default rates. However, if the effects of the pandemic worsen on our customers’ operations, there may be growth of the expected losses on doubtful debts in the next quarters. The effects of expected losses on doubtful debts for the three-month period ended March 31, 2020 are disclosed in Notes 5 and 33.d.

Risk of impairment of goodwill and intangible assets of indefinite useful life - the Company reviewed the projections used in the impairment tests of goodwill and assets allocated to cash-generating units, considering the current impacts of the pandemic. The review did not result in the need for additional recognition of a provision for losses on March 31, 2020. If the impacts of the pandemic worsen on the operations, the subsidiary Extrafarma may present an additional provision for the balance of goodwill in the amount of R $ 68,273 in quarters future.

Risk of realization of deferred tax assets - the Company revised the constitution and realization of deferred tax credits, considering the current revised projections for each business segment as a result of the pandemic, and did not identify the need for write-offs for the period ended March 31 2020. If the effects of the pandemic worsen, the subsidiaries Oxiteno and Extrafarma may need to partially lower their deferred tax assets, in the portion that exceeds the 10 year term in future quarters.

Risks in financial instruments - the increase in volatility in financial markets may impact financial results according to sensitivity analysis presented in note 33.

Liquidity risk - the impact on the volumes of operations and on the results of the Company and its subsidiaries may affect negatively the generation of operating cash. Thus, as a measure of cash containment, the Company announced on April 1 the reduction of approximately 30% in its investment plan for 2020. Additionally, with the objective of reinforce liquidity and cash position, at the end of March and beginning as of April 2020, the Company and the subsidiary IPP contracted R$ 1.5 billion in new financing maturing in one year. Of this total, R $ 1.3 billion was obtained through the issuance of promissory notes with a credit of R$ 1.0 billion on April 6, R$ 0.3 billion on April 8 and R$ 180 million through a bank credit bill on March 25.

36.	Subsequent Event (Consolidated)

Issued of promissory notes

On April 2020, the Company issued notes in the amount of R$ 1 billion, with maturity in April 2021 and interest of DI + 3.10% p.a., paid in the maturity. In the same period, the subsidiary IPP issued notes in the amount of R$ 300 milion with maturity in April 2021 and interest of DI + 2.00% p.a., paid in the maturity.

São Paulo, May 13, 2020 – Ultrapar Participações S.A. (“Company”, B3: UGPA3/NYSE: UGP), a Company engaged in the Oil & Gas sector through Ipiranga, Ultragaz and Ultracargo, specialty chemicals through Oxiteno and retail pharmacy with Extrafarma, today announces its results for the first quarter of 2020.

Net revenues	Adjusted EBITDA	Net income
R$ 21 billion	R$ 880 million	R$ 169 million
Investments	Cash flow from operations	Market Cap
R$ 350 million	R$ 0.9 billion	R$ 14 billion

Highlights

The year of 2020 in Brazil began on a promising note as well as in our businesses, with the outlook for growth across practically all our segments. However, Brazil and the world have since been stricken by the novel coronavirus pandemic, creating an unprecedented crisis in the health system with grave consequences for the world economy in view of the need for measures of social distancing and restrictions on the mobility of people. In March at Ultrapar we proceeded to set up a Crisis Committee to act along three fronts: the health and safety of our employees and partners; our operations and their respective links in the value chain; and our financial soundness. In addition, we have been undertaking social initiatives on a regional basis for contributing to the combat of the pandemic. We are confident that we will successfully outcome this challenge and emerge stronger from the crisis.

The activities of Ultrapar’s wholly owned subsidiaries are classified as essential in the combat of the pandemic and consequently they remain fully operational, despite the challenges presented to operations and people alike in maintaining business continuity. The fallout from the pandemic had immediate impacts more especially on our fuels distribution business both in the form a 27% year-on-year decline in sales volume and in terms of losses in the final weeks of March due to the sharp decline in the prices of oil and its derivatives. In this scenario of greater uncertainty, we have adopted some emergency measures such as a 30% reduction in our investment plan for 2020, an increase in our cash position through further credit facilities worth a total of R$ 1.5 billion and the withdrawal of our guidance on results for 2020. We closed the quarter with a cash balance in excess of R$ 7.0 billion and average duration for debt amortization of approximately five years. In addition to financial liquidity, the stronger cash position was crucial to the implementation of a comprehensive assistance package to our partners in Ipiranga’s value chain and thereby providing greater soundness to the fuels distribution system in Brazil as a whole.

In 1Q20, Ipiranga was the only business to experience significant impacts from the pandemic. In contrast, we were able to report improvements in results at Ultragaz, Oxiteno, Ultracargo and Extrafarma compared with the first quarter of 2019.

The financial information presented in this document has been prepared according to International Financial Reporting Standards (IFRS) norms. The financial information of Ultrapar corresponds to the Company’s consolidated information. The information on Ipiranga, Oxiteno, Ultragaz, Ultracargo and Extrafarma is reported without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information presented in this document is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct sum of the amounts that precede them.

We emphasize that all the financial information presented in this document includes the adoption of the IFRS 16 norm and the segregation of certain expenses pertaining to the Holding.

Information denominated EBITDA – Earnings Before Interest, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization; Adjusted EBITDA – adjusted for amortization of contractual assets with customers - exclusive rights and cash flow hedge; and EBIT – Earnings Before Interest and Taxes on Income and Social Contribution on Net Income is presented in accordance with Instruction 527, issued by the Brazilian Securities and Exchange Commission – CVM on October 4, 2012. The calculation of EBITDA based on net earnings is shown below:

R$ million	1Q20	1Q19	4Q20
Net income	168.9	242.6	(267.7)
(+) Income and social contribution taxes	137.1	168.2	(18.6)
(+) Financial (income) expenses, net	167.6	(0.8)	252.1
(+) Depreciation and amortization	303.7	288.8	301.9
EBITDA	777.3	698.7	267.7
Adjustments
(+) Amortization of contractual assets with customers - exclusive rights (Ipiranga and Ultragaz)	82.9	83.6	81.9
(+) Cash flow hedge from bonds	19.6	—	11.9
Adjusted EBITDA	879.8	782.3	361.5
Non-recurring items
(+) Tax credits in Oxiteno	(70.9)	—	—
(+) Impairment at Extrafarma	—	—	593.3
(+) Write-off of Oxiteno Andina’s assets	—	—	14.0
Adjusted EBITDA ex-non-recurring items	808.9	782.3	968.8

2

COVID-19

Initiatives for combatting the crisis

Since the outset of the crisis, Ultrapar and its subsidiaries have been operating on multiple fronts to ensure the safety of their employees, the stability and continuity of their operations and the financial soundness of the Company. All the activities of the subsidiaries are classified as essential in the context of the measures implemented to face the pandemic pursuant to Decree 10,282/20, which regulates Law 13,979/20, and, therefore, the Group’s companies remain fully operational.

In addition to the efforts to maintain operational continuity and to attend our clients, the Company has implemented several initiatives as a contribution to the national front for combatting the crisis, such as:

•

Donation by Ipiranga for the construction of a hospital in the city of Porto Alegre, jointly with Gerdau, Hospital Moinhos de Vento, Grupo Zaffari and other companies - which will remain as an important legacy in the future for the entire population;

•

Donation via Instituto Brasileiro de Petróleo for the construction of a field hospital in Rio de Janeiro and donation of 70º alcohol to public hospitals in the country, in addition to the purchase of masks and alcohol gel for distribution by Ipiranga;

•

An assistance package for Ipiranga resellers, including the anticipation of credits from sales through the Abastece Aí app, postponement of rental payments and financings and temporary suspension of volume-related sales performance clauses;

•

Distribution of 100 thousand liters of alcohol gel sanitizer at cost price to franchisees, as well as an increased product assortment and partnerships with iFood and Uber Eats, all implemented by am/pm;

•	Donation of 335 thousand liters of diesel fuel in the support of the distribution of 70º alcohol and support for truckers through the donation of hygiene kits by Ipiranga;

•	Concession of a 10% discount on fuels for healthcare personnel through the Abastece Aí app;

•	Collective donation of ventilators from companies in the Camaçari Petrochemical Complex including Oxiteno, Ultragaz and Ultracargo;

•

Donation of (i) 6 thousand basic food baskets in Salvador, (ii) 650 thousand soap bars to over 30 cities, (iii) 8 thousand P-13 bottles in São Paulo and (iv) 50 thousand masks and 10 thousand tubes of alcohol gel for resellers, by Ultragaz;

•	Support for the construction of the Grajaú hospital (Sírio Libanês) in São Paulo, as well as installations and supply of LPG in several hospitals in São Paulo and Bahia, by Ultragaz;

•	Distribution of informative flyers from the Ministry of Health in 18 states, by Ultragaz;

•	Donation of 100 beds to the health department of the State of Maranhão, to build a field hospital, by Ultracargo;

•	Donation to support the reactivation of Hospital Alfa in Recife, by Ultracargo;

•	Disposal of space and infrastructure for the vaccination of ten thousand people in the state of Pará by Extrafarma in partnership with the state government; and

•

Donation of 45 thousand face masks and 45 thousand gloves to the state of Maranhão by Extrafarma and Ultracargo and 65 thousand face masks and 65 thousand gloves to the states of Pará and Ceará by Extrafarma.

3

Operational impacts

To soften the effects of the pandemic on the national healthcare system, the state governments have introduced social distancing measures, restricting the mobility of people and the operation of certain businesses (“lockdown”), with a significant impact on the country’s economic activities.

Among Ultra Group’s businesses, Ipiranga was the most immediately affected by the pandemic and, as from the second half of March, recorded a sharp drop in fuel sales volume, with the most significant impact being the Otto cycle segment. In addition, a sharp reduction in global demand for oil and its derivatives led to an high volatility in prices for these commodities, causing inventory losses at Ipiranga.

Oxiteno Brasil experienced a reduction in demand from Asian countries, while there was an increase in domestic sales in the Home & Personal Care segment. In addition, Oxiteno benefited from the effect of the depreciation of the Real against the dollar on its results.

For Ultragaz, there was an increase in demand for residential LPG, driving sales in the bottled gas segment. On the other hand, in the final days of March, the initial effects of the pandemic began to impact the bulk segment, more notably in volumes to small and medium size companies. The drop in demand for fuels led to a reduction in capacity utilization at Brazilian refineries, reducing LPG production. To secure the continuity of product supply, Petrobras, the leading supplier of LPG, increased imports. Thereby, Ultragaz incurred higher freight costs given the need to source products from more distant supply bases.

At Ultracargo, the pandemic had no impact on business in 1Q20 as handling activity of liquid bulk cargo at the ports remained stable.

Extrafarma posted an increase in sales throughout March, mainly due to an anticipation in sales in the pharmaceutical segment, as a result of the pandemic, which was counteracted by a reduction in customer traffic through the stores in the final week of that month and in the number of stores open for business. With the lockdown, 7% of Extrafarma’s stores - mostly those in shopping centers - are not operating, while about 85% of the units have shortened operating periods. In order to minimize the impacts of lower store traffic, Extrafarma have been operating through partnerships with delivery apps, telemarketing and delivery.

Liquidity

In the light of the uncertainty arising from the pandemic, at the end of March and in early April, the Company and its subsidiaries strengthened their liquidity and cash position, contracting R$ 1.5 billion in new financing with a 12-month term. Of this total, on April 6, R$ 1.3 billion was raised through the issuance of promissory notes amounting to R$ 1.0 billion and on April 8, a further R$ 0.3 billion. In order to preserve cash, the Company also announced on April 1 a reduction of approximately 30% in its investment plan for 2020.

In addition, as announced in a material notice to the market on March 3, 2020, Ultrapar has withdrawn its financial guidance for 2020, considering that the principal assumptions used in the forecasts such as GDP growth and exchange rates no longer represent the market consensus. The volatility and speed of changing scenarios at this time no longer allow new projections to be made.

4

Ipiranga

	1Q20	1Q19	4Q19	Δ 1Q20 v 1Q19		Δ 1Q20 v 4Q19
Total volume (000 m³)	5,490	5,587	6,112	(2%	)	(10%)
Diesel	2,722	2,674	2,905	2%		(6%)
Otto cycle	2,669	2,810	3,116	(5%	)	(14%)
Others¹	99	102	92	(3%	)	9%
EBITDA (R$ million)	480	597	699	(20%	)	(31%)

¹	Fuel oils, arla 32, kerosene, lubricants and greases

Operational performance – Ipiranga reported a decline of 2% in sales volume in relation to 1Q19, due to a 5% drop in Otto cycle sales with the onset of the COVID-19 pandemic, which had a significant impact on sales volume in the second half of March. This was attenuated by a 2% growth in diesel sales mainly driven by demand from the reseller and TRR segments. Ipiranga’s sales volume in January and February 2020 increased 0.7% in comparison with the same period in 2019, while the volume for March 2020 posted a reduction of 6.4% vs. March 2019. In relation to 4Q19, volumes were 10% lower, reflecting both a 14% reduction in Otto cycle and 6% in diesel sales, again due the impacts of the COVID-19 pandemic and also the seasonal variation between periods.

Net revenues – Total R$ 17,900 million (+3%) due mainly to the increase in average unit costs of oil derivatives and ethanol in addition to higher sales at ICONIC, despite lower sales volume. Compared to 4Q19, net revenues fell 12%, as a result of lower sales volume and a decrease in the average unit costs of fuels during 1Q20.

Cost of goods sold – Total of R$ 17,205 million (+4%), mainly due to the increase in Ipiranga’s average unit cost, reflecting the impact of the devaluation of the Real on the reference prices of oil derivatives, despite price reductions at Petrobras over the course of the quarter. In relation to 4Q19, the cost of goods sold fell 11%, due to lower sales volume and fuel handling costs in the period.

Sales, general and administrative expenses (“SG&A”) – Total of R$ 467 million (-4%), principally due to lower freight expenditures, marketing programs and initiatives taken for reducing expenses. In relation to 4Q19, sales, general and administrative expenses fell by 11% due to lower expenditure with freights, administrative expenses and lower expenses at ICONIC, in spite of the increase in PDD.

Other operating results – Increase of R$ 20 million (+83%) in relation to 1Q19, due to the constitution of extraordinary PIS/COFINS tax credits amounting to R$ 39 million, attenuated partially by lower merchandizing fees from suppliers.

EBITDA – Total of R$ 480 million (-20%), reflecting lower sales volume and squeezed margins worsened by inventory losses during the period, attenuated by the management of costs and expenses and by improved results at ICONIC. In relation to 4Q19, EBITDA posted a decrease of 31%, due to seasonal variation between periods and the initial impacts of the pandemic on volumes and margins as already mentioned.

Investments – Ipiranga invested a total of R$ 196 million in the expansion and maintenance of the service station and franchise networks, as well as in Ipiranga logistical infrastructure. Out of total investments, R$ 51 million was expended on plant, property and equipment and additions to intangible assets, R$ 142 million on contractual assets with clients (exclusive rights) and R$ 4 million in the form of drawdowns of financing to clients and advance payments of rentals, net of receipts. Ipiranga closed 1Q20 with 7,106 service stations, a net addition of 16 in relation to 4Q19.

5

Oxiteno

	1Q20	1Q19	4Q19	Δ 1Q20 v 1Q19		Δ 1Q20 v 4Q19
Average exchange rate (R$/US$)	4.46	3.77	4.12	18%		8%
Total volume (000 tons)	181	180	175	0%		3%
Specialty chemicals	148	148	142	0%		5%
Commodities	32	32	33	2%		(3%	)
Sales in Brazil	128	124	125	3%		2%
International sales	53	56	50	(6%	)	7%
EBITDA ex-non-recurring items¹ (R$ million)	122	40	71	207%		72%
EBITDA (R$ million)	193	40	57	386%		239%

¹	Excludes the effects of the write-off of Oxiteno Andina’s assets in 4Q19 and the tax credits in 1Q20

Operational performance – Specialty chemical volume was flat in relation to 1Q19, with higher sales from the Crop Solutions and Home & Personal Care segments in the domestic market, combined with greater sales volume in the United States, with the ramp up of the Pasadena plant. This result was achieved despite a reduction in the export of solvents to Asian markets, a reflection of the COVID-19 pandemic. Sales volume of commodities was 2% up in relation to 1Q19, principally due to opportunities for spot exports of glycols. In relation to 4Q19, total sales volume increased by 3%, boosted by a 5% growth in specialty chemicals, principally due to higher sales in the United States, partially offset by the reduction of 3% in commodities’ sales.

Net revenues – Total of R$ 1,108 million (+5%) due to the devaluation of 18% in the Real against the US Dollar (R$ 0.69/US$), despite a 10% reduction in average prices in USD, following the decline of prices on the international market. In relation to 4Q19, net revenues increased by 10% for the same reasons as already described.

Cost of goods sold – Total of R$ 877 million (-2%) due to a reduction in the costs of some raw materials, notably ethylene and palm kernel oil (PKO), in spite of the Real suffering a further devaluation of 18% against the US dollar (R$ 0.69/US$). Compared with 4Q19, the cost of goods sold increased by 6%, mainly due to higher sales volume and an 8% devaluation of the Real in relation to the US dollar (R$ 0.34/US$).

Sales, general and administrative expenses (“SG&A”) – Total of R$ 194 million (+13%), due to higher expenditures with freights, the impact from foreign exchange variation at the international units and amortization of software, attenuated by lower expenditures with payroll, IT, consultancies and maintenance, in the light of postponed plant shutdowns. In relation to 4Q19, sales, general and administrative expenses fell by 1%, due to the reduction of payroll expenditure in Brazil (principally in the form of severance indemnities) and in the USA. These effects were compensated by an increase in expenses with freight and higher sales volume.

Other operations – Total of R$ 72 million in 1Q20, a result of the constitution of one-off tax credits related to the exclusion of the ICMS tax from the PIS/COFINS tax calculation in the amount of R$ 71 million.

EBITDA – Oxiteno reported a total of R$ 193 million (+386%), or R$ 122 million (+207%), excluding the non-recurring effect of the constitution of tax credits in 1Q20, due to higher contribution margins in US$/ton and a further 18% devaluation in the Real against the US Dollar (R$ 0.69/US$). In relation to 4Q19, excluding non-recurring effects, EBITDA increased by 72%, due mainly to a greater sales volume and the exchange rate variation.

Investments – Investments in the period were R$ 44 million, allocated mainly for maintenance and safety of the industrial units.

6

Ultragaz

	1Q20	1Q19	4Q19	Δ 1Q20 v 1Q19	Δ 1Q20 v 4Q19
Total volume (000 tons)	421	395	432	7%	(2%)
Bottled	288	270	300	7%	(4%)
Bulk	134	126	132	6%	2%
EBITDA (R$ million)	147	110	168	34%	(12%)

Operational performance – Sales volume at Ultragaz in 1Q20 grew 7% compared with 1Q19 - a better performance than the 5% growth reported by the market as a whole for the quarter - with gains in market share both for the bottled and bulk segments. In the bottled segment, volumes were up by 7% YoY, driven at the end of the quarter by higher residential consumption due to the pandemic, with emphasis on the increase in sales in the Midwest and Southeast regions. In the bulk segment, despite the early signs of the crisis’ effect at the end of March, volumes were 6% higher principally due to stronger sales to industries, condominiums and of special gases (propellants). In relation to 4Q19, sales volume was 2% lower, a reflection of the seasonal variation between periods.

Net revenues – Total of R$ 1,762 million (+7%), in line with the higher sales volume. In relation to 4Q19, net revenues fell 1%, due to lower sales volume and readjustments in the costs of LPG.

Cost of goods sold – Total of R$ 1,523 million (+6%), mainly due to higher sales volume. In relation to 4Q19, the cost of goods sold was stable, due to readjustments in LPG costs and greater disbursement for the requalification of gas bottles, these effects were mitigated by lower sales volume.

Sales, general and administrative expenses (“SG&A”) – Total of R$ 154 million (-4%), due to lower expenses with payroll, lawsuits and reduced expenses with provisions for doubtful accounts, despite of an increase in freight charges. Compared with 4Q19, sales, general and administrative expenses fell 6%, due to higher expenses related to legal proceedings involving tax issues in 4Q19, besides the factors described above.

EBITDA – Total of R$ 147 million (+34%), due to higher sales volume and a reduction in expenses. Compared with 4Q19, EBITDA was 12% lower due largely to the seasonal variation between periods.

Investments – Ultragaz invested R$ 57 million in the replacement and acquisition of gas bottles, set up of new Ultrasystem clients and the maintenance of filling plants. Out of total investments, R$ 53 million was expended on plant, property and equipment and additions to intangible assets and R$ 4 million on contractual assets with clients (exclusive rights).

7

Ultracargo

	1Q20	1Q19	4Q19	Δ 1Q20 v 1Q19	Δ 1Q20 v 4Q19
Effective storage[1] (000 m³)	907	758	847	20%	7%
m³ sold (000 m³)	3,149	2,594	2,959	21%	6%
EBITDA (R$ million)	91	60	54	52%	69%

[1]	Monthly average

Operational performance – Ultracargo’s average storage and m³ sold increased 20% and 21%, respectively, in relation to 1Q19, largely due to the greater handling of fuels following the startup of the expanded capacity at the Santos and Itaqui terminals over the LTM, as well as increased handling at Suape and Aratu. In relation to 4Q19, average terminal storage rose 7% and m³ sold were up 6% due to higher handling of ethanol and fuels at Aratu and Suape, offset by lower ethanol handling in Santos.

Net revenues – Total of R$ 163 million in 1Q20 (+29%), driven by the increase in fuels handling, new agreements and contractual readjustments. In relation to 4Q19, net revenues rose 7% in line with greater storage.

Cost of services provided – Total of R$ 63 million (+6%) due to higher costs of payroll and maintenance, following the expanded capacity at the Santos and Itaqui terminals. In relation to 4Q19, the cost of services provided fell 15% due to the concentration of expenditure with payroll, materials, maintenance and services associated with the increase in capacity at the Santos terminal in 4Q19.

Sales, general and administrative expenses (“SG&A”) – Total of R$ 33 million (+14%), mainly due to higher payroll and asset depreciation expenses. Relative to 4Q19, sales, general and administrative expenses decreased 24%, due to non-recurring expenditures incurred with the startup of the expanded operations of the Santos and Itaqui port terminals as well as payroll expenditures, principally severance indemnities, both in 4Q19.

Other operating results – Total of R$ 3 million related mainly to a favorable ruling on the repayment of the compulsory loan to Eletrobrás amounting to R$ 4 million.

EBITDA – Total of R$ 91 million (+52%), reflecting the capacity expansion and contractual readjustments, attenuated by the increase in costs and expenses. In relation to 4Q19, EBITDA was 69% greater due to increased handling activity and a reduction in costs and expenses.

Investments – Ultracargo recorded investments in the quarter of R$ 18 million, largely related to the expansion at Itaqui, operational safety and maintenance at the terminals.

8

Extrafarma

	1Q20	1Q19	4Q19	Δ 1Q20 v 1Q19		Δ 1Q20 v 4Q19
Drugstores (end of period)	411	440	416	(7%	)	(1%)
% mature stores (+3 years)	60%	46%	55%	13.9 p.p.		5.3 p.p.
Gross revenues (R$ million)	521	546	528	(5%	)	(1%)
EBITDA ex-non-recurring items¹ (R$ million)	9	1	(10)	630%		n/a
EBITDA (R$ million)	9	1	(603)	630%		n/a

¹	Excluding impairment of goodwill of the acquisition in 4Q19

Operational performance – Extrafarma ended 1Q20 with 411 stores, 20 store openings and 49 closures in the past 12 months, a reduction of 7% in its network, the result of greater selectivity in investments and a more rigorous approach to closing down underperforming stores. At the end of 1Q20, stores in the process of maturation (with up to three years of operations) represented 40% of the network. Relative to 4Q19, Extrafarma reported a net reduction of 5 stores.

Gross revenues – Total of R$ 521 million, a reduction of 5% compared with 1Q19, mainly due to lower number of stores and lower sales in the wholesale segment, partially offset by the maturation of new stores. Compared with 4Q19, the company reported a 1% reduction in gross revenue, a reflection of lower store numbers and revenue in the wholesale segment.

Cost of goods sold and gross profit – The cost of goods sold totaled R$ 349 million (-7%), a reflection of lower sales. Extrafarma reported gross profits of R$ 145 million (+2%), equivalent to a gross margin of 28% due mainly to better margins in the retail segment, and lower participation in the wholesale segment, that presents lower sales margin. Compared with 4Q19, the cost of goods sold remained unchanged and gross profit fell 6%, as a result of the seasonal variation between periods.

Sales, general and administrative expenses (“SG&A”) – Total of R$ 174 million (-6%), mainly due to lower number of stores and to the initiatives for ramping up productivity and logistical optimization, highlighting the reduction in the payroll expenses and the unveiling of the Distribution Center in Guarulhos. In relation to 4Q19, sales, general and administrative expenses fell by 2% due to decreased payroll expenses and operational improvements at the distribution centers.

Other operating results – Reduction of R$ 9 million vs. 1Q19 due to non-recurring tax credits reported in 1Q19. In relation to 4Q19, there was an increase of R$ 8 million following the one-time tax credits reversal in the compared period.

EBITDA – Total of R$ 9 million compared to R$ 1 million posted in 1Q19 due to improved margins and gains in productivity, partially neutralized by non-recurring tax credits in 1Q19. In relation to 4Q19, the improvement in the results is due mainly to the impairment of the goodwill from the acquisition of Extrafarma and the writing down of investments due to the closure of stores, both in 4Q19.

Investments – In 1Q20, Extrafarma invested R$ 11 million, allocated mainly to IT, maintenance and revitalization of stores.

9

Ultrapar

Amounts in R$ million	1Q20	1Q19	4Q19	Δ		Δ
				1Q20 v 1Q19		1Q20 v 4Q19
Net revenues	21,387	20,739	23,663	3%		(10%	)
Net income ex-non-recurring¹	71	243	133	(71%	)	(47%	)
Net income	169	243	(268)	(30%	)	n/a
Earnings per share attributable to shareholders²	0.15	0.22	(0.25)	(33%	)	n/a
EBITDA ex-non-recurring¹	809	782	969	3%		(17%	)
Adjusted EBITDA	880	782	362	12%		143%
Investments	350	268	555	31%		(37%	)
Operating cash flow	932	462	476	102%		96%

¹	Excludes the impairment at Extrafarma and the write-off of Oxiteno Andina, both in 4Q19, and tax credits at Oxiteno in 1Q20
²	Calculated in Reais based on the weighted average number of shares over the period, net of shares held as treasury stock. These amounts consider the stock split in April/2019

Net revenues – Total of R$ 21.387 million (+3%) due to the increase in net revenues at Ipiranga, Oxiteno, Ultragaz and Ultracargo. In relation to 4Q19, net revenues fell 10%, due to a decline in revenues at Ipiranga, Ultragaz and Extrafarma.

Adjusted EBITDA – Total of R$ 880 million (+12%) or R$ 809 million (+3%), excluding the non-recurring effect of tax credits at Oxiteno, reflecting the increase in EBITDA of Oxiteno, Ultragaz, Ultracargo and Extrafarma. Compared with 4Q19 and excluding the effects of non-recurring items, Adjusted EBITDA fell 17%, due to the decline in EBITDA at Ipiranga and Ultragaz, mainly the result of seasonal variations between periods and the impact of COVID-19 on Ipiranga in 1Q20.

Depreciation and amortization3 – Total of R$ 387 million (+4%), mainly the result of greater amortization of software at Oxiteno. Compared with 4Q19, total costs and expenses with depreciation and amortization increased by 1%.

Financial result – Ultrapar reported a net financial expense of R$ 168 million in 1Q20 compared with a net financial income of R$ 1 million in 1Q19. This reflected the deterioration in the result for the exchange rate hedging instruments, attenuated by the tax credits generated from the exclusion of the ICMS sales tax from the PIS/COFINS calculation base amounting to R$ 78 million. The negative result from the mark-to-market of FX hedges refers mainly to the derivative instruments contracted in 1Q20 for protecting Oxiteno’s operating margins in Reais from the fluctuation of the exchange rate (Zero Cost Collar). This was partially attenuated by the positive result from the mark-to-market of the hedging instruments for protecting the exchange rate variation on US Dollar denominated bonds. In relation to 4Q19, financial expenses fell R$ 84 million, explained largely by the appropriation of interest from tax credits with respect to the exclusion of ICMS from the above-mentioned PIS/COFINS calculation base and the depreciation of Ultrapar’s shares relative to the subscription bonus, despite the negative result from the exchange rate hedges.

Net income – Total of R$ 169 million (-30%) or R$ 71 million (-71%), excluding the non-recurring effect of tax credits at Oxiteno, due to the impacts of the COVID-19 pandemic on the result for 1Q20 and the increase in financial expense, as explained above, attenuated by the higher EBITDA. In relation to 4Q19 and excluding the non-recurring effects, net income fell 47%, due to a lower EBITDA, offset by a lower financial expense.

Cash flow from operational activities – Cash generation of R$ 932 million in 1Q20, compared to a generation of R$ 462 million in 1Q19, largely due to the greater divestment in working capital in the quarter.

Result of Holding, affiliates and digital initiatives – In addition to the five principal businesses, Ultrapar reported a negative EBITDA of R$ 39 million, comprising of R$ 26 million of the Holding’s expenses, R$ 4 million negative EBITDA from the digital initiatives and R$ 9 million negative EBITDA from affiliates. In relation to the digital initiatives, the negative EBITDA is the result of payroll and technology expenses, while the negative EBITDA at affiliates relates primarily to lower margins and inventory losses at the Riograndense refinery following the sharp drop in oil and oil derivative prices.

³ Includes amortization of contractual assets with clients – exclusive rights

10

Capital markets

Incorporating trading on B3 and NYSE, Ultrapar reported an average daily trading volume of R$ 224 million/day in 1Q20 (+20%). Ultrapar’s shares closed the quarter quoted at R$ 12.53 on B3, a reduction of 51% in the quarter while the Ibovespa stock index was down 37% in 1Q20. In NYSE, Ultrapar’s shares posted a devaluation of 61% in 1Q20, while the Dow Jones stock index registered a depreciation of 23%. Ultrapar closed 1Q20 with a market cap of R$ 14 billion.

On February 19, 2020, the Board of Directors confirmed the issue of 2,108,542 common shares, within authorized capital limits, due to the partial exercising of the subscription warrants delivered to the former shareholders of Extrafarma at the time of the incorporation of shares of this company approved in 2014.

Share prices as well as the average daily volume of shares and ADRs traded and shown in the table below, already reflect this issue.

Capital markets	1Q20	1Q19	4Q20
Number of shares (000)	1,114,919	1,112,810	1,112,810
Market capitalization¹ (R$ million)	13,970	26,151	28,354
B3
Average daily volume (shares)	9,901,834	5,464,850	6,589,426
Average daily volume (R$ 000)	184,163	143,814	136,804
Average share price (R$/share)	18.60	26.32	20.76
NYSE
Quantity of ADRs² (000 ADRs)	47,480	48,192	46,518
Average daily volume (ADRs)	1,934,532	1,639,683	1,067,105
Average daily volume (US$ 000)	9,031	11,507	5,453
Average share price (US$/ADR)	4.67	7.02	5.11
Total
Average daily volume (shares)	11,836,366	7,104,533	7,656,531
Average daily volume (R$ 000)	223,771	187,235	159,205

¹	Calculated based on the closing share price for the period
²	1 ADR = 1 common share

Performance UGPA3 x Ibovespa – 1Q20

(Dec 31, 2019 = 100)

Source: Bloomberg

11

Debt (R$ million)

Ultrapar consolidated	1Q20	4Q19	1Q19
Gross debt	(16,962.0)	(14,392.7)	(15,112.0)
Cash and cash equivalents	7,248.7	5,712.1	6,492.0
Net debt (ex-IFRS 16)	(9,713.3)	(8,680.6)	(8,620.0)
Leases payable	(1,704.2)	(1,588.7)	(1,622.2)
Net debt	(11,417.6)	(10,269.3)	(10,242.2)
Net debt/LTM Adjusted EBITDA¹ (ex-IFRS 16)	3.12x	2.87x	2.65x
Net debt/LTM Adjusted EBITDA¹	3.27x	3.03x	n/a
Average cost of debt (% CDI)	121.4%	103.3%	97.5%
Average cash yield (% CDI)	90.3%	93.6%	97.4%
Duration (years)	4.7	4.7	4.3

¹	LTM Adjusted EBITDA does not consider Extrafarma impairment of R$ 593 million for 4Q19 and 1Q20

Ultrapar ended 1Q20 with net financial debt of R$ 9.7 billion, comprising of gross debt of R$ 17.0 billion and a cash position of R$ 7.2 billion. Considering leases payable (IFRS 16) of R$ 1.7 billion, the Company ended the quarter with a total net debt of R$ 11.4 billion (3.27x LTM adjusted EBITDA, excluding the impairment of Extrafarma) compared to R$ 10.3 billion as at December 31, 2019 (3.03x LTM Adjusted EBITDA, excluding the impairment of Extrafarma). The increase in net debt reflects mainly the effect of exchange rate variation of the portion of the bonds designated by hedge accounting in the period. Excluding this impact of exchange rate variation on net debt, corresponding to R$ 730 million, leverage would have been 3.06x.

Maturity profile:

In order to reinforce the Company’s liquidity and cash position and in the light of the uncertainty due to the pandemic prevailing in Brazil since March 2020, Ultrapar and its subsidiaries have contracted a total of R$ 1.5 billion in new credit facilities maturing in one year, comprising of R$ 1.3 billion in promissory notes issued in the Brazilian capital markets and bank credit securities worth a further R$ 0.2 billion.

12

Debt breakdown:

Local currency	7,706.1
Foreign currency	8,994.4
Result from currency and interest hedging instruments	261.6
Total	16,962.0

13

1Q20 Conference Call

Ultrapar will host a conference call for analysts and investors on May 14, 2020 to comment on the Company’s performance in the first quarter of 2020 and outlook. The presentation will be available for download to the Company’s website 30 minutes prior to the conference call.

The WEBCAST live will be available via the internet at ri.ultra.com.br. Please connect 15 minutes in advance.

English: 12:30 p.m. (Brasília time) / 11:30 a.m. (US EST)

International Participants: +1 (844) 802-0962

Code: Ultrapar

Replay: +1 (412) 317-0088 (available for seven days)

Code: 10143086

Portuguese: 11:00 a.m. (Brasília time) / 10:00 a.m. (US EST)

Telephone for connection: +55 (11) 2188-0155

Code: Ultrapar

Replay: +55 (11) 2188-0400 (available for seven days)

Code: Ultrapar

14

ULTRAPAR

CONSOLIDATED BALANCE SHEET

In millions of Reais	MAR 20	MAR 19	DEC 19
ASSETS
Cash and cash equivalents	2,494.0	3,446.3	2,115.4
Financial investments and hedging instruments	3,460.7	2,791.1	3,090.2
Trade receivables and reseller financing	3,629.4	4,183.8	4,072.0
Inventories	3,394.8	3,243.4	3,715.6
Recoverable taxes	1,436.5	958.5	1,447.7
Prepaid expenses	157.1	163.2	111.4
Contractual assets with customers - exclusive rights	473.5	489.6	465.5
Other receivable	83.3	72.0	40.4
Total Current Assets	15,129.3	15,347.8	15,058.1
Financial investments and hedging instruments	1,294.0	254.6	506.5
Trade receivables and reseller financing	401.2	384.3	418.4
Deferred income and social contribution taxes	916.1	500.8	653.7
Recoverable taxes	1,085.9	829.6	872.3
Escrow deposits	957.2	892.9	921.4
Prepaid expenses	62.4	112.6	69.2
Contractual assets with customers - exclusive rights	1,065.8	1,007.8	1,000.5
Other receivables	197.2	196.5	197.4
Investments	171.7	122.2	181.6
Right to use assets	2,069.7	1,921.3	1,980.9
Property, plant and equipment	7,884.7	7,295.3	7,572.8
Intangible assets	1,780.5	2,321.0	1,762.6
Total Non-Current Assets	17,886.5	15,839.0	16,137.4
TOTAL ASSETS	33,015.9	31,186.9	31,195.5
LIABILITIES
Loans and hedging instruments	1,529.5	1,937.3	867.9
Debentures	276.8	308.5	249.6
Trade payables	2,405.3	2,083.4	2,700.1
Salaries and related charges	340.1	326.5	405.6
Taxes payable	343.1	363.8	434.7
Leases payable	230.5	226.7	206.4
Other payables	319.2	315.3	330.8
Total Current Liabilities	5,444.5	5,561.5	5,195.1
Loans and hedging instruments	8,771.5	6,453.3	6,907.1
Debentures	6,384.2	6,412.9	6,368.2
Provisions for tax, civil and labor risks	887.2	864.0	884.1
Post-employment benefits	245.8	200.2	243.9
Leases payable	1,473.8	1,395.5	1,382.3
Other payables	307.2	369.5	379.6
Total Non-Current Liabilities	18,069.7	15,695.4	16,165.2
TOTAL LIABILITIES	23,514.2	21,256.9	21,360.3
EQUITY
Share capital	5,171.8	5,171.8	5,171.8
Reserves	4,595.4	4,646.2	4,542.3
Treasury shares	(485.4)	(485.4)	(485.4)
Other	(165.1)	239.8	229.5
Non-controlling interests in subsidiaries	385.0	357.6	376.9
Total equity	9,501.7	9,929.9	9,835.2
TOTAL LIABILITIES AND EQUITY	33,015.9	31,186.9	31,195.5
Cash and financial investments	7,248.7	6,492.0	5,712.1
Debt	(16,962.0)	(15,112.0)	(14,392.7)
Leases payable	(1,704.2)	(1,622.2)	(1,588.7)
Net cash (debt)	(11,417.6)	(10,242.2)	(10,269.3)
Net cash (debt) ex-IFRS 16	(9,713.3)	(8,620.0)	(8,680.6)

15

ULTRAPAR CONSOLIDATED INCOME STATEMENT
In million of Reais	1Q20	1Q19	4Q19
Net revenue from sales and services	21,387.1	20,739.3	23,662.8
Cost of products and services sold	(19,977.2)	(19,294.7)	(22,025.4)
Gross profit	1,409.9	1,444.6	1,637.4
Operating expenses
Selling and marketing	(644.9)	(678.5)	(651.9)
General and administrative	(409.9)	(383.8)	(481.2)
Other operating income	123.9	36.7	79.6
Gain (loss) on disposal of property, plant and equipment and intangibles	6.9	(2.1)	(30.9)
Impairment	—	—	(593.3)
Operating income (loss)	486.0	416.9	(40.3)
Financial result
Financial income	182.1	144.1	55.4
Financial expenses	(349.7)	(143.3)	(307.5)
Share of profit (loss) of subsidiaries, joint ventures and associates	(12.4)	(7.0)	6.2
Income before income and social contribution taxes	306.0	410.7	(286.2)
Provision for income and social contribution taxes
Current	(124.3)	(152.9)	(181.7)
Deferred	(28.8)	(28.8)	188.0
Benefit of tax holidays	16.0	13.5	12.4
Net income	168.9	242.6	(267.7)
Net income attributable to:
Shareholders of the Company	160.9	233.7	(266.5)
Non-controlling interests in subsidiaries	8.0	8.9	(1.1)
Adjusted EBITDA	879.8	782.3	361.5
Depreciation and amortization¹	386.6	372.4	383.7
Cash flow hedge bonds	19.6	—	11.9
Total investments²	350.1	267.8	554.6
RATIOS
Earnings per share—R$	0.15	0.22	(0.25)
Net debt / Stockholders’ equity	1.02	0.87	0.88
Net debt / LTM Adjusted EBITDA³ (ex-IFRS16)	3.12	2.65	2.87
Net debt / LTM Adjusted EBITDA³	3.27	n/a	3.03
Net interest expense / Adjusted EBITDA	0.19	(0.00)	0.70
Gross margin	6.6%	7.0%	6.9%
Operating margin	2.3%	2.0%	(0.2%)
Adjusted EBITDA margin	4.1%	3.8%	1.5%
Number of employees	15,887	17,027	16,024

¹	Includes amortization with contractual assets with customers – exclusive rights
²

Includes property, plant and equipment and additions to intangible assets, contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, financing of clients and rental advances (net of repayments) and acquisition of shareholdings

³	LTM adjusted EBITDA does not consider impairment of Extrafarma for 4Q19 and 1Q20

16

ULTRAPAR

CONSOLIDATED CASH FLOW

In million of Reais	JAN—MAR	JAN—MAR
	2020	2019
Cash flows from operating activities
Net income for the period	168.9	242.6
Adjustments to reconcile net income to cash provided by operating activities
Share of loss (profit) of subsidiaries, joint ventures and associates	12.4	7.0
Amortization of contractual assets with customers—exclusive rights	82.9	83.6
Amortization of right to use assets	77.9	78.1
Depreciation and amortization	225.9	210.6
PIS and COFINS credits on depreciation	4.5	3.6
Interest and foreign exchange rate variations	505.4	236.1
Deferred income and social contribution taxes	28.8	28.8
(Gain) loss on disposal of property, plant and equipment and intangibles	(6.9)	2.1
Estimated losses on doubtful accounts	30.3	28.2
Provision for losses in inventories	(4.6)	2.1
Provision for post-employment benefits	5.2	(3.9)
Equity instrument granted	2.1	1.0
Other provisions and adjustments	(3.2)	(2.2)
	1,129.5	917.8
(Increase) decrease in current assets
Trade receivables and reseller financing	416.5	226.1
Inventories	328.6	107.1
Recoverable taxes	11.1	(61.7)
Insurance and other receivables	(42.9)	(12.4)
Prepaid expenses	(45.7)	(14.7)
Increase (decrease) in current liabilities
Trade payables	(309.6)	(648.3)
Salaries and related charges	(65.6)	(101.7)
Taxes payable	(24.8)	(28.2)
Income and social contribution taxes	(28.1)	109.3
Post-employment benefits	0.9	—
Provision for tax, civil, and labor risks	3.7	7.1
Insurance and other payables	(16.8)	(8.3)
Deferred revenue	(1.5)	6.9
(Increase) decrease in non-current assets
Trade receivables and reseller financing	17.2	45.5
Recoverable taxes	(213.6)	23.2
Escrow deposits	(35.7)	(11.4)
Other receivables	0.2	0.1
Prepaid expenses	6.9	(2.1)
Increase (decrease) in non-current liabilities
Post-employment benefits	(3.3)	0.1
Provision for tax, civil, and labor risks	3.0	(1.2)
Other payables	(13.8)	14.9
Deferred revenue	—	(0.8)
Payments of contractual assets with customers—exclusive rights	(145.4)	(64.1)
Income and social contribution taxes paid	(38.8)	(40.8)
Net cash provided by operating activities	932.0	462.4
Cash flows from investing activities
Financial investments, net of redemptions	(143.3)	7.7
Acquisition of property, plant, and equipment	(177.4)	(199.2)
Acquisition of intangible assets	(43.2)	(14.9)
Proceeds from disposal of property, plant and equipment and intangibles	19.7	9.0
Net cash used in investing activities	(344.2)	(197.4)
Cash flows from financing activities
Loans and debentures
Proceeds	240.7	60.1
Repayments	(89.5)	(247.4)
Interest paid	(90.4)	(113.8)
Payments of lease	(85.7)	(76.8)
Dividends paid	(260.6)	(380.6)
Related parties	(0.0)	(0.0)
Net cash provided by (used in) financing activities	(285.5)	(758.6)
Effect of exchange rate changes on cash and cash equivalents in foreign currency	76.4	1.0
Increase (decrease) in cash and cash equivalents	378.6	(492.6)
Cash and cash equivalents at the beginning of the period	2,115.4	3,939.0
Cash and cash equivalents at the end of the period	2,494.0	3,446.3
Transactions without cash effect:
Addition on right to use assets and leases payable	169.4	27.0
Initial upfront costs of entitlement assets and suppliers	14.9	—

17

IPIRANGA

BALANCE SHEET

In million of Reais	MAR 20	MAR 19	DEC 19
OPERATING ASSETS
Trade receivables	2,431.9	2,995.9	3,017.4
Non-current trade receivables	388.3	361.5	407.6
Inventories	1,910.9	1,793.5	2,251.1
Taxes	946.2	598.2	960.1
Contractual assets with customers—exclusive rights	1,533.3	1,497.5	1,463.5
Other	539.9	595.3	459.4
Right to use assets	1,002.4	1,076.2	1,027.6
Property, plant and equipment / Intangibles / Investments	3,615.8	3,491.5	3,610.9
TOTAL OPERATING ASSETS	12,368.8	12,409.5	13,197.4
OPERATING LIABILITIES
Suppliers	1,575.5	1,463.0	1,975.3
Salaries and related charges	76.3	91.3	124.9
Post-employment benefits	235.0	201.6	233.5
Taxes	153.3	171.0	178.7
Judicial provisions	334.0	330.0	332.0
Leases payable	642.5	765.2	650.2
Other accounts payable	275.7	248.0	271.6
TOTAL OPERATING LIABILITIES	3,292.3	3,270.0	3,766.3

INCOME STATEMENT

In million of Reais	1Q20	1Q19	4Q19
Net sales	17,899.6	17,428.0	20,232.5
Cost of products and services sold	(17,204.6)	(16,565.5)	(19,289.1)
Gross profit	695.0	862.5	943.4
Operating expenses
Selling	(307.8)	(326.9)	(304.8)
General and administrative	(158.9)	(160.7)	(218.6)
Other operating income	44.1	24.1	76.6
Gain (loss) on disposal of property, plant and equipment and intangibles	6.5	(0.9)	1.9
Operating income	279.0	398.0	498.5
Share of profit of subsidiaries, joint ventures and associates	0.4	0.4	0.5
Adjusted EBITDA	479.9	597.0	699.5
Depreciation and amortization¹	200.5	198.6	200.5
Ratios
Gross margin (R$/m³)	127	154	154
Operating margin (R$/m³)	51	71	82
Adjusted EBITDA margin (R$/m³)	87	107	114
Adjusted EBITDA margin (%)	2.7%	3.4%	3.5%
Number of service stations	7,106	7,218	7,090
Number of employees	3,341	3,368	3,289

¹	Includes amortization with contractual assets with customers—exclusive rights

18

OXITENO

BALANCE SHEET

In million of Reais	MAR 20	MAR 19	DEC 19
OPERATING ASSETS
Trade receivables	700.1	560.4	537.8
Inventories	829.1	778.7	768.2
Taxes	712.1	582.5	586.0
Other	164.4	137.3	162.7
Right to use assets	38.2	37.2	37.1
Property, plant and equipment / Intangibles / Investments	2,948.3	2,577.1	2,635.4
TOTAL OPERATING ASSETS	5,392.2	4,673.2	4,727.3
OPERATING LIABILITIES
Suppliers	469.9	356.9	354.8
Salaries and related charges	110.5	89.3	108.3
Taxes	34.8	28.6	34.6
Judicial provisions	26.3	25.2	23.1
Leases payable	39.8	37.4	38.4
Other accounts payable	39.6	30.6	45.7
TOTAL OPERATING LIABILITIES	721.0	568.0	605.0

INCOME STATEMENT

In million of Reais	1Q20	1Q19	4Q19
Net sales	1,107.9	1,055.7	1,011.7
Cost of products sold
Variable	(729.0)	(738.5)	(662.0)
Fixed	(102.4)	(111.9)	(118.1)
Depreciation and amortization	(45.5)	(48.2)	(47.1)
Gross profit	231.0	157.0	184.4
Operating expenses
Selling	(84.5)	(81.4)	(77.7)
General and administrative	(109.7)	(90.9)	(118.4)
Other operating income	71.9	1.3	5.1
Gain (loss) on disposal of property, plant and equipment and intangibles	(0.2)	0.3	(13.8)
Operating income (loss)	108.5	(13.7)	(20.4)
Share of profit of subsidiaries, joint ventures and associates	0.2	0.0	(0.1)
Adjusted EBITDA	192.6	39.6	56.8
Depreciation and amortization	64.2	53.3	65.3
Cash flow hedge bonds	19.6	—	11.9
Ratios
Gross margin (R$/ton)	1,279	872	1,055
Gross margin (US$/ton)	287	231	256
Operating margin (R$/ton)	601	(76)	(117)
Operating margin (US$/ton)	135	(20)	(28)
EBITDA margin (R$/ton)	1,066	220	325
EBITDA margin (US$/ton)	239	58	79
Number of employees	1,813	1,941	1,844

19

ULTRAGAZ

BALANCE SHEET

In million of Reais	MAR 20	MAR 19	DEC 19
OPERATING ASSETS
Trade receivables	386.5	412.8	379.3
Non-current trade receivables	12.6	22.5	10.6
Inventories	109.6	102.9	142.9
Taxes	84.4	89.5	86.7
Escrow deposits	219.6	220.1	217.5
Other	68.0	61.6	60.6
Right to use assets	110.4	155.6	133.8
Property, plant and equipment / Intangibles	1,001.9	945.2	994.6
TOTAL OPERATING ASSETS	1,993.0	2,010.3	2,026.0
OPERATING LIABILITIES
Suppliers	89.0	73.2	76.9
Salaries and related charges	65.3	79.7	96.8
Taxes	12.1	8.1	11.6
Judicial provisions	128.4	115.3	125.3
Leases payable	147.6	156.5	172.0
Other accounts payable	97.3	123.0	99.7
TOTAL OPERATING LIABILITIES	539.7	555.9	582.3

INCOME STATEMENT

In million of Reais	1Q20	1Q19	4Q19
Net sales	1,761.5	1,640.2	1,787.7
Cost of products sold	(1,522.9)	(1,432.0)	(1,518.1)
Gross profit	238.6	208.3	269.6
Operating expenses
Selling	(106.6)	(107.7)	(105.5)
General and administrative	(47.5)	(52.7)	(58.1)
Other operating income	4.9	3.4	7.4
Gain (loss) on disposal of property, plant and equipment and intangibles	0.9	0.9	(0.1)
Operating income	90.2	52.2	113.2
Share of profit of subsidiaries, joint ventures and associates	0.0	0.0	(0.0)
Adjusted EBITDA	147.0	109.5	167.9
Depreciation and amortization¹	56.7	57.3	54.7
Ratios
Gross margin (R$/ton)	566	527	624
Operating margin (R$/ton)	214	132	262
EBITDA margin (R$/ton)	349	277	389
Number of employees	3,420	3,508	3,414

¹	Includes amortization with contractual assets with customers—exclusive rights

20

ULTRACARGO

BALANCE SHEET

In million of Reais	MAR 20	MAR 19	DEC 19
OPERATING ASSETS
Trade receivables	42.1	47.5	34.4
Inventories	6.5	5.9	6.1
Taxes	23.4	4.8	28.3
Other	20.8	17.3	12.9
Right to use assets	466.0	138.8	350.2
Property, plant and equipment / Intangibles / Investments	1,320.1	1,188.7	1,317.3
TOTAL OPERATING ASSETS	1,878.9	1,403.0	1,749.2
OPERATING LIABILITIES
Suppliers	29.4	28.9	33.8
Salaries and related charges	24.2	17.9	28.7
Taxes	10.4	6.9	9.7
Judicial provisions	10.2	24.0	10.3
Leases payable	422.7	129.9	304.2
Other accounts payable¹	96.4	61.7	107.0
TOTAL OPERATING LIABILITIES	593.4	269.2	493.6

¹   Includes the long term obligations with clients account and the extra amount related to the acquisition of Temmar, in the port of Itaqui and payables—indemnification clients and third parties

INCOME STATEMENT

In million of Reais	1Q20	1Q19	4Q19
Net sales	163.3	126.5	152.9
Cost of services sold	(62.5)	(58.8)	(73.6)
Gross profit	100.8	67.7	79.3
Operating expenses
Selling	(1.7)	(1.7)	(2.6)
General and administrative	(30.8)	(26.8)	(40.3)
Other operating income	2.9	(1.0)	(1.4)
Gain (loss) on disposal of property, plant and equipment and intangibles	(0.2)	0.0	(0.8)
Operating income	71.0	38.4	34.1
Share of profit of subsidiaries, joint ventures and associates	0.1	0.5	(0.4)
EBITDA	90.5	59.6	53.7
Depreciation and amortization	19.5	20.7	20.0
Ratios
Gross margin	61.7%	53.5%	51.9%
Operating margin	43.4%	30.3%	22.3%
EBITDA margin	55.4%	47.1%	35.1%
Number of employees	809	707	792

21

EXTRAFARMA

BALANCE SHEET

In million of Reais	MAR 20	MAR 19	DEC 19
OPERATING ASSETS
Trade receivables	71.2	176.9	105.3
Inventories	538.7	562.3	547.2
Taxes	223.9	155.0	225.7
Other	31.6	25.9	21.2
Right to use assets	415.9	513.6	425.9
Property, plant and equipment / Intangibles	526.5	1,134.4	535.9
TOTAL OPERATING ASSETS	1,807.7	2,568.1	1,861.2
OPERATING LIABILITIES
Suppliers	232.2	171.8	247.9
Salaries and related charges	42.1	48.2	45.9
Taxes	33.6	24.7	34.2
Judicial provisions	20.3	44.8	20.5
Leases payable	412.9	487.7	417.4
Other accounts payable	18.1	13.6	20.8
TOTAL OPERATING LIABILITIES	759.1	790.8	786.7
INCOME STATEMENT
In million of Reais	1Q20	1Q19	4Q19
Gross revenues	520.9	545.7	528.1
Sales returns, discounts and taxes	(27.5)	(29.3)	(26.6)
Net sales	493.3	516.3	501.5
Cost of products and services sold	(348.5)	(374.8)	(347.0)
Gross profit	144.8	141.5	154.5
Operating expenses	(174.4)	(185.4)	(177.2)
Other operating income	(0.3)	8.8	(8.6)
Gain (loss) on disposal of property, plant and equipment and intangibles	(0.0)	(2.4)	(18.1)
Impairment	—	—	(593.3)
Operating loss	(29.9)	(37.4)	(642.7)
EBITDA	8.9	1.2	(603.5)
Depreciation and amortization	38.8	38.6	39.2
Ratios¹
Gross margin	27.8%	25.9%	29.3%
Operating margin	(5.7%)	(6.9%)	(121.7%)
EBITDA margin	1.7%	0.2%	(114.3%)
Number of employees	6,108	7,095	6,292

[1]	Calculated based on gross revenues

22

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nr 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Time and Location:

May 13, 2020, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Mr. André Brickmann Areno; (iii) Chief Executive Officer, Mr. Frederico Pinheiro Fleury Curado; (iv) Chief Financial and Investor Relations Officer, Mr. André Pires de Oliveira Dias; (v) other executive officers of the Company, Mrs. Décio de Sampaio Amaral, João Benjamin Parolin, Marcelo Pereira Malta de Araújo, Rodrigo de Almeida Pizzinatto and Tabajara Bertelli Costa; and (vi) in relation to item 1 and 2 of the agenda, the coordinator of the Audit and Risks Committee, Mr. Flávio Cesar Maia Luz; (vii) in relation to item 1 of the agenda, the president of the Fiscal Council, Mr. Geraldo Toffanello; and (viii) in relation to item 3 of the agenda, the Director of the Risks, Compliance and Audit Department, Mr. Denis Celso Marques Cuenca.

Agenda and decisions:

1.	After having analyzed and discussed the performance of the Company in the first quarter of the current fiscal year, the respective financial statements were approved.

2.

The members of the Board of Directors approved the fees proposal of KPMG Auditores Independentes to provide auditing services for the 2020 financial statements, as proposed by the Executive Board and the Company’s Audit and Risks Committee.

3.	The Board Members discussed the effects of COVID-19 on employees, on society and on the Company’s activities, as well as the crisis exit scenarios.

Observation: The resolutions were approved, with no amendments or qualifications, by all the Board Members.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present.

Pedro Wongtschowski – Chairman

Lucio de Castro Andrade Filho – Vice-Chairman

Alexandre Gonçalves Silva

Ana Paula Janes Vescovi

Flávia Buarque de Almeida

Joaquim Pedro de Mello

Jorge Marques de Toledo Camargo

José Galló

José Maurício Pereira Coelho

Nildemar Secches

André Brickmann Areno – Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2020

ULTRAPAR HOLDINGS INC.

By:	/s/ Andre Pires de Oliveira Dias
Name:	Andre Pires de Oliveira Dias
Title:	Chief Financial and Investor Relations Officer

(Parent and Consolidated Interim Financial Information as of and the Three-month period Ended March 31, 2020 and Report on Review of Interim Financial Information, 1Q20 Earnings Release and Board of Directors minutes)